

# invitation homes™



**2023**

# Annual Report

The Park at Westfield
Village | Atlanta

# Together with you, we make a house a home.

We focus on high-growth markets and infill neighborhoods with proximity to jobs, transportation, and schools.

## 84,567 wholly owned homes

Seattle
6%

Minn.
1%

Chicago
3%

Northern California
6%

Denver
3%

Carolinas
6%

Las Vegas
4%

Atlanta
13%

Southern California
11%

Phoenix
10%

Dallas
3%

Jax
2%

Houston
2%

Tampa
10%

Orlando
8%

South Florida
12%

● Percent of 4Q23 revenue



| ~96% | 6.3% | >34% more | 1.7x more |
|---|---|---|---|
| of revenue from Western U.S., Sunbelt, and Florida | Same Store blended rental rate growth for the year ended December 31, 2023[1] | home price appreciation than U.S. average since 2012[2] | job growth than U.S. average since 2012[2] |

1.   "Same Store" is defined in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

2.   Sources: John Burns Real Estate Consulting, S&P CoreLogic Case-Shiller® Home Price Indices, October 2023. Growth rates compare the U.S. average with the average of those markets in which Invitation Homes owns homes, as weighted by Invitation Homes' home count for each entire market as of December 31, 2023.

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

## FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2023**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from          to**

**Commission File Number 001-38004**

# Invitation Homes Inc.
**(Exact name of registrant as specified in its charter)**

| | |
|---|---|
| **Maryland** | **90-0939055** |
| **(State or other jurisdiction of incorporation or organization)** | **(I.R.S. Employer Identification No.)** |
| **1717 Main Street, Suite 2000** | |
| **Dallas, Texas** | **75201** |
| **(Address of principal executive offices)** | **(Zip Code)** |

**(972) 421-3600**
**(Registrant's telephone number, including area code)**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|---|---|---|
| Common stock, $0.01 par value | INVH | New York Stock Exchange |

**Securities registered pursuant to Section 12(g) of the Act: None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☑   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.   Yes ☐   No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| | | |
|---|---|---|
| Large Accelerated Filer ☑ | | Accelerated Filer ☐ |
| Non-Accelerated Filer ☐ | | Smaller Reporting Company ☐ |
| | | Emerging Growth Company ☐ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filling reflect the correction of an error to previously issued financials statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☑

As of June 30, 2023, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $21.1 billion (based upon the closing sale price of the common stock on that date on the New York Stock Exchange).

As of February 20, 2024, there were 611,958,239 shares of common stock, par value $0.01 per share, outstanding.

**DOCUMENTS INCORPORATED BY REFERENCE**

Items 10, 11, 12, 13, and 14 of Part III incorporate information by reference from the registrant's definitive proxy statement relating to its 2024 annual meeting of stockholders (the "2024 Proxy Statement") to be filed with the Securities and Exchange Commission within 120 days after the close of the registrant's fiscal year to which this report relates.

# INVITATION HOMES INC.

# FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which include, but are not limited to, statements related to our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, and other non-historical statements. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "projects," "predicts," "intends," "plans," "estimates," "anticipates," or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties as summarized below in "Summary Risk Factors." These risks and uncertainties include among others, risks inherent to the single-family rental industry and our business model, macroeconomic factors beyond our control, competition in identifying and acquiring properties, competition in the leasing market for quality residents, increasing property taxes, homeowners' association ("HOA") fees, and insurance costs, poor resident selection and defaults and non-renewals by our residents, our dependence on third parties for key services, risks related to the evaluation of properties, performance of our information technology systems, risks related to our indebtedness, risks related to the potential negative impact of unfavorable global and United States economic conditions (including inflation and interest rates), uncertainty in financial markets (including due to bank failures), geopolitical tensions, natural disasters, climate change, and public health crises, on our financial condition, results of operations, cash flows, business, associates, and residents. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. We believe these factors include but are not limited to, those described under Part I. Item 1A. "Risk Factors" of this Annual Report on Form 10-K, as such factors may be updated from time to time in our other periodic filings with the Securities and Exchange Commission (the "SEC"), which are accessible on the SEC's website at https://www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this Annual Report on Form 10-K and in our other periodic filings. The forward-looking statements speak only as of the date of this Annual Report on Form 10-K, and we expressly disclaim any obligation or undertaking to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except to the extent otherwise required by law.

## Summary Risk Factors

Our ability to successfully operate our business is subject to numerous risks, including those that are generally associated with operating in the real estate industry. Some of the more significant challenges and risks are summarized below. This summary contains only a select portion of the risks set forth in Part I. Item 1A. "Risk Factors" and throughout this Annual Report on Form 10-K.

- Our operating results are subject to risks associated with our real estate assets, as well as unfavorable global and United States economic conditions, uncertainty in financial markets (including due to bank failures), and geopolitical tensions;

- Supply chain disruptions, labor shortages, or labor inflation could have a material adverse impact on our business, financial condition, or operating results;

- A significant portion of our costs and expenses are fixed, including increasing property taxes, insurance costs, and HOA fees, and we may not be able to adapt our costs structure to offset declines in our revenue;

- Timing and costs of renovating our properties and the cost of maintaining rental properties may negatively affect our financial results;

- Concentration of our investments in certain markets and in the single-family properties sector of the real estate industry exposes us to seasonal fluctuations in rental demand and downturns in our markets or in the single-family properties sector;

- We face significant competition for quality residents, which may limit our ability to lease homes on favorable terms;

- Our reliance on information supplied by prospective residents, which may be inaccurate, may lead to poor leasing decisions, and our portfolio may contain more risk than we believe;

- If a significant number of our residents fail to meet their lease obligations or fail to renew their leases, our reputation, financial performance, and ability to make distributions to our stockholders may be adversely affected;

- We face risks associated with acquisitions and dispositions of properties which could lead to material losses on our investments in our properties and adversely impact anticipated yields, including risks related to:
  - competition in identifying and acquiring our properties;
  - possible title defects;
  - acquisitions of new homes from third-party homebuilders;
  - bulk portfolio acquisitions and dispositions;
  - acquisitions through an auction process;
  - evaluation of properties based on potentially inaccurate assumptions
  - difficulty selling our real estate investments; and
  - acquisitions of properties consistent with our investment strategy regardless of favorability of rental and housing markets;

- Our dependence upon third parties for key services may have an adverse effect on our operating results or reputation if the third parties fail to perform;

- Relatively short lease terms expose us to the risk that we may have to re-lease our properties frequently, which we may be unable to do on attractive terms, on a timely basis, or at all;

- Fluctuations of rent rates in our markets could adversely affect our financial condition, operating results, and ability to make distributions to our stockholders;

- Declining real estate valuations and impairment charges could adversely affect our financial condition and operating results;

- Investments in joint ventures may restrict our market choices and expose us to challenges, including limited decision-making authority, reliance on partners' financial conditions, potential liabilities for services provided, and disputes with joint venture partners;

- We may suffer losses that are not covered by insurance and we may elect to self-insure against potential losses;

- We are employing a business model with a limited track record, which may make our business difficult to evaluate;

- We may encounter challenges providing property and asset management services to portfolio owners of single-family homes leading to management distractions or operational inconsistencies;

- Compliance with governmental laws, regulations, and covenants, including expanding tenant rights' laws, restrictions on evictions and collections, rent control laws, affordability covenants, permit, license, and zoning requirements, may negatively impact our rental income and profitability;

- Legal and regulatory proceedings and demands from tenant and consumer advocacy organizations, exacerbated by increased political and regulatory scrutiny of our industry, and negative publicity could constrain our operations and may result in significant litigation expenses and reputational harm;

- Many of our properties are part of HOAs, subjecting us and our residents to the rules of such HOAs, which are subject to change, and violations may lead to additional fees and penalties and costly litigation with such HOAs;

4

- Leasing fraud may negatively impact our operations, including the loss of revenue and/or an increase in costs to combat these activities, and may result in fines, settlements, litigation expenses, and reputational damage;

- We are highly dependent on information systems, and system failures, security breaches, and our use of emerging technologies such as artificial intelligence could disrupt our business and present business, reputational, legal, and compliance risks;

- We are subject to risks related to environmental, social, and governance issues, including risks from natural disasters, environmentally hazardous conditions, and physical and transitional climate change risks;

- Difficulty securing financing from debt and equity markets, or a credit ratings downgrade may negatively impact our growth strategy, financial condition, and operating results;

- We utilize a significant amount of indebtedness in our business, and our cash flows and operating results could be adversely affected by required debt payments or related interest and other risks of our debt financing;

- Provisions of Maryland law and our charter may limit the ability of a third party to acquire control of us, even if such change in control would be in the best interests of our stockholders; and

- Failure to maintain our qualification as a real estate investment trust ("REIT") may result in taxation as a regular domestic corporation leading to a substantial tax liability, and maintaining our REIT status may hinder our ability to operate solely on the basis of maximizing profits.

This summary is qualified in its entirety by the more complete statement of risks and uncertainties in Part I. Item 1A. "Risk Factors." You should carefully read the entire statement together with all of the other information in this Annual Report on Form 10-K when considering the risks and uncertainties in evaluating our company and our business.

**DEFINED TERMS**

Invitation Homes Inc. ("INVH"), a REIT, conducts its operations through Invitation Homes Operating Partnership LP ("INVH LP"). Through THR Property Management L.P., a wholly owned subsidiary of INVH LP, and its wholly owned subsidiaries (collectively, the "Manager"), we provide all management and other administrative services with respect to the properties we own. The Manager also provides professional property and asset management services to portfolio owners of single-family homes for lease, including our investments in unconsolidated joint ventures. Unless the context suggests otherwise, references in this Annual Report on Form 10-K to "Invitation Homes," the "Company," "we," "our," and "us" refer to INVH and its consolidated subsidiaries.

In this Annual Report on Form 10-K:

- "average monthly rent" represents average monthly rental income per home for occupied properties in an identified population of homes over the measurement period and reflects the impact of non-service rent concessions and contractual rent increases amortized over the life of the related lease. We believe average monthly rent reflects pricing trends that significantly impact rental revenues over time, making average monthly rent useful to management and external stakeholders as a means of evaluating changes in rental revenues across periods;

- "average occupancy" for an identified population of homes represents (i) the total number of days that the homes in such population were occupied during the measurement period, divided by (ii) the total number of days that the homes in such population were owned during the measurement period. We believe average occupancy significantly impacts rental revenues in a given period, making comparisons of average occupancy across different periods helpful to management and external stakeholders in evaluating changes in rental revenues across periods;

- "Carolinas" includes Charlotte-Concord-Gastonia, NC-SC, Greensboro-High Point, NC, Raleigh-Cary, NC, Durham-Chapel Hill, NC, and Winston-Salem, NC;

- "core markets" represent the 16 markets identified on our portfolio table in Part II. Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations — Our Portfolio;"

- "days to re-resident" for an individual home represents the number of days between (i) the date the prior resident moves out of a home and (ii) the date the next resident is granted access to the same home, which is deemed to be the earlier of the next resident's contractual lease start date and the next resident's move-in date. Days to re-resident impacts our average occupancy and thus our rental revenues, making comparisons of days to re-resident helpful to management and external stakeholders in evaluating changes in rental revenues across periods;

- "in-fill" refers to markets, MSAs, submarkets, neighborhoods, or other geographic areas that are typified by significant population densities and low availability of land suitable for development into competitive properties, resulting in limited opportunities for new construction;

- "Metropolitan Statistical Area" or "MSA" is defined by the United States Office of Management and Budget as a region associated with at least one urbanized area that has a population of at least 50,000 and comprises the central county or counties containing the core, plus adjacent outlying counties having a high degree of social and economic integration with the central county or counties as measured through commuting;

- "net effective rental rate growth" for any home represents the percentage difference between the monthly rent from an expiring lease and the monthly rent from the next lease and, in each case, reflects the impact of non-service rent concessions and contractual rent increases amortized over the life of the related lease. Leases are either renewal leases, where our current resident chooses to stay for a subsequent lease term, or a new lease, where our previous resident moves out and a new resident signs a lease to occupy the same home. Net effective rental rate growth drives changes in our average monthly rent, making net effective rental rate growth useful to management and external stakeholders as a means of evaluating changes in rental revenues across periods;

- "Northern California" includes Sacramento-Roseville-Folsom, CA, San Francisco-Oakland-Berkeley, CA, Stockton, CA, Vallejo, CA, and Yuba City, CA;

- "PSF" means per square foot. When comparing homes or cohorts of homes, we believe PSF calculations help management and external stakeholders normalize metrics for differences in property size, enabling more meaningful comparisons based on characteristics other than property size;

- "Same Store" or "Same Store portfolio" includes, for a given reporting period, wholly owned homes that have been stabilized and seasoned, excluding homes that have been sold, homes that have been identified for sale to an owner occupant and have become vacant, homes that have been deemed inoperable or significantly impaired by casualty loss events or force majeure, homes acquired in portfolio transactions that are deemed not to have undergone renovations of sufficiently similar quality and characteristics as the existing Invitation Homes Same Store portfolio, and homes in markets that we have announced an intent to exit where we no longer operate a significant number of homes for the primary purpose of income generation. Homes are considered stabilized if they have (i) completed an initial renovation and (ii) entered into at least one post-initial renovation lease. An acquired portfolio that is both leased and deemed to be of sufficiently similar quality and characteristics as the existing Invitation Homes Same Store portfolio may be considered stabilized at the time of acquisition. Homes are considered to be seasoned once they have been stabilized for at least 15 months prior to January 1st of the year in which the Same Store portfolio was established. We believe information about the portion of our portfolio that has been fully operational for the entirety of a given reporting period and its prior year comparison period provides management and external stakeholders with meaningful information about the performance of our comparable homes across periods and about trends in our organic business;

- "Southeast United States" includes our Atlanta and Carolinas markets;

- "South Florida" includes Miami-Fort Lauderdale-Pompano Beach, FL, and Port St. Lucie, FL;

- "Southern California" includes Los Angeles-Long Beach-Anaheim, CA, Oxnard-Thousand Oaks-Ventura, CA, Riverside-San Bernardino-Ontario, CA, and San Diego-Chula Vista-Carlsbad, CA;

- "SWH" refers to Starwood Waypoint Homes. On November 16, 2017, INVH and certain of its affiliates entered into a series of transactions with SWH and certain SWH affiliates, which resulted in SWH and its operating partnership being merged into INVH and INVH LP, respectively, with INVH and INVH LP being the surviving entities;

- "total homes" or "total portfolio" refers to the total number of homes we own, whether or not stabilized, and excludes any properties previously acquired in purchases that have been subsequently rescinded or vacated. Unless otherwise indicated, total homes or total portfolio refers to wholly owned homes and excludes homes owned in joint ventures. Additionally, unless the context otherwise requires, all measures in this Annual Report on Form 10-K are presented on a total portfolio basis;

- "turnover rate" represents the number of instances that homes in an identified population become unoccupied in a given period, divided by the number of homes in such population. To the extent the measurement period shown is less than 12 months, the turnover rate may be reflected on an annualized basis. We believe turnover rate impacts average occupancy and thus our rental revenues, making comparisons of turnover rate helpful to management and external stakeholders in evaluating changes in rental revenues across periods. In addition, turnover can impact our cost to maintain homes, making changes in turnover rate useful to management and external stakeholders in evaluating changes in our property operating and maintenance expenses across periods; and

- "Western United States" includes our Southern California, Northern California, Seattle, Phoenix, Las Vegas, and Denver markets.

**PART I**

**ITEM 1. BUSINESS**

**Overview**

Invitation Homes is a leading owner and operator of single-family homes for lease, offering residents high-quality homes in sought-after neighborhoods across the United States. As of December 31, 2023, we own approximately 85,000 homes for lease which are located primarily in 16 core markets across the country. These homes help meet the needs of a growing share of Americans who prefer the ease of a leasing lifestyle over the burden of owning a home. We provide our residents access to updated homes with features they value, as well as close proximity to jobs and access to good schools. The continued demand for our product proves that the choice and flexibility we offer are attractive to many people.

We operate in markets with strong demand drivers, high barriers to entry, and high rent growth potential, primarily in the Western United States, Florida, and the Southeast United States. Through disciplined market and asset selection, as well as through strategic mergers and acquisitions, we designed our owned portfolio to capture the operating benefits of local density as well as economies of scale that we believe cannot be readily replicated. Since our founding in 2012, we have built a proven, vertically integrated operating platform that enables us to effectively and efficiently acquire, renovate, lease, maintain, and manage both the homes we own and those we manage on behalf of others.

The portfolio of homes we own average approximately 1,880 square feet with three bedrooms and two bathrooms, appealing to a resident base that we believe is less transitory than a typical multifamily resident. We invest in the upfront renovation of homes in our portfolio in order to address capital needs, reduce ongoing maintenance costs, and drive resident demand.

At Invitation Homes, we are committed to creating a better way to live and to being a force for positive change, while at the same time advancing efforts that make our company more innovative and our processes more sustainable. Environmental, social, and governance ("ESG") initiatives are an important part of our strategic business objectives and are critical to our long-term success.

Our mission statement, "Together with you, we make a house a home," reflects our commitment to high-touch customer service that continuously enhances residents' living experiences and provides homes where individuals and families can thrive. Each aspect of our operations — whether in our corporate headquarters or field offices located in our 16 core markets — is driven by a resident-centric model. Our associates take our values seriously and work hard every day to honor the trust our residents have placed in us to provide clean, safe, and functional homes for them and their loved ones. In turn, we focus on ensuring that our associates are fairly compensated and that we provide a diverse, equitable, and inclusive culture where they are appreciated for who they are and what they bring to the business. We also place a strong emphasis on the impact we have in our communities and to the environment in general, and we continue to develop programs that demonstrate that commitment. In addition, we ensure that we operate under strong, well-defined governance practices and adhere to the highest ethical standards at all times.

**History**

Through certain of the six holding entities that owned our business prior to our initial public offering (the "IH Holding Entities"), we commenced operations in 2012. On January 31, 2017, we effected certain reorganization transactions that resulted in INVH LP holding, directly or indirectly, all of the assets, liabilities, and results of operations of the Manager and the full portfolio of homes owned by the IH Holding Entities. As a result of the reorganization transactions, INVH LP became a consolidated subsidiary of INVH. A wholly owned subsidiary of INVH, Invitation Homes OP GP LLC (the "General Partner"), serves as INVH LP's sole general partner.

Invitation Homes Inc., a Maryland corporation, was incorporated in Delaware on October 4, 2016. On February 6, 2017, Invitation Homes Inc. changed its jurisdiction of incorporation to Maryland and completed an initial public offering of its shares of common stock (the "IPO").

As of December 31, 2023, INVH owns a 99.7% partnership interest in INVH LP and has the full, exclusive, and complete responsibility for and discretion over the day-to-day management and control of INVH LP.

Our principal executive offices are located at 1717 Main Street, Suite 2000, Dallas, Texas 75201, and our telephone number is (972) 421-3600.

## Our Platform

Our vertically integrated, scalable platform allows greater influence over the experience of our residents while enabling us to better control operating costs and continuously share best practices across functional areas of the business. Our differentiated platform is built upon:

- *Resident-centric focus*. Our high-touch business model enables us to continuously solicit and integrate resident feedback into our operations and tailor our approach to address their preferences, providing a superior living experience and fostering customer loyalty. We believe this, in turn, drives rent growth, occupancy, and low turnover rates and will enable us to develop significant brand equity in the longer term.

- *Local presence and expertise*. In-market managers oversee the operations of local leasing, property management, and maintenance teams, enabling us to provide outstanding resident service, leverage local expertise in managing rental, occupancy, and turnover rates, and improve cost and oversight of renovations and ongoing maintenance of our homes. As a result of our concentrated footprint within our core markets, our regional managers and in-market teams are able to realize local-operator advantages, while still benefiting from significant economies of scale.

- *Scalable, centralized infrastructure*. We support local market operations with national strategy, infrastructure, workflows enabled by technology, and standards to drive efficiency, consistency, and cost savings. We utilize our extensive scale and investments in technology to ensure the consistent quality of our resident experience and maximize cost efficiencies and purchasing power. On a national level we are also able to standardize resident leases, employ a consistent approach to resident screening and leasing operations, and utilize dynamic, rules-based pricing tools informed by local market conditions.

Our approach to investment and asset management similarly combines local presence and expertise with national oversight. Our investment and asset management teams are primarily located in-market and apply their local market knowledge within the framework of a proprietary and consistent underwriting methodology, with support from national leadership focused on investment and asset management strategy based in our corporate headquarters. Through the integration of investment, property management, and asset management functions, our platform enables our teams to incorporate real-time information regarding leasing activity, property operations, maintenance, and capital spending into asset selection and asset management. We believe the advantages of our integrated acquisition platform and local market expertise drive the performance of our existing total portfolio of 84,567 owned homes as of December 31, 2023 as well as the portfolio of homes we manage on behalf of others. We similarly believe that employing experienced, in-house acquisitions teams at the local level gives us a competitive advantage in selectively acquiring homes that will maximize risk-adjusted total return.

## Our Business Activities

Since our founding in 2012, we have built a proven, vertically integrated operating platform that allows us to effectively and efficiently acquire, renovate, lease, maintain, and manage both the homes we own as well as those we manage on behalf of others, including our joint venture partners and third parties. Our differentiated approach, which combines a resident-centric focus, local market presence and expertise, and national strategy, infrastructure, technology-enabled workflows, and standards, informs all areas of our operations.

*Property Operations*

Property operations encompasses the in-house local market management and execution of marketing, leasing, resident relations, and maintenance functions. We have developed and employ a highly scalable, vertically integrated, and resident-centric property management service platform, referred to as "ProCare." All of our property management functions have been internally managed since our founding in 2012, and we have implemented an extensive property management infrastructure, including an online resident portal, smart home technology, a mobile app for residents to schedule and track maintenance requests, a technology suite to manage work orders and associate schedules, dedicated in-market associates, and local offices in each of our markets.

We have organized our property management associates and operating structure such that Vice Presidents of Operations in each of our core markets are responsible for the operations of local leasing, property management, and maintenance teams. We believe our operating model differentiates our approach to local market operations and enables us to provide superior, high-touch resident service, maximize the effectiveness of our in-market associates in managing rental, occupancy, and turnover rates and improve our cost management and oversight over both upfront renovations and ongoing maintenance.

All of our local market associates are supported by our centralized national infrastructure, which allows us to deploy best practices and standardization where appropriate. The combination of our local market presence and national infrastructure enables us to exercise greater control over our property management service platform, allowing us to enhance the experience of our residents, better manage operating costs, and share best practices across various functional areas of our business.

*Marketing and Leasing*

Our associates are responsible for establishing rental rates, marketing and leasing properties, and collecting and processing rent. We establish and manage rental rates based on a dynamic, rules-based pricing tool that is informed by local market conditions, including a competitive analysis of market rents for institutional single-family rental properties, the size, fit and finish, and location of the home, the number of applications received, and the number of days a home has been available on the market. We also consider a number of qualitative factors, such as neighborhood characteristics, community amenities, and proximity to employment centers, desirable schools, transportation corridors, and local services.

We typically begin pre-marketing properties 30 to 45 days in advance of their becoming vacant to maintain high occupancy rates and reduce vacancy losses. We advertise available properties through multiple channels, including our proprietary website, internet listing services (such as Zillow, Trulia, HotPads, and Realtor.com), Multiple Listing Service ("MLS"), yard signs, search engine marketing, digital media, and local brokers. We offer flexible showing options for convenience, including virtual tours and floor plans, self-showings that leverage smart home technology, and in-person showings. We own internal brokerages to serve the states in which we operate and utilize in-market leasing experience specialists to drive an end-to-end resident experience that achieves our occupancy, revenue, and retention goals while facilitating enjoyment of a worry-free leasing lifestyle.

Prospective residents may submit an application on our website. To maintain brand consistency and better track compliance with leasing requirements, we utilize standardized online applications, national lease agreements, move-in and move-out documents, resident communications, and other ancillary documents. We evaluate prospective residents in a standardized manner through the use of third-party resident screening providers that obtain appropriate identification, evaluate credit history and household income, review the applicant's rental history, and complete a background check for criminal activity, each in accordance with applicable law. Although we require a minimum income to rent ratio, many additional factors are also considered during the resident evaluation process, including eviction history, criminal history, and rental and other payment history.

Our disciplined investment strategy and local, in-market approach have given us scale and density of homes in desirable neighborhoods, enabling us to execute cost-effective advertising strategies targeting potential residents whose online behaviors indicate interest in these neighborhoods. We believe this approach increases our likelihood of capturing and retaining residents and enhances our opportunity to develop and market other programs and services.

*Digital Marketing Initiatives and Branding*

We encourage meaningful community interaction across our digital platforms by continuously refreshing the content of our website, blog, and social media accounts with articles, home maintenance advice, giveaways, and incentives designed to enrich the lives of our residents and protect our homes. For example, we alert our residents to prepare for storms, encourage them to pay their rent online, offer "Lease Friendly" and "Make It Home" design tips and giveaways, and hold an annual Resident Appreciation Month. Our resident engagement and social following continue to grow, owing partially to positive feedback from residents, who specifically mention our approachable lifestyle and home maintenance content that helps them make a house a home.

*Resident Relations and Property Maintenance*

The associates in each of our markets are responsible for property repairs and maintenance and resident relations. In coordination with a third-party vendor, we offer a 24/7 emergency telephone line to handle after-hours maintenance issues on an expedited basis as needed, and our residents can also contact us through our mobile app, our online resident portal, our call centers, or our local property management offices. As part of our property management best practices, we seek to conduct routine repairs and maintenance in a timely manner, as appropriate, by appointment at the resident's convenience. We seek to utilize quality materials to minimize the recurrence of maintenance requests and maximize long-term rental income and cash flows from our portfolio.

We typically utilize our in-house maintenance associates in each of our markets to provide ordinary course, "handyman" services, and outsource more complex or extensive repairs, such as roofing, heating, ventilation, and air conditioning ("HVAC") systems, plumbing, and electrical work to vetted, pre-approved third-party vendor partners. We strive to maximize the number of maintenance calls that are addressed by our in-house maintenance technicians. In cases where we outsource more complex or extensive repairs, our in-house maintenance associates provide oversight to ensure quality control and cost effectiveness. In addition, our in-house maintenance associates conduct periodic ProCare visits to our properties to help foster positive, long-term relationships with our residents, track and report maintenance needs effectively, conduct preventive maintenance, and ensure compliance with lease terms, local laws, and HOA rules and regulations.

ProCare service, our proactive property management service platform, includes several touchpoints over the term of a resident's lease designed to enhance their satisfaction with our service model, improve the efficiency of our service and our homes' systems, and ensure that each resident is properly educated regarding the home and their responsibilities. When a new resident moves into one of our homes, our associates conduct a resident orientation during which we revisit the terms of the lease, outline what aspects of the home's upkeep are the resident's responsibility, walk through all of the home's major systems in order to familiarize the resident with their safe and proper operation, and inform the resident that we will be conducting a post move-in maintenance visit. Following the move-in orientation, each resident is encouraged to keep a record of any non-emergency service items. We conduct a post move-in maintenance visit approximately 45 days after move-in, during which our in-house property maintenance associates will address any non-emergency service needs the resident has noted. We believe this process has a number of benefits. First, by conducting an in-person move-in orientation, we are able to ensure that residents understand their obligations under the terms of their lease, as well as how to safely and properly operate the home's systems, reducing both the likelihood of misaligned expectations and unnecessary wear and tear on the property. Second, by scheduling a post move-in maintenance visit, we are able to address multiple service requests in a single visit, improving the resident experience by avoiding the inconvenience of multiple service appointments and improving the efficiency and productivity of our in-house property maintenance associates. Finally, the post move-in maintenance visit allows us to more quickly identify residents who may not be adhering to the terms of their lease or may be subjecting the home to undue wear and tear and/or damages as a result of their treatment of the property.

We also conduct pre-move-out consultations 15 to 30 days prior to scheduled resident move-outs and any additional pre-move-out consultations required by applicable law. These consultations allow us to notify residents of any repairs they may need to undertake prior to moving out of the property, such as removing scuff marks or landscaping maintenance, in order to avoid forfeiture of part or all of their security deposit. In addition, these visits allow our in-house property maintenance associates to begin preparing a scope of work and budget for the turnover work we undertake between residents to prepare our homes to be re-leased to a new resident. These visits also improve our ability to pre-market our homes.

Regardless of the purpose or timing of the visit, our in-house property maintenance associates are required to conduct a general property condition assessment ("GPCA") every time they visit one of our homes. The GPCA requires our in-house property maintenance associates to assess and document interior and exterior conditions and whether the resident is adhering to the terms of their lease, as well as any potential safety hazards or potential causes of damage that could result in us incurring significant maintenance costs if left unaddressed. If a deficiency is identified by our in-house property maintenance associates we endeavor to take prompt action to correct it.

### Investment and Asset Management

#### Acquisition Strategy

We have a disciplined acquisition platform that is capable of deploying capital from multiple capital sources, including our own balance sheet and joint ventures that we manage, across multiple acquisition channels and markets simultaneously. Our strategy targets both existing homes via MLS or through portfolio acquisitions and newly constructed homes via strategic relationships with homebuilders. Our markets were generally selected through a robust process utilizing an analysis of housing and rental market supply and demand fundamentals, macroeconomic and demographic trends, and risk-adjusted total return potential. Specifically, the process we use to select and, on an ongoing basis, evaluate our markets ranks these markets based on relative weightings of factors that include, but are not limited to, forecast population and employment growth, household formation, historical and forecast deliveries of new residential housing supply, size of the addressable market, volume of new and existing home sales, potential yields implied by the relationship between market rental rates and the price of single-family residential housing, forecast home price appreciation, and forecast rental rate growth.

We have amassed significant scale within our 16 core markets. In these markets, our acquisition strategy has been, and will continue to be, focused on buying, renovating, and operating high quality single-family homes for lease that we believe will appeal to and attract a high quality resident base, that will experience robust long-term demand, and that will benefit from capital appreciation. In evaluating acquisitions, we analyze numerous factors, including neighborhood desirability, proximity to employment centers, schools, and transportation corridors, community amenities, construction type, and required ongoing capital needs, among others.

We target submarkets and neighborhoods in undersupplied high-growth markets and leverage our in-house acquisition and operations teams' local market expertise to acquire homes in desirable locations that we believe will experience above average rental rate growth and home price appreciation. Our in-house acquisition teams are comprised of dedicated professionals located in our markets and at our corporate headquarters who provide strategic direction and broad oversight. Our acquisition teams have significant local market experience and expertise in single-family investments and sales, which enables us to target specific submarkets, neighborhoods, individual streets, and homes that meet our selection and underwriting criteria. As part of our selective and disciplined investment approach, we have analyzed and considered a far greater number of potential acquisitions than the number of homes we have actually acquired or have agreed to purchase in the future from a homebuilder with whom we have a strategic relationship. We thus have a substantial proprietary database from which we can draw as we evaluate future acquisition opportunities in our markets. As a result of our large existing portfolio and volume of acquisitions to date, we believe we have a high degree of visibility into rental rates and fixed and controllable operating expenses, which allows us to more accurately underwrite expected net yields of homes prior to acquisition.

To identify investment opportunities, we also collaborate with local market real estate brokers, homebuilders, and strategic third-party technology platforms, which we leverage to source off-market acquisition opportunities. Within our markets, our approach allows us to screen broadly and rapidly to identify potential acquisitions in highly targeted submarkets at the neighborhood and street levels. Our in-house team of acquisition professionals coordinates with our in-house renovation, maintenance, and property management teams to ensure that feedback from historical acquisitions is shared across functions so that our ongoing investment activities are informed by, and benefit from, insight from prior experience.

*Partnerships with Homebuilders*

We have increasingly leveraged strategic relationships with homebuilders to identify opportunities to purchase newly constructed homes. These partnerships allow us to meaningfully scale and expand our portfolio with single-family homes that are specifically designed to be leased by our target customer. We commission the construction of homes in high-demand areas that cater to the needs and preferences of our residents, contributing to the overall number of homes available in a supply-constrained environment. These contractual arrangements generally provide for periodic deposits from us to the homebuilders and scheduled delivery of homes over a specified period of time.

*Property Renovations*

We have an in-house team of dedicated associates located in our markets who oversee the upfront property renovation process and the ongoing maintenance of our homes, with support from centralized construction experts and infrastructure, including technology-enabled workflows. This team works in collaboration with our in-house investment and property management teams to maximize the total return of our upfront investment and minimize ongoing maintenance costs. To this end, our professionals ensure the following are evaluated: the structural needs and major systems of a property (e.g., examining roofs, HVAC systems, and siding); other maintenance-reducing improvements and repairs (e.g., installing durable hard-surface flooring, removing carpet from high-traffic areas, and testing plumbing and pipes both in the home and out to the street); and the level of fit and finish required to maintain consistency with our brand standards and maximize rental demand (e.g., selecting cabinet and countertop finishes and appliances designed to improve resident demand).

In general, before a previously owned home is acquired or first becomes vacant after acquisition, our in-house teams begin the renovation process by preparing a detailed renovation budget and scope of work based on an assessment of each property's major systems and structural features. These include HVAC, roofs, pools, and plumbing and electrical systems. In addition, we also evaluate other features of the home's fit and finish, including appliances, landscaping, decks and/or patios, and fixtures. During our initial assessment, we also determine the potential for, and potential return on, any value-additive upgrades that may reduce future operating costs or enhance rental demand and, by extension, our ability to realize more attractive rental, occupancy, or turnover rates.

We are able to drive cost efficiencies through oversight by our local associates of the entire process of renovating our homes. Each property's detailed budget and scope of work prepared by our in-house team of renovation professionals is reviewed and vetted by our operations teams, both locally and nationally, and in certain cases of work we contract directly, presented for bid to one or more of our pre-approved vendor partners in each of our markets. In the case of work for which we rely upon general contractors, we set prices based on the scope of work involved. By establishing and enforcing best practices and quality consistency, and through a constant process of evaluating and grading our vendor partners, we believe that we are able to reduce the costs of both materials and labor. For example, we have negotiated discounts and extended warranties for products that we regularly use during the renovation process, including appliances, HVAC systems and components, carpet and flooring, and paint, among others. We are also able to reduce general contractor fees by working directly with vendors. We believe this approach results in both a larger proportion of our upfront renovation expenditures going toward actual investment in our homes as well as lower overall expenditures than if we were to outsource all elements of vendor selection and oversight to third-party general contractors.

*Portfolio Optimization*

We maintain a sophisticated process to identify and efficiently dispose of homes that no longer fit our investment objectives and recycle capital into homes that better fit our long-term investment objectives. We believe we have a proven ability to optimize sales prices while reducing both time to sell and selling costs by utilizing multiple distribution channels, including bulk portfolio sales, our "Resident First Look" program (which facilitates home sales to our current residents), direct-to-market sales, and MLS. We believe the significant local density of our portfolio, which averages approximately 5,000 homes in each of our core markets as of December 31, 2023, allows us to selectively sell properties without sacrificing the operating efficiency of our concentrated scale.

**Environmental, Social, and Governance**

As one of the nation's premier home leasing companies, we have an opportunity to make a profound impact through sustainability initiatives as we seek to embody our values of Unshakeable Integrity, Genuine Care, Continuous Excellence, and Standout Citizenship. Our mission statement "Together with you, we make a house a home" reflects our efforts to create an exceptional leasing experience for our residents, a workplace where our associates can thrive, and ESG practices that contribute to a more inclusive, equitable, and sustainable world. As outlined in our 2022 ESG update, *Bringing Sustainability Home,* we are committed to incorporating sustainability efforts into our strategy, processes, and operations.

We believe that integrating ESG initiatives into our strategic business objectives is part of our long-term success, and we continue to evolve our corporate strategy to meet sustainability and social responsibility commitments. To that end, our in-house ESG professionals and a cross-functional task force of associates ensure consistent attention and focus on ESG matters. In addition, the Nominating and Corporate Governance Committee of the board of directors is responsible for monitoring, reviewing, and providing oversight of our ESG strategy, initiatives, and policies via periodic updates from management regarding our ESG activities and progress. We also believe in the value of feedback, and we hold ourselves accountable. We participate in the GRESB Real Estate Assessment for a third-party evaluation of our ESG performance, and we are the first United States REIT to link the pricing of a revolving credit facility to our GRESB score.

Through our integrated and ongoing approach to sustainability and corporate responsibility, we seek to drive positive change and create value for our stakeholders. Our guiding social responsibility, business, and workplace policies apply to our directors, officers, associates, and vendors. These policies apply to all activities undertaken by or on behalf of Invitation Homes anywhere we operate. Among other things, these policies encompass community and associate engagement, diversity, equity, and inclusion ("DE&I"), human rights, corporate governance and ethics, and environmental initiatives.

*Environmental Stewardship*

We are committed to sustainability and being a good corporate citizen. We focus on environmental sustainability because we recognize that the operation of our assets, how our associates manage and conduct our business, and how our residents use their homes can have a meaningful impact on the environment. While each resident is solely responsible for utility expenses related to energy and water usage, we seek to address environmental impacts within our control and encourage our residents to do the same in their homes. For information about our perspective on climate change see Part II. Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations — Climate Change."

*Social Responsibility*

We strive to provide a work environment that attracts, develops, and retains top talent by creating an engaging work experience with opportunities for development. Further, our engagement with residents, community members, vendors, and others helps build strong connections that benefit our communities.

*Residents*

By offering quality homes in attractive neighborhoods, we believe we give residents the choice to lease a home in a community that may not have otherwise been attainable. We strive to provide our residents with a worry-free leasing lifestyle through service that includes welcoming them with an in-person home orientation at move-in, making their lives easier with our smart home technology and other value-add service offerings, providing 24/7 maintenance combined with our ProCare property management platform, and surveying residents to ask for feedback that can help us make their experience even better. We have successfully driven consistently high resident satisfaction by promoting a culture of Genuine Care, including through a formal recognition program and by linking a portion of all operational associates' compensation to resident satisfaction.

Maintaining consistent and transparent communication with our residents is a priority. In the last few years, we have updated resources on our external website to promote transparency, including:

- a step-by-step guide to our application process, including detailed qualification requirements, for potential residents;

- a detailed move-out guide to inform residents of the steps to take when moving out of one of our homes, as well as tips on how to receive their full security deposit back; and

- a detailed list of lease components such as rent, utility reimbursements, value-add services, and related fees to build awareness of the residents' service selections and the charges they are responsible for when they lease a home.

We also believe it is important to listen to our residents, and we take their feedback to heart in our quest to continuously enhance the Genuine Care we provide. We survey residents at each key step in their journey with Invitation Homes, such as at move-in and move-out, and after every maintenance interaction they have with an Invitation Homes associate or vendor. We use this feedback and other information to hold ourselves accountable, with 100% of our operational associates having a portion of their compensation tied directly to resident satisfaction survey scores. We also use feedback from surveys and focus groups to help inform new service offerings and enhancements we make to the resident experience. In addition to our website and resident surveys, we engage with our residents through monthly resident newsletters, blog posts, and social media campaigns and contests.

Our all-time company rating of 4.2 on Google and Yelp combined, our A+ rating with the Better Business Bureau ("BBB"), and our BBB accreditation evidence our commitment to resident satisfaction.

In late 2023, we entered into a partnership with Esusu, a financial technology platform designed to facilitate the reporting of positive rent payment behavior to all three credit reporting agencies. We believe our residents should receive credit for timely rent payments. At no cost to them, we have successfully enrolled 180,000 residents in the positive rent reporting program. Credit scores for a majority of our residents have improved on average by over 30 points since enrollment. Additionally, our residents benefit from convenient access to Esusu's online portal where they can view their credit scores and trended score data, gaining valuable insights to enhance their financial awareness.

*Human Capital*

As of December 31, 2023, we had 1,555 dedicated full-time associates, which we supplement with temporary and contract resources as needed. None of our associates are covered by a collective bargaining agreement. Associates are the backbone of our company, and we understand that nothing is accomplished without the day-to-day dedication of our invaluable teams. Whether they are front-line market associates who represent us each and every day with our residents or centralized team members who support the front line and strive to ensure the quality and consistency of our work, our associates are our greatest asset. From our focus on associates' well-being, health, and safety to our support of a DE&I culture, we treat each other fairly and act with honesty, integrity, and respect.

We believe that diverse, equitable, and inclusive companies make for more innovative, engaged, and happy teams. Our organization celebrates diversity and cultivates a culture of equity and inclusion. As of December 31, 2023, women comprise 44% of all associates and 43% of our manager and above population, and people of color comprise 44% of all associates and 30% of our manager and above population. During the year ended December 31, 2023, 43% of our new hires were women and 45% were people of color. We currently have six active Employee Resource Groups ("ERGs"): Together With Women; The Black Collective; Juntos; GenNEXT; Open Invitation; and Asian Alliance. As of December 31, 2023, 460 associates were members of at least one ERG.

Our DE&I philosophy contributes to our overall business strategy and serves as a catalyst for retaining our associates, recruiting diverse talent, and building beneficial business relationships with key stakeholders. This business approach is expected to help increase our workforce diversity, retain and upskill our talent, and enhance our company's culture. We expect this to position us as an employer of choice and one of the nation's leading home leasing companies. In 2023, we were recognized for our commitment to diversity, equity, and inclusion through several external awards: Best Company for Diversity, Best Company for Women, Best CEO for Women and Best CEO for Diversity by Comparably; and Best Company by Fairygodboss.

We value feedback from our associates, and we maintain a continuous listening associate survey tool, *Our Family. Your Voice.* We continue to achieve high participation by our associates, with 86% of our associates sharing feedback at least once in 2023. This tool provides managers with actionable feedback on several key engagement dimensions. We believe meaningful actions based on associate feedback provided by the surveys have resulted, and will continue to result, in ongoing high engagement with our associates as evidenced by our strong associate Net Promoter Score of 65 at the end of 2023, compared to a benchmark of 32. In 2023, our focus on engagement led to recognition by Comparably for Best Company Culture, Best Company for Work-Life Balance, and Best Company for Outlook and by US News and World Report as one of the Best Companies to Work for in Real Estate.

We recognize the value of providing regular development opportunities for our associates that improve their capability to succeed in their current roles and achieve career growth to meet their aspirations. *Growing People for Success* is our fully integrated talent cycle that incorporates our performance and feedback process, career growth and development, and leadership behaviors model. We also conduct an annual mandatory compliance training campaign and offer a robust catalog of online learning and development videos designed to help associates build their skills. We were recognized by Comparably in 2023 for Best Company for Career Growth.

We are committed to accelerating the development of our leaders through various programs such as "Leadership Essentials," a program designed to build capable and confident leaders that can lead and inspire a diverse workforce in an ever-changing environment. In 2023, we launched the second cohort of "Peak," an immersive six-month leadership development program for 25 emerging leaders. We also expanded "LeAP," our leadership assessment program, aimed at creating a science-based approach to identifying, growing, and retaining our top talent. This commitment to leadership development resulted in Invitation Homes being recognized by Comparably in 2023 as having Best Company Leadership.

We believe that competitive compensation and benefits are key drivers of associate attraction, retention, motivation, and engagement. Compensation is one component of our *Total Value* offering for Invitation Homes associates, and we strive to compensate associates fairly and consistently based on market rates for their roles, experience, and how they perform. We monitor our pay equity practices on an ongoing basis and consider pay equity dynamics when promoting internally and hiring externally. Sustaining pay equity is a key focus for us now and in the future.

Another component of our *Total Value* offering for associates is our holistic wellness program, which is designed to enhance mental, physical, and financial wellbeing. We also offer a *myFlexibility* program under which many of our office-based associates work hybrid schedules. Health and safety programs and processes are also vitally important to the wellbeing of our associates, and we conduct monthly safety training for our maintenance associates and a regular driving safety training for our fleet drivers. We strive to drive continuous improvement in our health and safety performance by maintaining high standards for our health and safety compliance programs and reinforcing expectations with respect to safe behaviors and safety rules. We endeavor to ensure that our associates are well-informed about health and safety measures and are provided with the appropriate equipment and tools to protect themselves and those around them. We continually monitor the number of work-related injuries per 100 associates in a one-year period. New incidents are reported and evaluated for corrective action, and through continuous investment in health and safety, we strive to mitigate the risk of on-the-job injuries. Our 2023 incident rate was 3.39, compared to 3.49 in 2022 and 3.26 in 2021.

We believe it is critically important to maintain a corporate culture that demands integrity and reflects ethical values. Everyone who works at or with Invitation Homes should feel confident about our high ethical standards, our honesty, and our integrity. We maintain a Code of Business Conduct and Ethics (the "Code of Conduct") that is applicable to all of our directors, officers, and associates. The Code of Conduct helps guide us as we collaborate to accomplish our goals together, while holding ourselves individually responsible for our work and accountable for our actions. Our Vendor Code of Conduct is an extension of our values to our vendors and serves to highlight our commitment to ethical business practices and regulatory compliance.

*Communities*

We value being part of the communities where we do business, and we recognize that the vitality of our business is directly linked to the vitality of the communities in which we operate. We also believe our business has a positive economic impact on the communities in which we operate, through improved neighborhoods that benefit from our home renovations, the value of our local teams living in and contributing to the local economy, and the payment of real estate taxes and purchase of local goods and services.

We encourage our associates to be good neighbors in their respective communities by partnering with local organizations to provide support to those in need. We are actively engaged in a broad range of community and philanthropic activities in our markets, contributing funds nationwide and encouraging our associates to be active in their communities by providing each of them 20 hours of paid volunteer time each year. In 2023, associates volunteered 19,733 hours in their local communities.

*Governance and Ethical Business Practices*

We strive every day to ensure that our actions result in value for the individuals and organizations that have chosen to invest in our company, and we take that responsibility very seriously. We believe that ethical business practices and good governance promote the long-term interests of our stockholders, strengthen the board of directors and management accountability, and improve our standing as a trusted member of the communities we serve.

We believe it is critically important to maintain a corporate culture that demands integrity and reflects our ethical values. We are committed to operating at the highest ethical level and serving as a responsible fiduciary for our stockholders. Everyone who works at or with Invitation Homes should feel confident about our high ethical standards, our honesty, and our integrity. Our Code of Conduct drives our daily decisions, demonstrating our commitment to be a responsible corporate citizen and a good business partner. We work hard daily and are committed to delivering on our company's mission statement — "Together with you, we make a house a home." In doing so, our actions are guided by our company's core values: Unshakeable Integrity, Genuine Care, Continuous Excellence, and Standout Citizenship. The Code of Conduct helps guide us as we collaborate to accomplish our goals together, while holding ourselves individually responsible for our work and accountable for our actions.

*Code of Conduct*

Our Code of Conduct is supported by associate conduct policies and programs and reinforced through regular associate training. Honesty and integrity are essential in our daily interactions with residents, fellow associates, vendors, suppliers, and other stakeholders. Our Code of Conduct articulates these tenets, including policies on conflicts of interest, gifts and entertainment, fraud, sanctions, outside activities, political contributions, and bribery and corruption. Any associate who violates the requirements of the Code of Conduct, or any of our other policies, is subject to disciplinary action up to and including termination.

*Reporting Violations and Whistleblower Protection*

Our confidential compliance hotline is critical to our ethics and compliance program. The hotline is available 24 hours a day, 365 days a year and is operated by a third-party compliance management provider, enabling automated and anonymous reporting. We have implemented a "whistleblower" policy that allows our associates to file reports regarding any impropriety on a confidential and anonymous basis and establishes comprehensive procedures for the receipt, retention, investigation, and treatment of reports. The reports are reviewed with our audit committee at meetings throughout the year. Our Code of Conduct provides that "neither our company, nor any director, officer, employee, contractor, subcontractor, or agent of the company will, directly or indirectly, discharge, demote, suspend, threaten, harass, or in any manner discriminate or retaliate against any person who, in good faith, makes a report or assists in investigating a report."

*Vendor Practices*

We have adopted a Vendor Code of Conduct that extends our values to company vendors and highlights our commitment to ethical business practices, safe labor conditions, respect for human rights, environmental stewardship, and regulatory compliance.

**Risk Management**

We face various forms of risk in our business ranging from broad economic, housing market, and interest rate risks to more specific factors, such as credit risk related to our residents, re-leasing of properties, and competition for properties. Our board of directors believes that effective risk management involves our entire corporate governance framework. Both management and the board of directors have key responsibilities in managing risk throughout our company. Our board of directors provides overall risk oversight, both directly and through its committees, to help management identify and assess the major risks our company faces and to develop policies and procedures for monitoring and controlling such risks.

Management is responsible for the day-to-day management of risk, including identification and assessment of material risks, implementation of appropriate risk management strategies, and integration of risk management into our decision-making process. Members of the board of directors regularly meet with members of management and other key associates who advise the directors on areas of enterprise risk, risk mitigation, response strategies, and any incidents that have arisen. We believe that the systems and processes developed by our experienced executive team, with the strategic counsel and stewardship of our board of directors, allow us to effectively monitor, manage, and ultimately mitigate these risks.

We seek to maximize revenue collections through our robust, standardized resident screening process (which includes, among other things, credit checks, evaluations of household income, and criminal background checks), as well as by utilizing an online resident payment portal, which includes an auto-pay feature, to facilitate the electronic collection of a majority of our rental payments. In addition, we track resident delinquency on a daily basis and assess any late fees promptly in accordance with the terms of our lease (typically between the third and fifth calendar day of the month).

See "— Systems and Technology" for information about cybersecurity risk management.

**Insurance**

We maintain property, casualty, flood, and corporate-level insurance coverage related to our business, including general liability, business auto, umbrella, commercial crime, directors' and officers' liability, fiduciary liability, cyber liability, employment practices liability, and workers' compensation insurance. We believe the policy specifications and insured limits under our insurance program are appropriate and adequate for our business and properties given the relative risk of loss, the cost of the coverage, and industry practice. However, our insurance coverage is subject to deductibles and coverage exclusions, and we are self-insured up to the amount of such deductibles and exclusions. See Part I. Item 1A. "Risk Factors — Risks Related to Our Business and Operations — *We may suffer losses that are not covered by insurance.*"

**Systems and Technology**

Effective systems and technology are essential components of our business. To ensure scalability for continued growth of our portfolio of single-family homes for lease, we have made significant investments in various processes and systems including lease and property management, construction management, property and corporate accounting, asset management and data analysis. In addition to carefully monitoring our core platform, we consistently advance cloud-based digital technologies to benefit both our residents and our associates.

We offer choice and control to our prospective and existing residents by providing a mobile-responsive website, an iOS app, and an Android app to engage with us. Prospective residents can browse homes available for lease, take virtual tours, request additional information, and apply to lease a specific home. Our existing residents have the added convenience of requesting maintenance services, paying rent, and learning about value-add services – all from their digital platform of choice.

Our associates are able to support and manage requests for critical functions such as leasing and maintenance through easy-to-use digital tools. Our system is designed to handle the core requirements of residential property accounting, including accounting for security deposits as well as payment of property-level expenses. The system also interfaces with our third-party resident screening vendors to expedite evaluations of prospective residents' rental applications.

Throughout our operations, we rely on technology systems that integrate with various third-party vendors and service providers. The failure of these systems or services to perform at subscribed levels could adversely impact our business. Taking a proactive approach and engaging with our third-party vendors about service delivery and implementing security risk management controls allow us to mitigate any potential negative impact on our business. For more information on the risks related to our use of technology and cybersecurity risk management, see Part I. Item 1A. "Risk Factors — Risks Related to Information Technology, Cybersecurity, and Data Protection — *Security breaches and other disruptions could compromise our information systems and expose us to liability, which would cause our business and reputation to suffer*" and Part I. Item 1C. "Cybersecurity."

**Competition**

We face competition from different sources in each of our primary activities: acquiring and leasing our properties and providing asset and property management services for single-family homes. We believe our competitors in acquiring properties for investment purposes are larger investors, including private equity funds and other REITs, that are seeking to capitalize on the same market opportunity that we have identified, individual investors, and small private investment partnerships looking for one-off acquisitions of investment properties that can either be leased or restored and sold. Our primary competitors in acquiring portfolios include large and small private equity investors, public and private REITs, and other sizable private institutional investors. These same competitors may also compete with us for residents and may provide property and asset management services similar to those that we provide. Competition may increase the prices for properties that we would like to purchase, reduce the amount of rent we may charge for our properties, reduce the occupancy of our portfolio, and adversely impact our ability to achieve attractive total returns. However, we believe that our acquisition platform, our extensive in-market property operations infrastructure, and local expertise in our markets provide us with competitive advantages.

**Inflation**

Inflation primarily impacts our results of operations as a result of increased repair and maintenance and other costs and wage pressures. Inflation could also impact our cost of capital as a result of changing interest rates on variable rate debt that is not hedged or if our debt instruments are refinanced in a high-inflation environment. Our resident leases typically have a term of one to two years, which generally enables us to compensate for inflationary effects by increasing rents on our homes to current market rates. Although an extreme or sustained escalation in costs could have a negative impact on our residents and their ability to absorb rent increases, we do not believe this had a material impact on our results of operations for the year ended December 31, 2023.

**Seasonality**

Our business and related operating results have been, and we believe will continue to be, impacted by seasonal factors throughout the year. In particular, we have experienced higher levels of resident move-outs during the summer months, which impacts both our rental revenues and related turnover costs. Further, our property operating costs are seasonally impacted in certain markets by increases in expenses such as HVAC repairs and costs to re-resident during the summer season.

**Regulation**

*General*

Our business operations and properties are subject to various covenants, laws, ordinances, and rules. We seek to comply in all material respects with such covenants, laws, ordinances, and rules, and we also require that our residents agree to comply with such covenants, laws, ordinances, and rules in their leases with us.

*Fair Housing Act*

The Fair Housing Act ("FHA") and its state law counterparts and the regulations promulgated by the United States Department of Housing and Urban Development and various state agencies prohibit discrimination in housing on the basis of race or color, national origin, religion, sex, familial status (including children under the age of 18 living with parents or legal custodians, pregnant women, and people in the process of adopting a child or securing custody of children under the age of 18), disability or, in some states, financial capability and veteran status, among other protected classes. We train our associates on a regular basis regarding such laws and regulations and we believe that our properties are in compliance with the FHA and other such regulations.

*Municipal Regulations and Homeowners' Associations*

Our properties are subject to various municipal regulations and orders, and county and city ordinances, including without limitation, use, operation and maintenance of our properties. Certain of our properties are subject to the rules of the various HOAs where such properties are located. HOA rules and regulations are commonly referred to as "covenants, conditions and restrictions," or CC&Rs, and typically consist of various restrictions or guidelines regarding use and maintenance of the property, including, among others, landscaping standards, noise restrictions, or guidelines as to how many cars may be parked on the property.

*Broker Licensure*

We own internal brokerages to serve the states in which we operate and utilize in-market leasing experience specialists to drive an end-to-end resident experience that achieves our occupancy, revenue, and retention goals while facilitating enjoyment of a worry-free leasing lifestyle. Our internal brokerages are subject to numerous federal, state, and local laws and regulations that govern the licensure of real estate agents and brokers and affiliate brokers and set forth standards for, and prohibitions on, the conduct of real estate brokers. Such standards and prohibitions include, among others, those relating to fiduciary and agency duties, administration of trust funds, collection of commissions, and advertising and consumer disclosures, as well as compliance with federal, state, and local laws and programs for providing housing to low-income families. Under applicable state law, we generally have a duty to supervise and are responsible for the conduct of our internal brokerages.

*Environmental Matters*

As a current or prior owner of real estate, we are subject to various federal, state, and local environmental laws, regulations, and ordinances, and we could be liable to third parties as a result of environmental contamination or noncompliance at our properties, even if we no longer own such properties. We are not aware of any environmental matters that would have a material adverse effect on our financial position. See Part I. Item 1A. "Risk Factors — Legal and Regulatory Related Risks — *Contingent or unknown liabilities could adversely affect our financial condition, cash flows, and operating results.*"

*Laws and Regulations Regarding Privacy and Data Protection*

We are subject to a variety of laws and regulations that involve matters such as privacy, data protection, content, consumer protection, and other matters. For example, the California Consumer Privacy Act and the Nevada Privacy Law, which took effect in January 2020, establish certain transparency rules and create new data privacy rights for users, including more ability to control how their data is shared with third parties. See Part I. Item 1A. "Risk Factors — Risks Related to Information Technology, Cybersecurity, and Data Protection — *Our business is subject to laws and regulations regarding privacy, data protection, consumer protection, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, or otherwise harm our business.*"

**Segment Reporting**

Operating segments are defined as components of an enterprise for which discrete financial information is available that is evaluated regularly by the Chief Operating Decision Maker ("CODM") in deciding how to allocate resources and in assessing performance. Our CODM is the Chief Executive Officer.

Under the provisions of ASC 280, *Segment Reporting*, we have determined that we have one reportable segment related to acquiring, renovating, leasing, and operating single-family homes as rental properties. The CODM evaluates operating performance and allocates resources on a total portfolio basis. The CODM utilizes net operating income ("NOI") as the primary measure to evaluate performance of the total portfolio.

**REIT Qualification**

We have elected to qualify as a REIT for United States federal income tax purposes. So long as we qualify as a REIT, we generally will not be subject to United States federal income tax on net taxable income that we distribute annually to our stockholders. To qualify as a REIT for United States federal income tax purposes, we must continually satisfy tests concerning, among other things, the real estate qualification of sources of our income, the composition and values of our assets, the amounts we distribute to our stockholders, and the diversity of ownership of our stock. To comply with REIT requirements, we may need to forego otherwise attractive opportunities and limit our expansion opportunities and the manner in which we conduct our operations.

**Website and Availability of SEC filings**

We file annual, quarterly, and current reports, proxy statements, and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's website at https://www.sec.gov.

We maintain an internet site at INVH.com, where we make our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act available free of charge as soon as reasonably practicable after they are filed with or furnished to the SEC. Our website and the information contained on or through that site are not incorporated into this Annual Report on Form 10-K. We use our website INVH.com as a channel of distribution of material company information. For example, financial and other material information regarding our company is routinely posted on and accessible at INVH.com. Accordingly, investors should monitor the website, in addition to following our press releases, SEC filings, and public conference calls and webcasts. In addition, you may automatically receive email alerts and other information about Invitation Homes when you enroll your email address by visiting the Email Notification section at INVH.com under the Investor Resources tab. The contents of our website and social media channels are not, however, a part of this Annual Report on Form 10-K and are not incorporated by reference herein.

**ITEM 1A. RISK FACTORS**

The risk factors noted in this section and other factors noted throughout this Annual Report on Form 10-K, describe certain risks and uncertainties that could cause our actual results to differ materially from those contained in any forward-looking statement and should be considered carefully in evaluating our company and our business. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

<p style="text-align:center;">**Risks Related to Our Business Environment and Industry**</p>

***Our operating results are subject to general economic conditions and risks associated with our real estate assets.***

Our operating results are subject to risks generally incident to the ownership and rental of residential real estate, many of which are beyond our control, including, without limitation:

- unfavorable global and United States economic conditions (including inflation and interest rates), uncertainty in financial markets, and geopolitical tensions;

- bank failures or other liquidity constraints affecting financial institutions;

- changes in national, regional, or local economic, demographic, or real estate market conditions;

- changes in job markets and employment levels on a national, regional, and local basis;

- declines in the value of residential real estate;

- overall conditions in the housing market, including:

  - macroeconomic shifts in demand for rental homes;

  - inability to lease or re-lease homes to residents on a timely basis, on attractive terms or at all;

  - failure of residents to pay rent when due or otherwise perform their lease obligations;

  - unanticipated repairs, capital expenditures, weather related damages, or other costs;

  - uninsured damages; and

  - increases in property taxes, HOA fees, and insurance costs;

- level of competition for suitable rental homes;

- terms and conditions of purchase contracts;

- costs and time period required to convert acquisitions to rental homes;

- changes in the terms or availability of financing that may render the acquisition of any homes difficult or unattractive;

- the liquidity of real estate investments, generally;

- the short-term nature of most residential leases and the costs and potential delays in re-leasing;

- changes in laws, including those that increase operating expenses or limit our ability to increase rental rates. See "Legal and Regulatory Related Risks — ***Eviction, tenant rights, rent control, and rent stabilization laws, and other similar laws and/or regulations that limit our ability to collect rent, enforce remedies for failure to pay rent, or increase rental rates may negatively impact our rental income and profitability;***"

- the impact of potential reforms relating to government-sponsored enterprises involved in the home finance and mortgage markets;

<p style="text-align:center;">23</p>

- rules, regulations and/or policy initiatives by government and private actors, including HOAs, to discourage or restrict the purchase or operation of single-family properties by entities owned or controlled by institutional investors;

- the potential effects of climate change, related regulatory policies, legislation, and/or investor responses and expectations, and the transition to a lower-carbon economy;

- disputes and potential negative publicity in connection with eviction proceedings;

- construction of new supply;

- costs resulting from the clean-up of, and liability to third parties for damages resulting from, environmental problems, such as indoor mold;

- fraud by borrowers, originators, and/or sellers of mortgage loans;

- undetected deficiencies and/or inaccuracies in underlying mortgage loan documentation and calculations;

- casualty or condemnation losses;

- the geographic mix of our properties;

- the cost, quality, and condition of the properties we are able to acquire; and

- our ability to provide adequate management, maintenance, and insurance.

Any one or more of these factors could adversely affect our business, financial condition, and results of operations.

### Many factors impact the single-family rental market; and if rents in our markets do not increase sufficiently to keep pace with rising costs of operations, our income and distributable cash could decline.

The success of our business model depends, in part, on conditions in the single-family rental market in which we operate. One of the possible impacts on our results of operations and key operating metrics due to limitations on our ability to increase rental rates could be a decrease in gross rental revenues and other property income. Our investment strategy is based on assumptions about occupancy levels, rental rates, interest rates, and other factors; and if those assumptions prove to be inaccurate, our cash flows may be reduced. Multiple economic and demographic factors may contribute to increases or decreases in homeownership rates resulting in fluctuating rental rates and average occupancy levels. Revenues earned from our property and asset management services are sensitive to macroeconomic conditions that negatively impact rent collections and the performance of the properties we manage. In addition, we expect that if investors like us increasingly seek to capitalize on opportunities to purchase housing assets and convert them to productive uses, competition in the market for the supply of single-family rental properties may increase and could result in a higher cost to acquire those properties. A softening of the rental market in our core areas would reduce our rental revenue and profitability.

### Inflation could adversely affect our business and financial results.

Inflation, which continued to increase during 2023, has adversely affected us by increasing the costs of products, materials, and labor needed to operate our business and could continue to adversely affect us in future periods. The effects of inflation on our financial condition and results of operations over the past few years are primarily related to increased operating costs for the procurement of goods and service, compensation of our associates, including benefits, and financing costs in the form of interest expense. Continued inflationary pressures could have a material impact on our results of operations in the future. In an inflationary environment, we may not be able to raise rents sufficiently to keep up with the rate of inflation. High levels of inflation may also negatively impact consumer income and spending, among other factors, which may adversely impact our business, financial condition, cash flows, and results of operations. Actions by the government to stimulate the economy may increase the risk of significant inflation, which may also have an adverse impact on our business or financial results.

***Increasing property taxes, insurance costs, and HOA fees may negatively affect our financial results.***

As a result of our substantial real estate holdings, the cost of property taxes and insuring our properties is a significant component of our expenses. Our properties are subject to real and personal property taxes that may increase as tax rates change and as the real properties are assessed or reassessed by taxing authorities. As the owner of our properties, we are responsible for payment of the taxes to the applicable government authorities. If real property taxes increase, our expenses will increase. If we fail to pay any such taxes, the applicable taxing authority may place a lien on the real property and the real property may be subject to a tax sale.

In addition, a significant portion of our properties are located within HOAs, and we are subject to HOA rules and regulations. HOAs have the power to increase monthly charges and make assessments for capital improvements and common area repairs and maintenance.

Property taxes, insurance costs, and HOA fees may be subject to significant increases, which can be outside of our control. If the costs associated with property taxes, insurance, or HOA fees and assessments rise significantly and we are unable to increase rental rates due to current market conditions, rent control laws, or other regulations to offset such increases, our results of operations would be negatively affected.

***Our business, results of operations, financial condition, and cash flows may be adversely affected by pandemics and outbreaks of infectious disease.***

A significant outbreak of infectious disease, medical epidemic, or a pandemic may result in a widespread health crisis and may lead to an economic downturn that could negatively affect our business, results of operations, and financial condition. To the extent our current or prospective residents experience unemployment, deteriorating financial conditions, and declines in household income, resulting from medical epidemics or pandemics, they may be unwilling or unable to pay rent in full on a timely basis or renew or enter into new leases for our homes, and our revenues and operating results could be negatively affected.

Measures put in place in response to a pandemic such as temporary eviction moratoriums if certain criteria are met by residents, deferral of missed rent payments without incurring late fees, and restrictions on rent increases may impose restrictions on our ability to enforce residents' contractual rental obligations and limit our ability to collect and increase rents.

The resulting impact from a future pandemic or outbreak of infectious disease on rental revenues and other property income could impact our ability to make all required debt service payments and to continue paying dividends to our stockholders at expected levels or at all.

Additionally, the lingering impact of a pandemic and related containment measures may interfere with the ability of our suppliers and other business partners to carry out their assigned tasks or supply materials, products, services, or funding (in the case of our revolving credit facility) at ordinary levels of performance relative to the conduct of our business.

A general decline in business activity and demand for real estate transactions resulting from a pandemic could adversely affect (1) our ability to acquire or dispose of single-family homes on terms that are attractive or at all and (2) the value of our homes and our business such that we may recognize impairment on the carrying value of our investments in single-family residential properties and other assets subject to impairment review, including, but not limited to, goodwill.

An economic downturn resulting from a pandemic, and a disruption of, and/or instability in, the global financial markets or deteriorations in credit and financing conditions may affect our access to capital necessary to fund business operations, including acquisitions, or address maturing liabilities on a timely basis.

Disease outbreaks, epidemics, pandemics, or similar widespread public health concerns and the volatile regional and global economic conditions stemming therefrom, as well as reactions to future pandemics, could also precipitate or aggravate the other risk factors set forth in this Annual Report on Form 10-K, which in turn could materially adversely affect our business, financial condition, and results of operations.

## Risks Related to our Business and Operations

### *We may not be able to effectively manage our growth, and any failure to do so may have an adverse effect on our business and operating results.*

Since commencing operations in 2012, we have grown rapidly, assembling a portfolio of approximately 85,000 owned homes as of December 31, 2023 and providing property and asset management services to portfolio owners of single-family residential properties. Our future operating results may depend on our ability to effectively manage our growth, which is dependent, in part, upon our ability to:

- stabilize and manage an increasing number of properties and resident relationships across our geographically dispersed portfolio while maintaining a high level of resident satisfaction and building and enhancing our brand;

- identify and supervise a number of suitable third parties on which we rely to provide certain services outside of property management to our properties;

- attract, integrate, and retain new management and operations associates; and

- continue to improve our operational and financial controls and reporting procedures and systems.

We can provide no assurance that we will be able to manage our properties or grow our business efficiently or effectively, or without incurring significant additional expenses. Any failure to do so may have an adverse effect on our business and operating results.

### *A significant portion of our costs and expenses are fixed, and we may not be able to adapt our cost structure to offset declines in our revenue.*

Many of the expenses associated with our business, such as property taxes, insurance, HOA fees, utilities, acquisition, renovation and maintenance costs, and other general corporate expenses are relatively inflexible and will not necessarily decrease with a reduction in revenue from our business. Some components of our fixed assets depreciate more rapidly and require ongoing capital expenditures. Our expenses and ongoing capital expenditures are also affected by inflationary increases, and certain of our cost increases may exceed the rate of inflation in any given period or market. Our rental income is affected by many factors beyond our control, such as the availability of alternative rental housing and economic conditions in our markets. In addition, state and local regulations may require us to maintain properties that we own, even if the cost of maintenance is greater than the value of the property or any potential benefit from renting the property, or pass regulations that limit our ability to increase rental rates. As a result, we may not be able to fully offset rising costs and capital spending by increasing rental rates, which could have a material adverse effect on our results of operations and cash available for distribution.

### *We recorded net losses in the past and we may experience net losses in the future.*

We have recorded consolidated net losses in the past. These net losses were inclusive in each period of significant non-cash charges, consisting primarily of depreciation and amortization expense. We expect such non-cash charges to continue to be significant in future periods and, as a result, we may record net losses in future periods.

***We are dependent on our executive officers and dedicated associates, and the departure of any of our key associates could materially and adversely affect us. We also face intense competition for the employment of highly skilled managerial, investment, financial, and operational associates. Additionally, our results of operations can be adversely affected by labor shortages, turnover, and labor cost increases.***

We rely on a small number of persons to carry out our business and investment strategies, and the loss of the services of any of our key management associates, or our inability to recruit and retain qualified associates in the future, could have an adverse effect on our business and financial results.

In addition, the implementation of our business plan may require that we employ additional qualified associates. Competition for highly skilled managerial, investment, financial, and operational associates is intense. As additional large real estate investors enter into and expand their scale within the single-family rental business, we have faced increased challenges in hiring and retaining associates, and we cannot assure our stockholders that we will be successful in attracting and retaining such skilled associates. If we are unable to hire and retain qualified associates as required, our growth and operating results could be adversely affected.

Our ability to meet our labor needs while controlling our labor costs is subject to numerous external factors, including unemployment levels, prevailing wage rates, rising inflation, changing demographics, and changes in employment legislation. High unemployment levels and federal unemployment subsidies may adversely affect the labor force available to us or increased labor costs. In addition, we continue to experience disruptions from workforce turnover due to a scarcity of talent, as businesses compete for personnel, and rising labor costs. Many of our positions require specialized skill sets resulting in a longer than average time period to fill vacant positions. We are also experiencing and may continue to experience additional pressure due to labor shortages associated with the impact of continued elevated demand. If we are unable to retain qualified associates or our labor costs increase significantly, our business operations and our financial performance could be adversely impacted.

***Our investments are and may continue to be concentrated in our markets and in the single-family properties sector of the real estate industry, which exposes us to seasonal fluctuations in rental demand and downturns in our markets or in the single-family properties sector.***

Our investments in real estate assets and the investments we manage on behalf of others are and may continue to be concentrated in our markets and in the single-family properties sector of the real estate industry. A downturn or slowdown in the rental demand for single-family housing caused by adverse economic, regulatory, or environmental conditions, or other events, in our markets may have a greater impact on the value of our owned and managed properties or our operating results than if we had more fully diversified our investments. We believe that there are seasonal fluctuations in rental demand with demand higher in the spring and summer than in the late fall and winter. Such seasonal fluctuations may impact our operating results.

In addition to global and United States economic conditions, our operating performance will be impacted by the economic conditions in our markets. We base a substantial part of our business plan on our belief that property values and operating fundamentals for single-family properties in our markets will continue to improve over the near to intermediate term. However, these markets have experienced substantial economic downturns in the past and could experience similar or worse economic downturns in the future. We can provide no assurance as to the extent property values and operating fundamentals in these markets will improve, if at all. If an economic downturn in these markets occurs or if we fail to accurately predict the timing of economic improvement in these markets, the value of our properties could decline and our ability to execute our business plan may be adversely affected to a greater extent than if we owned and managed real estate portfolios that were more geographically diversified, which could adversely affect our financial condition, operating results, and ability to make distributions to our stockholders and cause the value of our common stock to decline.

***We may not be able to effectively control the timing and costs relating to the renovation and maintenance of our properties, which may adversely affect our operating results and ability to make distributions to our stockholders.***

Most of our properties require some level of renovation either immediately upon their acquisition or in the future following expiration of a lease or otherwise. We may acquire properties that we plan to renovate extensively. We may also acquire properties that we expect to be in good condition only to discover unforeseen defects and problems that require extensive renovation and capital expenditures. To the extent properties are leased to existing residents, renovations may be postponed until the resident vacates the premises at which time the costs of renovating will be incurred. In addition, from time to time, we may perform ongoing maintenance or make ongoing capital improvements and replacements and perform significant renovations and repairs that resident deposits and insurance may not cover. Because the portfolio of homes we own and manage consists of geographically dispersed properties, our ability to adequately monitor or manage any such renovations or maintenance may be more limited or subject to greater inefficiencies than if our properties were more geographically concentrated.

Our properties have infrastructure and appliances of varying ages and conditions. Consequently, we routinely retain independent contractors and trade professionals to perform physical repair work and are exposed to all of the risks inherent in property renovation and maintenance, including potential cost overruns, increases in labor and materials costs, delays by contractors in completing work, delays in the timing of receiving necessary work permits, delays in receiving materials, fixtures, or appliances, certificates of occupancy, and poor workmanship. Labor shortages and supply chain disruptions, among other challenges, continue to affect the ability of our associates, suppliers, and other business partners to carry out their assigned tasks, provide services, or supply materials at ordinary levels of performance relative to the conduct of our business. In addition, we are experiencing disruptions from workforce turnover, affecting the renovation and maintenance of our properties, as businesses emerging from the pandemic compete for personnel. Many of our positions require specialized skill sets resulting in a longer than average time period to fill position vacancies. If our assumptions regarding the costs or timing of renovation and maintenance across our properties prove to be materially inaccurate, our operating results and ability to make distributions to our stockholders may be adversely affected.

***We face significant competition in the leasing market for quality residents, which may limit our ability to lease the single-family homes we own and manage on favorable terms.***

We depend on rental income from residents for substantially all of our revenues. As a result, our success depends in large part upon our ability to attract and retain qualified residents for our properties. We face competition for residents from other lessors of single-family properties, apartment buildings, and condominium units. Competing properties may be newer, better located, and more attractive to residents. Potential competitors may have lower rates of occupancy than we do or may have superior access to capital and other resources, which may result in competing owners more easily locating residents and leasing available housing at lower rental rates than we might offer at our homes. Many of these competitors may successfully attract residents with better incentives and amenities, which could adversely affect our ability to obtain quality residents and lease our single-family properties on favorable terms. Additionally, we may fail to receive certain subsidies that we have received in the past, while some competing housing options may qualify for such government subsidies or other government subsidies, which may render the properties of our competitors as more accessible and therefore more attractive than our properties. This competition may affect our ability to attract and retain residents and may reduce the rental rates we are able to charge.

In addition, increases in unemployment levels and other adverse changes in economic conditions in our markets may adversely affect the creditworthiness of potential residents, which may decrease the overall number of qualified residents for our properties within such markets. Unfavorable global and United States economic conditions (including inflation and interest rates), uncertainty in financial markets (including due to bank failures), may materially negatively impact our residents, such as being unable to access their existing cash to fulfill their payment obligations to us due to future bank failures, and our business could be negatively impacted.

We could also be adversely affected by overbuilding or high vacancy rates of homes in our markets, which could result in an excess supply of homes and reduce occupancy and rental rates. Continuing development of apartment buildings and condominium units in many of our markets will increase the supply of housing and exacerbate competition for residents.

In addition, laudable government sponsored programs to promote home ownership may encourage potential renters to purchase residences rather than lease them, thereby causing a decline in the number and quality of potential residents available to us.

No assurance can be given that we will be able to attract and retain suitable residents. If we are unable to lease our homes to suitable residents, we would be adversely affected and the value of our common stock could decline.

***We intend to continue to acquire properties from time to time consistent with our investment strategy even if the rental and housing markets are not as favorable as they have been in the recent past, which could adversely impact anticipated yields.***

We intend to continue to acquire properties from time to time consistent with our investment strategy, even if the rental and housing markets are not as favorable as they have been in the recent past. Future acquisitions of properties may be more costly than those we have acquired previously. The following factors, among others, may make acquisitions more expensive:

- improvements in overall economic conditions and employment levels;

- greater availability of consumer credit;

- improvements in the pricing and terms of mortgages;

- the emergence of increased competition for single-family properties from private investors and entities with similar investment objectives to ours; and

- tax or other government incentives that encourage homeownership.

A general decline in business activity and demand for real estate transactions could adversely affect our ability to acquire or dispose of single-family homes on terms that are attractive or at all, which may be impacted in periods of rising interest rates.

We plan to continue acquiring properties as long as we believe such properties offer an attractive total return opportunity. Accordingly, future acquisitions may have lower yield characteristics than recent past and present opportunities and, if such future acquisitions are funded through equity issuances, the yield and distributable cash per share may be reduced, and the value of our common stock may decline.

***Competition in identifying and acquiring our properties could adversely affect our ability to implement our business and growth strategies, which could materially and adversely affect us.***

In acquiring our properties, we compete with a variety of institutional investors, including other REITs, specialty finance companies, public and private funds, savings and loan associations, banks, mortgage bankers, insurance companies, institutional investors, investment banking firms, financial institutions, governmental bodies, and other entities. We also compete with individual private home buyers and small-scale investors.

Certain of our competitors may be larger in certain of our markets and may have greater financial or other resources than we do. Some competitors may have a lower cost of funds and access to funding sources that may not be available to us. In addition, any potential competitor may have higher risk tolerances or different risk assessments and may not be subject to the operating constraints associated with qualification for taxation as a

REIT, which could allow them to consider a wider variety of investments. Competition may result in fewer investments, higher prices, a broadly dispersed portfolio of properties that does not lend itself to efficiencies of concentration, acceptance of greater risk, lower yields and a narrower spread of yields over our financing costs. In addition, competition for desirable investments could delay the investment of our capital, which could adversely affect our results of operations and cash flows. As a result, there can be no assurance that we will be able to identify and finance investments that are consistent with our investment objectives or to achieve positive investment results, and our failure to accomplish any of the foregoing could have a material adverse effect on us and cause the value of our common stock to decline.

***We depend on our residents and their willingness to meet their lease obligations and renew their leases for substantially all of our revenues. Poor resident selection, defaults, and non-renewals by our residents may adversely affect our reputation, financial performance, and ability to make distributions to our stockholders.***

We depend on rental income from residents for substantially all of our revenues. As a result, our success depends in large part upon our ability to attract and retain qualified residents for our properties. Our reputation, financial performance, and ability to make distributions to our stockholders would be adversely affected if a significant number of our residents fail to meet their lease obligations or fail to renew their leases. For example, residents may default on rent payments, make unreasonable and repeated demands for service or improvements, make unsupported or unjustified complaints to regulatory or political authorities, use our properties for illegal purposes, damage or make unauthorized structural changes to our properties that are not covered by security deposits, refuse to leave the property upon termination of the lease, engage in domestic violence or similar disturbances, disturb nearby residents with noise, trash, odors, or eyesores, fail to comply with HOA regulations, sublet to less desirable individuals in violation of our lease, or permit unauthorized persons to live with them. We have been experiencing lower collections from residents with accounts receivable balances that are aged greater than 30 days, or bad debt, and we may experience higher resident turnover.

Damage to our properties may delay re-leasing, necessitate expensive repairs, or impair the rental income or value of the property resulting in a lower than expected rate of return. Increases in unemployment levels and other adverse changes in economic conditions in our markets could result in substantial resident defaults. In the event of a resident default or bankruptcy, we may experience delays in enforcing our rights as landlord at that property and will incur costs in protecting our investment and re-leasing the property.

Furthermore, we rely on information supplied by prospective residents in making resident selections, which may in some cases be false. See "— ***We rely on information supplied by prospective residents in managing our business.***"

***Our evaluation of properties involves a number of assumptions that may prove inaccurate, which could result in us paying too much for properties we acquire and/or overvaluing our properties or our properties failing to perform as we expect.***

We are authorized to follow a broad investment policy established by our board of directors and subject to implementation by our management. Our board of directors periodically reviews and updates the investment policy and also reviews our portfolio of residential real estate, but it generally does not review or approve specific property acquisitions. Our success depends on our ability to acquire properties that can be quickly possessed, renovated, repaired, upgraded, and rented with minimal expense and maintained in quality condition. In determining whether a particular property meets our investment criteria, we also make a number of assumptions, including, among other things, assumptions related to estimated time of possession and estimated renovation costs and time frames, annual operating costs, market rental rates and potential rent amounts, time from purchase to leasing, and resident default rates. These assumptions may prove inaccurate, particularly since the properties that we acquire vary materially in terms of time to possession, renovation, quality and type of construction, geographic location, and hazards. As a result, we may pay too much for properties we acquire and/or overvalue our properties, or our properties may fail to perform as anticipated. Adjustments to the assumptions we make in evaluating potential purchases may result in fewer properties qualifying under our investment criteria, including assumptions related to our ability to lease properties we have purchased.

***Our dependence upon third parties for key services may have an adverse effect on our operating results or reputation if the third parties fail to perform.***

Though we are internally managed, we use local and national third-party vendors and service providers to provide certain services for our properties. For example, we typically engage third-party home improvement professionals with respect to certain maintenance and specialty services, such as HVAC, roofing, painting, and floor installations. Selecting, managing, and supervising these third-party service providers requires significant resources and expertise, and because our portfolio consists of geographically dispersed properties, our ability to adequately select, manage, and supervise such third parties may be more limited or subject to greater inefficiencies than if our properties were more geographically concentrated.

An overall labor shortage experienced by our vendors, lack of skilled labor, increased turnover, or labor inflation, caused by a pandemic or as a result of general macroeconomic factors, could have a material adverse impact on our business, financial condition, or operating results. We have entered into a multi-year contract with a third-party vendor to provide certain services for our properties. Because of the large volume of services under this contract, only a limited number of companies are capable of servicing our needs on this scale. Accordingly, the inability or unwillingness of this vendor to continue to provide these services on acceptable terms or at all could have a material adverse effect on our business.

We generally do not have exclusive or long-term contractual relationships with third-party providers, and we can provide no assurance that we will have uninterrupted or unlimited access to their services. If we do not select, manage, and supervise appropriate third parties to provide these services, our reputation and financial results may suffer.

We rely on the systems of our third-party service providers, their ability to perform key operations on our behalf in a timely manner and in accordance with agreed levels of service, and their ability to attract and retain sufficient qualified associates to perform our work. A failure in the systems of one of our third-party service providers, or their inability to perform in accordance with the terms of our contracts or to retain sufficient qualified associates, could have a material adverse effect on our business, results of operations, and financial condition.

Notwithstanding our efforts to implement and enforce strong policies and practices regarding service providers, we may not successfully detect and prevent fraud, misconduct, incompetence, or theft by our third-party service providers. In addition, any removal or termination of third-party service providers would require us to seek new vendors or providers, which would create delays and adversely affect our operations. Poor performance by such third-party service providers may reflect poorly on us and could significantly damage our reputation among desirable residents. In the event of fraud or misconduct by a third party, we could also be exposed to material liability and be held responsible for damages, fines, or penalties and our reputation may suffer. In the event of failure by our general contractors to pay their subcontractors, our properties may be subject to filings of mechanics or materialmen liens, which we may need to resolve to remain in compliance with certain debt covenants, and for which indemnification from the general contractors may not be available.

***We are subject to certain risks associated with bulk portfolio acquisitions and dispositions and acquisitions through an auction process.***

We have acquired and disposed of, and may continue to acquire and dispose of, properties we acquire or sell in bulk from or to other owners of single-family homes, banks, and loan servicers. When we purchase properties in bulk or through an auction process, we often do not have the opportunity to conduct interior inspections or conduct more than cursory exterior inspections on a portion of the properties, if at all. Such inspection processes may fail to reveal major defects associated with such properties, which may cause the amount of time and cost required to renovate and/or maintain such properties to substantially exceed our estimates. The costs involved in locating and performing due diligence (when feasible) on portfolios of homes as well as negotiating and entering into transactions with potential portfolio sellers could be significant, and there is a risk that either the seller may withdraw from the entire transaction for failure to come to an agreement or the seller may not be willing to sell us the bulk portfolio on terms that we view as favorable. In addition, a seller may require that a group of homes be purchased as a package even though we may not want to purchase certain individual assets in the bulk portfolio.

Bulk portfolio acquisitions are also more complex than single-family home acquisitions, and we may not be able to implement this strategy successfully. With respect to auction process acquisitions, allegations of deficiencies in auction practices could result in claims challenging the validity of some auctions, potentially placing our claim of ownership to the properties at risk. Upon acquiring a new home, we may have to evict residents who are in unlawful possession before we can secure possession and control of the home.

Moreover, to the extent the management and leasing of such properties has not been consistent with our property management and leasing standards, we may be subject to a variety of risks, including risks relating to the condition of the properties, the credit quality and employment stability of the residents, and compliance with applicable laws, among others. In addition, financial and other information provided to us regarding such portfolios during our due diligence may be inaccurate, and we may not discover such inaccuracies until it is too late to seek remedies against such sellers. To the extent we pursue such remedies, we may not be able to successfully prevail against the seller in an action seeking damages for such inaccuracies. If we conclude that certain individual properties purchased in bulk portfolio sales do not fit our target investment criteria, we may decide to sell, rather than renovate and lease, such properties, which could take an extended period of time and may not result in a sale at an attractive price.

From time to time we engage in bulk portfolio dispositions of properties consistent with our business and investment strategy. With respect to any such disposition, the purchaser may default on payment or otherwise breach the terms of the relevant purchase agreement, and it may be difficult for us to pursue remedies against such purchaser or retain or resume possession of the relevant properties. To the extent we pursue such remedies, we may not be able to successfully prevail against the purchaser.

***Our strategy to acquire homes from third-party homebuilders could subject us to significant risks that could adversely affect our financial condition, cash flows, and operating results, and the strategy may be restricted by governmental regulations and zoning requirements.***

We expect to continue entering into contracts with homebuilder counterparties for the acquisition of new homes. Pursuant to these contracts, homes will be delivered to us pursuant to a negotiated delivery schedule. We have made commitments for future fundings, and there can be no assurance that funding will be available to us for such purposes. Additionally, if home values decline subsequent to when we entered into contracts with homebuilder counterparties, we may not be able to adjust our contractual acquisition prices to reflect the decreased home values.

This strategy depends on the performance of our counterparties and the ability of homebuilders to develop new homes specifically for our purchase. We rely on builder counterparties to acquire land suitable for residential building in our markets, and to deliver quality homes at reasonable prices in a timely manner, in accordance with agreed to specifications. A failure of builder counterparties to perform in accordance with the terms of our agreements, could have a material adverse effect on our business. Further, poor performance by homebuilder counterparties may reflect poorly on us and could damage our reputation. Additionally, governmental laws, regulations, and zoning requirements may be imposed that restrict our ability to purchase homes from third-party homebuilders that are intended for rental purposes in areas where we would like to invest.

*Unoccupied homes could be difficult to lease, which could adversely affect our revenues.*

The properties we acquire may often be vacant at the time of closing, and we may acquire multiple unoccupied homes in close geographic proximity to one another. We may not be successful in locating residents to lease the individual properties that we acquire as quickly as we had expected, or at all. Even if we are able to place residents as quickly as we had expected, we may incur vacancies in the future and may not be able to re-lease those properties without longer than assumed delays, which may result in increased renovation and maintenance costs and opportunity costs from lost revenues.

Unoccupied homes may also be at risk for fraudulent activity which could impact our ability to lease a home. As a result, if vacancies continue for a longer period of time than we expect or indefinitely, we may suffer reduced revenues, incur additional operating expenses and capital expenditures, and our homes could be substantially impaired, all of which may have a material adverse effect on us.

*We rely on information supplied by prospective residents in managing our business.*

We evaluate prospective residents in a standardized manner through the use of a third-party resident screening vendor partners. Our resident screening process includes obtaining appropriate identification, a thorough evaluation of credit history and household income, a review of the applicant's rental history, and a background check for criminal activity. We make leasing decisions based on information in rental applications completed by a prospective resident and screened by our third-party partners, and we cannot be certain that this information is accurate. Additionally, these applications are submitted to us at the time we evaluate a prospective resident, and we do not require residents to provide us with updated information during the terms of their leases, notwithstanding the fact that this information can, and frequently does, change over time. For example, increases in unemployment levels or adverse economic conditions in certain of our markets may adversely affect the creditworthiness of our residents in such markets. Even though this information is not updated, we will use it to evaluate the characteristics of our portfolio over time. If resident-supplied information is inaccurate or our residents' creditworthiness declines over time, we may make poor or imperfect leasing decisions and our portfolio may contain more risk than we believe.

*Our leases are relatively short-term, exposing us to the risk that we may have to re-lease our properties frequently, which we may be unable to do on attractive terms, on a timely basis, or at all.*

Substantially all of our new leases have a duration of one to two years. As such leases permit the residents to leave at the end of the lease term, we anticipate our rental revenues may be affected by declines in market rental rates more quickly than if our leases were for longer terms. Short-term leases may result in high turnover, which involves costs such as restoring the properties, marketing costs, and lower occupancy levels. Our resident turnover rate and related cost estimates may be less accurate than if we had more operating data upon which to base such estimates. If the rental rates for our properties decrease or our residents do not renew their leases, our operating results and ability to make distributions to our stockholders could be adversely affected. In addition, a portion of our potential residents are represented by leasing agents and we may need to pay all or a portion of any related agent commissions, which will reduce the revenue from a particular rental home. Alternatively, to the extent that a lease term exceeds one year, we may lose the opportunity to raise rents in an appreciating market and be locked into a lower rent until such lease expires.

*We may not have control over timing and costs arising from renovating our properties, and the cost of maintaining rental properties can be higher than the cost of maintaining owner-occupied homes, which will affect our results of operations and may adversely impact our ability to make distributions to our stockholders.*

Renters impose additional risks to owning real property. Renters do not have the same interest as an owner in maintaining a property and its contents and generally do not participate in any appreciation of the property. Accordingly, renters may damage a property and its contents, and may not be forthright in reporting damages or amenable to repairing them completely, or at all. A rental property may need repairs and/or improvements after each resident vacates the premises, the costs of which may exceed any security deposit provided to us by the resident when the rental property was originally leased. Accordingly, the cost of maintaining rental properties can be higher than the cost of maintaining owner-occupied homes, which will affect our results of operations and may adversely impact our ability to make distributions to our stockholders.

***Declining real estate valuations and impairment charges could adversely affect our financial condition and operating results.***

We periodically review the value of our properties to determine whether their value, based on market factors, projected income, and generally accepted accounting principles in the United States ("GAAP"), has permanently decreased such that it is necessary or appropriate to take an impairment loss in the relevant accounting period. Such a loss would cause an immediate reduction of net income in the applicable accounting period and would be reflected in a decrease in our balance sheet assets. Even if we do not determine that it is necessary or appropriate to record an impairment loss, a reduction in the intrinsic value of a property would become manifest over time through reduced income from the property and would therefore affect our earnings and financial condition.

***Our participation in joint venture investments may limit our ability to invest in certain markets, and we may be adversely affected by our lack of sole decision-making authority, our reliance on joint venture partners' financial condition, and disputes between us and our joint venture partners.***

We currently, and may in the future, co-invest with third parties through partnerships, joint ventures, or other entities, acquiring non-controlling interests in or sharing responsibility for managing the affairs of a property, partnership, joint venture, or other entity. These joint ventures may be subject to restrictions that prohibit us from making other investments in certain markets until all of the funds in such partnership, joint venture, or other entity are invested or committed. In addition, we may also not be in a position to exercise sole decision-making authority regarding the property, partnership, joint venture, or other entity, and our joint venture partners could take actions that are not within our control. Such actions could, among other things, impact our ability to maintain our status as a REIT. Further, investments in partnerships, joint ventures, or other entities may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that joint venture partners might become bankrupt or fail to fund their share of required capital contributions. Joint venture partners may have economic or other business interests or goals that are inconsistent with our business interests or goals and may be in a position to take actions contrary to our policies or objectives. Such investments also may have the potential risk of impasses on decisions, such as a sale, because neither we nor our partners would have full control over the partnership or joint venture. Disputes between us and our partners may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort on our business. Consequently, actions by, or disputes with, any of our joint venture partners might result in subjecting properties owned by the partnership or joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of any of our third-party partners or co-venturers.

We provide property management and other services on a contractual basis to co-investors in certain of our joint ventures that invest in single-family rental properties. These services include marketing, leasing, maintenance, renovation, accounting, transaction management, and financial markets services. Our exposure to liabilities in connection with such property management activities could have an adverse effect on our business and financial results.

***We may suffer losses that are not covered by insurance.***

We attempt to ensure that our properties are adequately insured to cover casualty losses. However, there are certain losses, including losses from floods, fires, earthquakes, wind, hail, pollution, acts of war, acts of terrorism or riots, certain environmental hazards, and security breaches for which we may self-insure or which may not always or generally be insured against because it may not be deemed economically feasible or prudent to do so.

Changes in the cost or availability of insurance could expose us to uninsured casualty losses. In particular, a number of our properties are located in areas that are known to be subject to increased earthquake activity, fires, or wind and/or flood risk. Any and all such severe weather events may be exacerbated by global climate change, resulting in increased insurance premiums and deductibles, or a decrease in the availability of coverage. See "Risks Related to Environmental, Social, and Governance Issues — *We are subject to risks from natural disasters such as earthquakes, wildfires, and severe weather*." While we have annual policies for earthquakes, hurricane, and/or flood risk, our properties may nonetheless incur casualty losses that are not fully covered by insurance. In such an event, the value of the affected properties would be reduced by the amount of any such uninsured loss, and we could experience a significant loss of capital invested and potential revenues in such properties and could potentially remain obligated under any recourse debt associated with such properties. Inflation, changes in building codes and ordinances, environmental considerations, and other factors might also keep us from using insurance proceeds to replace or renovate a particular property after it has been damaged or destroyed. Under those circumstances, the insurance proceeds we receive might be inadequate to restore our economic position in the damaged or destroyed property. Any such losses could adversely affect us and cause the value of our common stock to decline. There can be no assurance that we are adequately insured to protect against potential casualty losses and liabilities, and we may elect to self-insure against certain potential losses, accept higher deductibles, utilize an insurance captive, or reduce the amount of coverage in response to excessive insurance premium increases.

In addition, we may have no source of funding to repair or reconstruct the damaged home, and we cannot assure that any such sources of funding will be available to us for such purposes in the future.

***We may have difficulty selling our real estate investments, and our ability to distribute all or a portion of the net proceeds from any such sale to our stockholders may be limited.***

Real estate investments are relatively illiquid and, as a result, we may have a limited ability to sell our properties. When we sell any of our properties, we may recognize a loss on such sale. We may elect not to distribute any proceeds from the sale of properties to our stockholders. Instead, we may use such proceeds for other purposes, including:

- purchasing additional properties;

- repaying debt or buying back stock;

- creating working capital reserves; or

- making repairs, maintenance or other capital improvements or expenditures to our remaining properties.

Our ability to sell our properties may also be limited by our need to avoid the 100% prohibited transactions tax that is imposed on gain recognized by a REIT from the sale of property characterized as dealer property. For example, we may be required to hold our properties for a minimum period of time and comply with certain other requirements in the Internal Revenue Code of 1986, as amended (the "Code"), or dispose of our properties through a taxable REIT subsidiary ("TRS"), in which case we will incur corporate level tax on any net gains from such dispositions.

***We may encounter challenges in effectively providing the professional property and asset management services we offer to owners of single-family home portfolios on a contractual basis. Our failure to effectively perform professional property and asset management functions or to effectively manage the expanded portfolio of properties we manage could materially and adversely affect us.***

There can be no assurance that we will be able to effectively manage a significant increase in the number of properties we manage. The potential difficulties we may encounter in providing professional property and asset management services may include, without limitation:

- our inability to effectively perform the property and asset management services at the level and/or the cost that we anticipate or as a result of a failure to allocate sufficient resources to meet those needs;

- our inability to manage the complexities associated with hiring and retaining key personnel required to provide property and asset management services to the increased number of properties we manage as we grow;

- integrating additional regulatory and legal compliance controls and financial reporting practices and controls into our business;

- failure to have received comprehensive diligence regarding the properties or existing tenants that we manage, which may have impaired our assessment of the engagement;

- potential unknown liabilities and unforeseen increased expenses associated with property and asset management; and

- performance shortfalls as a result of the diversion of management's attention caused by a significant increase in the number of properties we manage.

For all these reasons, it is possible that providing professional property and asset management services could result in the distraction of our management or inconsistencies in our operations, services, standards, controls, policies, and procedures, any of which could adversely affect our business and financial results.

***We are employing a business model with a limited track record, which may make our business difficult to evaluate.***

Until recently, the single-family rental business was comprised primarily of private and individual investors in local markets and was managed individually or by small, non-institutional owners and property managers. Our business strategy involves purchasing, renovating, maintaining, and managing a large number of residential properties and leasing them to qualified residents. Entry into this market by large, well-capitalized investors is a relatively recent trend, so few peer companies exist and none have yet established long-term track records that might assist us in predicting whether our business model and investment strategy can be implemented and sustained over an extended period of time. It may be difficult to evaluate our potential future performance without the benefit of established long-term track records from companies implementing a similar business model. We may encounter unanticipated problems as we continue to refine our business model, which may adversely affect our results of operations and ability to make distributions to our stockholders and cause our stock price to decline significantly.

***We have a limited operating history and may not be able to operate our business successfully or generate sufficient cash flows to make or sustain distributions to our stockholders.***

We have a limited operating history. As a result, an investment in our common stock may entail more risk than an investment in the common stock of a real estate company with a substantial operating history. If we are unable to operate our business successfully, we would not be able to generate sufficient cash flow to make or sustain distributions to our stockholders, and stockholders could lose all or a portion of the value of their ownership in our common stock. Our ability to successfully operate our business and implement our operating policies and investment strategy depends on many factors, including:

- our ability to effectively manage renovation, maintenance, marketing, and other operating costs for our properties;

- economic conditions in our markets, including changes in employment and household earnings and expenses, as well as the condition of the financial and real estate markets and the economy, in general;

- our ability to maintain high occupancy rates and target rent levels;

- the availability of, and our ability to identify, attractive acquisition opportunities consistent with our investment strategy;

- our ability to compete with other investors entering the single-family rental industry;

- costs that are beyond our control, including title litigation, litigation with residents or tenant organizations, legal compliance, property taxes, insurance, and HOA fees;

- judicial and regulatory developments affecting landlord-tenant relations that may affect or delay our ability to dispossess or evict occupants or increase rental rates;

- reversal of population, employment, or homeownership trends in our markets; and

- interest rate levels and volatility, which may affect the accessibility of short-term and long-term financing on desirable terms.

In addition, we face significant competition in acquiring attractive properties on advantageous terms, and the value of the properties that we acquire may decline substantially after we purchase them.

### Legal and Regulatory Related Risks

***Compliance with existing governmental laws, regulations, and covenants (or those that may be enacted in the future) that are applicable to the properties we own and manage on behalf of others, including affordability covenants, permit, license, and zoning requirements, may adversely affect our ability to make future acquisitions, renovations, or dispositions, result in significant costs, delays, or losses, and adversely affect our growth strategy.***

Rental homes are subject to various federal, state, and local laws and regulatory requirements, including permitting, licensing, and zoning requirements. Brokerage of real estate leasing transactions and the provision of property management services require us and our associates to maintain applicable licenses in each state in which we perform these services. If we and our associates fail to maintain our licenses, conduct these activities without a license, or violate any of the regulations covering our licenses, we may be required to pay fines or return commissions received or have our licenses suspended or revoked. Local regulations, including municipal or local ordinances, restrictions, and restrictive covenants imposed by community developers may restrict our or the use of our properties and may require us to obtain approval from local officials or community standards organizations at any time with respect to our properties, including prior to acquiring any of our properties or when undertaking renovations of any of our existing properties. Among other things, these restrictions may relate to fire and safety, seismic, asbestos-cleanup, or hazardous material abatement requirements. Such local regulations may cause us to incur additional costs to renovate or maintain our properties in accordance with the particular rules and regulations. Additionally, state and local agencies may place affordability covenants on certain properties to ensure that they are used to provide affordable housing for persons or families of lower income. If any of our properties contain affordability covenants recorded in their chains of title, we will be forced to sell such properties at a maximum price limit as calculated per the applicable affordable housing covenant, which will likely result in us having to sell such properties below their market values. Our properties are also subject to federal, state, and local accessibility requirements, including and in addition to those imposed by the Americans with Disabilities Act and the Fair Housing Act.

Any violation by us of the laws and regulations we are subject to could lead to significant fines or penalties and could limit our ability to conduct business. We cannot assure you that existing regulatory policies will not adversely affect us or the timing or cost of any future acquisitions, renovations, or dispositions, or that additional regulations will not be adopted that would increase such delays or result in additional costs or losses. Our business and growth strategies may be materially and adversely affected by our ability to obtain permits, licenses, and approvals. Our failure to obtain such permits, licenses, and approvals could have a material adverse effect on us and cause the value of our common stock to decline.

***Eviction, tenant rights, rent control, and rent stabilization laws, and other similar laws and/or regulations that limit our ability to collect rent, enforce remedies for failure to pay rent, or increase rental rates may negatively impact our rental income and profitability.***

While acting as the landlord for the numerous properties we own and manage on behalf of others, we are involved from time to time in evicting residents who are not paying their rent or who are otherwise in material violation of the terms of their lease. Eviction activities impose legal and managerial expenses that raise costs and expose us to potential negative publicity. The eviction process is typically subject to legal barriers, mandatory "cure" policies, our internal policies and procedures, and other sources of expense and delay, each of which may delay our ability to gain possession and stabilize the property. There has recently been an increase in restrictions and other regulations regarding evictions and expansion of tenant rights by federal, state, and local governments and courts, continuing to result in additional legal and regulatory hurdles to the eviction process. Additionally, eviction proceedings by owners and operators of single-family homes for lease have been the focus of negative media attention, which damages our reputation.

State and local landlord-tenant laws may impose legal duties to assist residents in relocating to new housing, or restrict the landlord's ability to remove the resident on a timely basis or to recover certain costs or charge residents for damage residents cause to the landlord's premises. Because such laws vary by state and locality, we must be familiar with and take all appropriate steps to comply with all applicable landlord-tenant laws and need to incur supervisory and legal expenses to ensure such compliance.

Furthermore, state and local governmental agencies may introduce rent control laws or other regulations that limit our ability to increase rental rates, which may affect our rental income. Especially in times of recession and economic slowdown, rent control initiatives can amass significant political support. If rent controls unexpectedly became applicable to certain of our properties, our revenue from and the value of such properties could be adversely affected.

For example, in 2019, the state of California passed the Tenant Protection Act of 2019, a rent control law which limits our ability to increase rental rates for existing residents and put into place protections for the terminations of tenancies. This law has negatively impacted our rental income from certain of the 11,862 homes we own in California as of December 31, 2023, and may continue to do so.

To the extent that we do not comply with laws and regulations regarding eviction, tenant rights, rent control, rent stabilization, and similar matters, we may be subjected to civil litigation filed by individuals (including class actions) or actions by federal, state, or local law enforcement and, as a result, our reputation and financial results may suffer. We may be required to modify or cease existing business practices, pay fines and/or our adversaries' litigation fees and expenses if judgment is entered against us in such litigation or if we settle such litigation.

Given increasing political support for these types of laws and regulations, we believe these conditions will continue to negatively impact our business and results of operations.

***We are subject to regulatory proceedings and litigation (including class actions) and may become a target of legal demands and/or negative publicity from tenant and consumer advocacy organizations, which could directly limit and constrain our operations and may result in significant litigation expenses and reputational harm.***

We are involved in a range of legal and regulatory proceedings, claims, actions, inquiries, and investigations in the ordinary course of business. These legal and regulatory proceedings may include, among others, eviction proceedings and other landlord-tenant disputes, challenges to title and ownership rights, Fair Housing or other discrimination claims, disputes arising over potential violations of HOA rules and regulations, issues with local housing officials arising from the condition or maintenance of the property, outside vendor disputes, and trademark infringement and other intellectual property claims. Additionally, we may attract attention and become a target of legal demands, litigation, and negative publicity from tenant and consumer advocacy organizations. Such organizations may lobby federal, state, and local legislatures to pass new laws and regulations to constrain or limit our business operations, adversely impact our business, or may generate negative publicity for our business and harm our reputation.

Our industry is under increasing political and regulatory scrutiny, resulting in governmental inquiries relating to the conduct of our business. These actions or inquiries may be costly to comply with, result in negative publicity and reputational damage, require significant management time and attention, and subject us to expenses and remedies that may harm our business, including fines or demands or orders that we modify or cease existing business practices.

Additionally, we may become subject to legal claims against us (including on a class action basis) for damages or injunctive relief and to seek to publicize our activities in a negative light. We cannot anticipate what form such legal actions might take or what remedies they may seek.

Although we are not involved in any legal or regulatory proceedings that we expect would have a material adverse effect on our business, results of operations, or financial condition, such proceedings may impose on us significant litigation expenses, including settlements to avoid continued litigation or judgments for damages or injunctions.

### *Contingent or unknown liabilities could adversely affect our financial condition, cash flows, and operating results.*

Assets and entities that we have acquired or may acquire in the future may be subject to unknown or contingent liabilities for which we may have limited or no recourse against the sellers. Unknown or contingent liabilities might include liabilities for, or with respect to, liens attached to properties, unpaid property tax, utilities, or HOA charges for which a subsequent owner remains liable, clean-up or remediation of environmental conditions or code violations, claims of customers, vendors, or other persons dealing with the acquired entities, and tax liabilities. Purchases of single-family properties acquired at auction, in short sales, from lenders, or in portfolio purchases typically involve few or no representations or warranties with respect to the properties and may allow us limited or no recourse against the sellers. Such properties also often have unpaid tax, utility, and HOA liabilities which we may be obligated to pay but fail to anticipate. As a result, the total amount of costs and expenses that we may incur with respect to liabilities associated with acquired properties and entities may exceed our expectations, which may adversely affect our operating results and financial condition. Additionally, such properties may be subject to covenants, conditions, or restrictions that restrict the use or ownership of such properties, including prohibitions on leasing. We may not discover such restrictions during the acquisition process and such restrictions may adversely affect our ability to operate such properties as we intend.

In particular, under a Florida statutory framework implemented by certain Florida jurisdictions, a violation of the relevant building codes, zoning codes, or other similar regulations applicable to a property may result in a lien on that property and all other properties owned by the same violator and located in the same county as the property with the code violation, even though the other properties might not be in violation of any code. Until a municipal inspector verifies that the violation has been remedied and any applicable fines have been paid, additional fines accrue on the amount of the lien and the lien may not be released, in each case even at those properties that are not in violation. As a practical matter, it might be possible to obtain a release of these liens without remedying the property in violation through other methods, such as payment of an amount to the relevant county, although no assurance can be given that this option will necessarily be available or how long such a process would take.

### *Title defects could lead to material losses on our investments in our properties.*

Our title to a property may be challenged for a variety of reasons, and in such instances title insurance may not prove adequate. For example, while we do not lend to homeowners and accordingly do not foreclose on a home, our title to properties we acquire at foreclosure auctions may be subject to challenge based on allegations of defects in the foreclosure process undertaken by other parties. In addition, we have in the past, and may from time to time in the future, acquire a number of our properties on an "as is" basis, at auctions or otherwise. When acquiring properties on an "as is" basis, title commitments are often not available prior to purchase and title reports or title information may not reflect all senior liens, which may increase the possibility of acquiring houses outside predetermined acquisition and price parameters, purchasing residences with title defects and deed restrictions, HOA restrictions on leasing, or purchasing the wrong residence without the benefit of title insurance prior to closing. Although we use various policies, procedures, and practices to assess the state of title prior to purchase and obtain title insurance if an acquired property is placed into a securitization facility in connection with a mortgage loan financing, there can be no assurance that these policies and procedures will be effective, which could lead to a material if not complete loss on our investment in such properties.

For properties we acquire at auction, we similarly may not obtain title insurance prior to purchase, and we are not able to perform the type of title review that is customary in acquisitions of real property. As a result, our knowledge of potential title issues will be limited, and title insurance protection may not be in place. This lack of title knowledge and insurance protection may result in third parties having claims against our title to such properties that may materially and adversely affect the values of the properties or call into question the validity of our title to such properties. Without title insurance, we are fully exposed to, and would have to defend ourselves against, such claims. Further, if any such claims are superior to our title to the property we acquired, we risk loss of the property purchased.

Increased scrutiny of title matters could lead to legal challenges with respect to the validity of the sale. In the absence of title insurance, the sale may be rescinded, and we may be unable to recover our purchase price, resulting in a complete loss. Title insurance obtained subsequent to purchase offers little protection against discoverable defects because they are typically excluded from such policies. In addition, any title insurance on a property, even if acquired, may not cover all defects or the significant legal costs associated with obtaining clear title.

Any of these risks could adversely affect our operating results, cash flows, and ability to make distributions to our stockholders.

***A significant number of the single-family residential properties we own and manage on behalf of others are part of HOAs, and we and our residents are subject to the rules and regulations of such HOAs, which are subject to change and which may be arbitrary or restrictive, and violations of such rules may subject us to additional fees and penalties and litigation with such HOAs, which would be costly.***

A significant number of the properties we own and manage on behalf of others are located within HOAs, which are private entities that regulate the activities of owners and occupants of, and levy assessments on, properties in a residential subdivision. The HOAs of which our properties are part may have enacted or may from time to time enact onerous or arbitrary rules that restrict our ability to restore, market, lease, or operate properties in accordance with our investment strategy, or require us to restore or maintain such properties at standards or costs that are in excess of our planned budgets. Some HOAs impose limits on the number of property owners who may lease their homes, which, if met or exceeded, would cause us to incur additional costs to sell the property and opportunity costs from lost rental revenue. Furthermore, residents may violate HOA rules and incur fines for which the owner of the property may be liable and for which we may not, on behalf of the owner, be able to obtain reimbursement from the resident. Additionally, the governing bodies of the HOAs in which we own property may not make important disclosures about the properties or may block our access to HOA records, initiate litigation, restrict our ability to sell our properties, impose assessments, or arbitrarily change the HOA rules. We may be unaware of or unable to review or comply with HOA rules before purchasing a property, and any such excessively restrictive or arbitrary regulations may cause us to sell such property at a loss, prevent us from leasing such property, or otherwise reduce our cash flow from such property, which would have an adverse effect on our returns on these properties. Several states have enacted laws that provide that a lien for unpaid monies owed to an HOA may be senior to or extinguish mortgage liens on properties. Such actions, if not cured, may give rise to events of default under certain of our indebtedness, which could have a material adverse impact on us.

### *Leasing fraud could adversely affect our business, financial condition, and results of operations.*

Criminals are using increasingly sophisticated methods to engage in illegal activities such as leasing fraud. As we make more of our services available over the internet and through mobile applications, we subject ourselves to new types of leasing fraud risk. Unrelated third parties have developed "fake landlord" scams posing as Invitation Homes and fraudulently collecting rent on properties they do not own. Furthermore, increases in fraudulent applications lead to a higher rate of delinquency, and coupled with legal and regulatory barriers to the eviction process, it allows for unqualified residents to remain in our homes for longer periods of time. We devote significant resources to discover and discourage fraudulent activities, and we use a variety of tools to protect against fraud; however, these tools may not always be successful. Fraudulent activities could result in lost revenue and increased expenses, including costs related to damages to the homes we own and manage on behalf of others from occupants who do not maintain them, diversion of time from our personnel, and development of measures to combat these activities, or otherwise disrupt our operations. Allegations of fraud may further result in fines, settlements, litigation expenses, and reputational damage.

### *Eminent domain could lead to material losses on our investments in our properties.*

Governmental authorities may exercise eminent domain to acquire the land on which our properties are built in order to build roads and other infrastructure. Any such exercise of eminent domain would allow us to recover only the fair value of the affected properties. In addition, "fair value" could be substantially less than the real market value of the property for a number of years, and we could effectively have no profit potential from properties acquired by the government through eminent domain.

### Risks Related to Information Technology, Cybersecurity, and Data Protection

### *We are highly dependent on information systems, and systems failures could significantly disrupt our business, which may, in turn, negatively affect us and the value of our common stock.*

Our operations are dependent upon our information systems that support our business processes, including marketing, leasing, vendor communications, finance, intercompany communications, our resident portals, and property management service platforms, which include certain automated processes that require access to telecommunications or the Internet, each of which is subject to system security risks. Certain critical components of our platform are dependent upon third-party service providers, and a significant portion of our business operations are conducted over the Internet or through mobile applications. As a result, we could be severely impacted by a catastrophic occurrence, such as a natural disaster or a terrorist attack, or a circumstance that disrupted access to telecommunications, the Internet, or operations at our third-party service providers, including viruses that could penetrate network security defenses and cause system failures and disruptions of operations. Even though we believe we utilize appropriate duplication and back-up procedures, a significant outage in telecommunications, the Internet, or at our third-party service providers could negatively impact our operations.

If we are unable to effectively execute or maintain our information technology strategies or adopt new technologies and processes relevant to our service platform, our ability to deliver high-quality services to our residents may be materially impaired. In addition, we make investments in new systems and tools to achieve competitive advantages and efficiencies. Implementation of such investments in information technology could exceed estimated budgets, and we may experience challenges that prevent new strategies or technologies from being realized. If we are unable to maintain current information technology and processes or encounter delays, or fail to exploit new technologies, then the execution of our business plans may be disrupted. Similarly, our associates require effective tools and techniques to perform functions integral to our business.

We currently use limited traditional and generative artificial intelligence ("AI") solutions for certain marketing, administrative, and other functions. We may incorporate additional generative AI solutions into our information systems in the future and these solutions may become important in our operations over time. The ever-increasing use and evolution of technology, including cloud-based computing and generative AI, creates opportunities for the potential loss or misuse of personal data that we use in our business operations. Unintentional dissemination or intentional destruction of confidential information stored in our or our third-party providers' systems, portable media, or storage devices may result in significantly increased business and security costs, a damaged reputation, administrative penalties, or costs related to defending legal claims. Generative AI programs may be costly and require significant expertise to develop, may be difficult to set up and manage, and require periodic upgrades. Our competitors or other third parties may incorporate generative AI into their information systems and operations more quickly or more successfully than us, which could impair our ability to compete effectively and adversely affect our results of operations.

***Security breaches and other disruptions could compromise our information systems and expose us to liability, which would cause our business and reputation to suffer.***

Information security risks have generally increased in recent years due to the rise in new technologies and the increased sophistication and activities of perpetrators of cyberattacks. In the ordinary course of our business, we acquire and store sensitive data, including intellectual property, our proprietary business information, and personally identifiable information of our prospective and current residents, associates, and third-party service providers. The secure processing and maintenance of such information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure are subject to ongoing threats and attacks and may be vulnerable to attacks by malicious third parties or breached due to employee error, malfeasance, or other disruptions. Due to the nature of some of the attacks, there is a risk that they may remain undetected for a period of time. Since the techniques used to obtain unauthorized access to systems, or to otherwise sabotage them, change frequently and are often not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. While we have invested in the protection of data and information technology and implemented processes, procedures, and internal controls that are designed to mitigate cybersecurity risks and cyber intrusions, there can be no assurance that our efforts will prevent cyber incidents or security breaches. Any such breach could compromise our networks and the information stored therein could be accessed, publicly disclosed, misused, lost, or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, misstated or unreliable financial data, liability under laws that protect the privacy of personal information, regulatory penalties, disruption to our operations and the services we provide to customers, including our residents, or damage our reputation, any of which could adversely affect our results of operations, reputation, and competitive position. We maintain cyber liability insurance; however, this insurance may not be sufficient to cover the financial, legal, business, or reputational losses that may result from an interruption or breach of our systems. In connection with our flexible work arrangements, a significant number of our associates work remotely on a recurring basis. An extended period of remote work arrangements could strain our business continuity plans, introduce operational risk, including, but not limited to cybersecurity risks, and impair our ability to manage our business.

United States regulators have also increased their focus on cyber security vulnerabilities and risks. Compliance with laws and regulations concerning cyber security, such as the recently enacted SEC rules requiring disclosure of material cybersecurity incidents, data governance, and data protection could result in significant expense, and any failure to comply could result in proceedings against us by regulatory authorities or other third parties. See "— ***Our business is subject to laws and regulations regarding privacy, data protection, consumer protection, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, or otherwise harm our business.***

***Our business is subject to laws and regulations regarding privacy, data protection, consumer protection, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, or otherwise harm our business.***

We are subject to a variety of laws and regulations that involve matters such as: privacy; data protection; personal information; rights of publicity; content; marketing; distribution; data security; data retention and deletion; electronic contracts and other communications; consumer protection; and online payment services. These laws and regulations are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain and may be interpreted and applied inconsistently. Additionally, as we depend on third parties for key services (see "Risks Related to Our Business and Operations — ***Our dependence upon third parties for key services may have an adverse effect on our operating results or reputation if the third parties fail to perform***"), we rely on such third-party service providers' compliance with laws and regulations regarding privacy, data protection, consumer protection, and other matters relating to our customers.

There are a number of legislative proposals at both the federal and state level, as well as other jurisdictions that could impose new obligations in areas affecting our business. We are subject to numerous, complex, and frequently changing laws, regulations, and contractual obligations designed to protect personal information. Various federal and state privacy and data security laws, such as the California Consumer Privacy Act, further expanded by the California Privacy Rights Act, and Nevada Privacy Law, or other regulatory standards create data privacy rights for users, including more ability to control how their data is shared with third parties. These laws and regulations, as well as any associated inquiries or investigations or any other government actions, may be costly to comply with, require significant management time and attention, and subject us to remedies that may harm our business, including fines and other sanctions resulting from any related breaches of data privacy regulations or demands or orders that we modify or cease existing business practices.

Accidental or willful security breaches or other unauthorized access to our information systems or the systems of our service providers, suppliers, or other third parties, or the existence of computer viruses or malware (such as ransomware) in our or their data or software could expose us to a risk of information loss, business disruption, and misappropriation of proprietary and confidential information, including information relating to our residents and the personal information of our associates or third parties. Such an event could disrupt our business and result in, among other things, unfavorable publicity, damage to our reputation, loss of our competitive information, litigation by affected parties and possible financial obligations for liabilities and damages related to the theft or misuse of such information, significant remediation costs, disruption of key business operations and significant diversion of our resources, as well as, any of which could have a material adverse effect on our business, profitability and financial condition. See "— ***Security breaches and other disruptions could compromise our information systems and expose us to liability, which would cause our business and reputation to suffer.***"

### Risks Related to Environmental, Social, and Governance Issues

***Climate change and related environmental issues, related legislative and regulatory responses to climate change, and the transition to a lower-carbon economy may adversely affect our business.***

There is increasing concern that a gradual rise in global average temperatures due to increased concentration of carbon dioxide and other greenhouse gases ("GHG") in the atmosphere will cause significant changes in weather patterns around the globe, an increase in the frequency, severity, and duration of extreme weather conditions and natural disasters, and water scarcity and poor water quality. These events could also compound adverse economic conditions. To the extent that significant changes in the climate occur in areas where our properties are located, we may experience extreme weather and/or changes in precipitation and temperature, all of which may result in physical damage to, or a decrease in demand for, properties located in these areas or affected by these conditions and our financial condition or results of operations may be adversely affected. See "— ***We are subject to risks from natural disasters such as earthquakes, wildfires, and severe weather***."

43

Growing public concern about climate change has resulted in the increased focus of local, state, regional, national, and international regulatory bodies on GHG emissions and climate change issues. Policy changes and changes in federal, state, and local legislation and regulation based on concerns about climate change, including regulations aimed at limiting GHG emissions and the implementation of "green" building codes, could result in increased capital expenditures on our existing properties (for example, to improve their energy efficiency and/or resistance to inclement weather) without a corresponding increase in revenue, resulting in adverse impacts to our results of operations.

In October 2023, California enacted the Climate Corporate Data Accountability Act and the Climate Related Financial Risk Act that will require large public and private companies that do business within the state to disclose their Scopes 1, 2, and 3 GHG emissions, with third-party assurance of GHG emissions information for certain entities, and issue public reports on their climate-related financial risk and related mitigation measures. Unless modified prior to the effective date, both California laws require initial disclosures in 2026. In 2023, California also enacted the Voluntary Carbon Market Disclosures Act, which requires companies that operate within the state and make certain climate-related claims to provide enhanced disclosures around the achievement of such claims, starting in 2024.

In March 2022, the SEC issued proposed rules on climate change disclosure requirements that, if adopted as proposed, will require disclosure of extensive and detailed climate-related information, by all registrants, including us. The final rules have not yet been adopted, and the ultimate scope and impact of the proposed rules on our business remain uncertain. To the extent new rules, if finalized, impose additional reporting obligations on us, we could face substantial increased costs. Separately, the SEC has also announced that it is scrutinizing climate-change related disclosures in public filings, increasing the potential for enforcement if the SEC were to allege that our existing climate disclosures are misleading or deficient. We expect regulatory disclosure requirements related to ESG matters to continue to expand, which has increased, and may continue to increase, our cost and burden of compliance and subject us to increased legal and reputational risk.

Any assessment of the potential impact of future climate change legislation, regulations, or industry standards, as well as any international treaties and accords, is uncertain given the wide scope of potential regulatory change.

***We are subject to risks from natural disasters such as earthquakes, wildfires, and severe weather.***

Natural disasters, severe weather such as earthquakes, tornadoes, wind, floods, droughts, and wildfires may result in significant damage to our properties. The extent of our casualty losses and loss of income in connection with such events is a function of the severity of the event and the total amount of exposure in the affected area. Additional consequences of severe weather could include increased insurance premiums and deductibles or a decrease in the availability of coverage. See "Risks Related to Our Business and Operations — ***We may suffer losses that are not covered by insurance.***"

We are subject to risks from events such as natural disasters, severe weather, and wildfires, which may have a significant negative effect on our financial condition and results of operations. Furthermore, global climate change may impact the effect of any and all of these factors. Similarly, significant changes in precipitation could lead to increases in droughts or wildfires that could adversely impact demand for our properties. The increases in property damage due to these events may also contribute to increased insurance premiums and deductibles or a decrease in the availability of coverage. See "Risks Related to Our Business and Operations — ***We may suffer losses that are not covered by insurance.***" As a result, our operating and financial results may vary significantly from one period to the next. We have in the past and may in the future incur losses arising from natural disasters or severe weather. While we seek to mitigate our business risks associated with climate change, we recognize that there are inherent climate related risks regardless of where we conduct our business. For example, a catastrophic natural disaster could negatively impact any of our markets. Accordingly, a natural disaster has the potential to disrupt our businesses and could have a material adverse impact on our financial condition and results of operations, including increased insurance costs or loss of coverage, legal liability, and reputational losses. See "— ***Climate change and related environmental issues, related legislative and regulatory responses to climate change, and the transition to a lower-carbon economy may adversely affect our business.***"

***Environmentally hazardous conditions may adversely affect us.***

Under various federal, state, and local environmental laws, a current or previous owner or operator of real property may be liable for the cost of removing or remediating hazardous or toxic substances on such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Even if more than one person may have been responsible for the contamination, each person covered by applicable environmental laws may be held responsible for all of the clean-up costs incurred. In addition, third parties may sue the owner or operator of a site for damages based on personal injury, natural resources, or property damage or other costs, including investigation and clean-up costs, resulting from the environmental contamination. The presence of hazardous or toxic substances on one of our properties, or the failure to properly remediate a contaminated property, could give rise to a lien in favor of the government for costs it may incur to address the contamination or otherwise adversely affect our ability to sell or lease the property or borrow using the property as collateral. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated. A property owner who violates environmental laws may be subject to sanctions which may be enforced by governmental agencies or, in certain circumstances, private parties. In connection with the acquisition and ownership of our properties, we may be exposed to such costs. The cost of defending against environmental claims, of compliance with environmental regulatory requirements, or of remediating any contaminated property could materially and adversely affect us.

Compliance with new or more stringent environmental laws or regulations or stricter interpretation of existing laws may require material expenditures by us. We are subject to environmental laws or regulations relating to our properties, such as those concerning lead-based paint, mold, asbestos, proximity to power lines, or other issues. We cannot assure you that future laws, ordinances, or regulations will not impose any material environmental liability or that the current environmental condition of our properties will not be affected by the activities of residents, existing conditions of the land, operations in the vicinity of the properties, or the activities of unrelated third parties. In addition, we may be required to comply with various local, state, and federal fire, health, life-safety, and similar regulations. Failure to comply with applicable laws and regulations could result in fines and/or damages, suspension of personnel, civil liability, or other sanctions.

***We are subject to increasing scrutiny from investors and others regarding our environmental, social, governance, or sustainability responsibilities, which could result in additional costs or risks and adversely impact our reputation, associate retention, and ability to raise capital from such investors.***

Investor advocacy groups, certain institutional investors, investment funds, other market participants, and stakeholders have focused increasingly on the ESG or "sustainability" practices of companies, including those associated with climate change. These parties have placed increased importance on the implications of the social cost of their investments. If our ESG practices do not meet investor or other industry stakeholder expectations and standards, which continue to evolve, our reputation and associate retention may be negatively impacted based on an assessment of our ESG practices. Any sustainability disclosures we make may include our policies and practices on a variety of social and ethical matters, including corporate governance, environmental compliance, associate health and safety practices, human capital management, product quality, supply chain management, and workforce inclusion and diversity. It is possible that stakeholders may not be satisfied with our ESG practices or the speed of their adoption. We could also incur additional costs and require additional resources to monitor, report, and comply with various ESG practices. In addition, investors may decide to refrain from investing in us as a result of their assessment of our approach to and consideration of the ESG factors.

Conversely, anti-ESG sentiment has gained some momentum across the United States. ESG detractors may criticize our sustainability initiatives or take actions against us like boycotts or adverse media campaigns.

Moreover, several states have enacted or proposed "anti-ESG" policies or legislation. For example, (i) boycott bills in certain states target financial institutions that are perceived as "boycotting" or "discriminating against" companies in certain industries and prohibit state entities from doing business with such institutions and/or investing the state's assets (including pension plan assets) through such institutions; and (ii) ESG investment prohibitions in certain states require that relevant state entities or managers/administrators of state investments make investments based solely on pecuniary factors without consideration of ESG factors. Failure to successfully manage divergent ESG-related expectations across stakeholders could erode stakeholder trust, impact our reputation, and adversely affect our business.

## Risks Related to Our Indebtedness

*Our cash flows and operating results could be adversely affected by required payments of debt or related interest and other risks of our debt financing.*

We are generally subject to risks associated with debt financing. These risks include: (1) our cash flow may not be sufficient to satisfy required payments of principal and interest; (2) we may not be able to refinance existing indebtedness or the terms of any refinancing may be less favorable to us than the terms of existing debt; (3) required debt payments are not reduced if the economic performance of any property declines; (4) debt service obligations could reduce funds available for distribution to our stockholders and funds available for capital investment; (5) any default on our indebtedness could result in acceleration of those obligations and possible loss of property to foreclosure; (6) the risk that necessary capital expenditures cannot be financed on favorable terms; and (7) the value of the collateral securing our indebtedness may fluctuate and fall below the amount of indebtedness it secures. If the income from a property is pledged to secure payment of indebtedness and we cannot make the applicable debt payments, we may have to surrender the property to the lender with a consequent loss of any prospective income and equity value from such property. Any of these risks could place strains on our cash flows, reduce our ability to grow, and adversely affect our results of operations. Natural disasters, geopolitical turmoil, medical epidemics and pandemics, economic instability, or other causes could have material and adverse effect on our residents' ability to meet their lease obligations and our ability to collect rent or enforce remedies for failure to pay rent thereby reducing our cash flows, and the resulting impact on rental and other property income could impact our ability to make all required debt service payments and to continue paying dividends to our stockholders at expected levels or at all. See "Risks Related to Our Business Environment and Industry — *Our business, results of operations, financial condition, and cash flows may be adversely affected by pandemics and outbreaks of infectious disease*."

*We utilize a significant amount of indebtedness in the operation of our business.*

As of December 31, 2023 we had $8,612.9 million aggregate principal amount of indebtedness outstanding. Our leverage could have important consequences to us. For example, it could: (1) result in the acceleration of a significant amount of debt for non-compliance with the terms of such debt or, if such debt contains cross-default or cross-acceleration provisions, other debt; (2) result in the loss of assets, including individual properties or portfolios, due to foreclosure or sale on unfavorable terms, which could create taxable income without accompanying cash proceeds; (3) materially impair our ability to borrow unused amounts under existing financing arrangements or to obtain additional financing or refinancing on favorable terms, or at all; (4) require us to dedicate a substantial portion of our cash flow to paying principal and interest on our indebtedness, reducing the cash flow available to fund our business, to pay dividends, including those necessary to maintain our REIT qualification, or to use for other purposes; (5) increase our vulnerability to an economic downturn; (6) limit our ability to withstand competitive pressures; or (7) reduce our flexibility to respond to changing business and economic conditions.

If any of the foregoing occurs, our business, financial condition, liquidity, results of operations, and prospects could be materially and adversely affected, and the trading price of our common stock could decline significantly.

***We may be unable to obtain financing through the debt and equity markets, which would have a material adverse effect on our growth strategy and our financial condition and results of operations.***

We cannot assure you that we will be able to access the capital and credit markets to obtain additional debt or equity financing or that we will be able to obtain financing on terms favorable to us. Our inability to obtain financing could have negative effects on our business. Among other things, we could have difficulty acquiring, re-developing or maintaining, our properties, which would materially and adversely affect our business strategy and portfolio, and may result in our: (1) liquidity being adversely affected; (2) inability to repay or refinance our indebtedness on or before its maturity; (3) making higher interest and principal payments or selling some of our assets on terms unfavorable to us to service our indebtedness; or (4) issuing additional capital stock, which could further dilute the ownership of our existing stockholders.

Our access to additional third-party sources of financing will depend, in part, on:

- unfavorable global and United States economic conditions (including inflation and interest rates), uncertainty in financial markets (including due to bank failures), and geopolitical tensions;

- the market's perception of our growth potential;

- with respect to acquisition financing, the market's perception of the value of the homes to be acquired;

- our current debt levels;

- our current and expected future earnings;

- our cash flow and cash distributions; and

- the market price of our common stock.

Potential lenders may be unwilling or unable to provide us with financing that is attractive to us or may charge us prohibitively high fees in order to obtain financing. Consequently, there is uncertainty regarding our ability to access the credit markets in order to attract financing on reasonable terms. Investment returns on our assets and our ability to make acquisitions could be adversely affected by our inability to secure financing on reasonable terms, if at all.

***A downgrade in our credit ratings could adversely affect our financing ability.***

Our credit ratings affect the amount and type of capital, as well as the terms and pricing of any financing we may obtain. If we are unable to maintain our current credit ratings, we would likely incur higher borrowing costs, and it would make it more difficult or expensive to obtain additional financing or refinance existing obligations and commitments, which could have a material adverse impact on our financial condition, results of operations, cash flows, and liquidity.

***Secured indebtedness exposes us to the possibility of foreclosure on our ownership interests in our rental homes.***

Incurring secured mortgage indebtedness increases our risk of loss of our ownership interests in our rental homes because defaults thereunder, and/or the inability to refinance such indebtedness, may result in foreclosure action initiated by lenders. For tax purposes, a foreclosure of any of our rental homes would be treated as a sale of the home for a purchase price equal to the outstanding balance of the indebtedness secured by such rental home. If the outstanding balance of the indebtedness secured by such rental home exceeds our tax basis in the rental home, we would recognize taxable income on foreclosure without receiving any cash proceeds.

***Covenants in our debt agreements may restrict our operating activities and adversely affect our financial condition.***

Our existing debt agreements contain, and future debt agreements may contain, financial and/or operating covenants including, among other things, certain coverage ratios, as well as limitations on the ability to incur additional secured and unsecured debt, and/or otherwise affect our distribution and operating policies. These covenants may limit our operational flexibility and acquisition and disposition activities. Moreover, if any of the covenants in these debt agreements are breached and not cured within the applicable cure period, we could be required to repay the debt immediately, even in the absence of a payment default. A default under one of our debt agreements could result in a cross-default under other debt agreements, and our lenders could elect to declare outstanding amounts due and payable, terminate their commitments, require the posting of additional collateral, and enforce their respective interests against existing collateral. As a result, a default under applicable debt covenants could have an adverse effect on our financial condition or results of operations. Additionally, borrowing base requirements associated with our financing arrangements may prevent us from drawing upon our total maximum capacity under these financing arrangements if sufficient collateral, in accordance with our facility agreements, is not available.

For example, our mortgage loans and secured term loan require, among other things, that a cash management account controlled by the lender collect all rents and cash generated by the properties securing the portfolio. Upon the occurrence of an event of default or failure to satisfy the required minimum debt yield or debt service coverage ratio, the lender may apply any excess cash in such cash management account as the lender elects, including prepayment of principal and amounts due under the loans.

These covenants may restrict our ability to engage in transactions that we believe would otherwise be in the best interests of our stockholders. Further, such restrictions could make it difficult for us to satisfy the requirements necessary to maintain our qualification as a REIT for United States federal income tax purposes.

***We have and may continue to utilize non-recourse long-term mortgage loans, and such structures may expose us to certain risks not prevalent in other debt financings, which could affect the availability and attractiveness of this financing option or otherwise result in losses to us.***

We have and may continue to utilize non-recourse long-term mortgage loans relating to pools of homes which we own, if and when they become available and to the extent consistent with the maintenance of our REIT qualification. Mortgage loans may expose us to certain risks not prevalent in other debt financings. Moreover, we cannot be assured that we will be able to access the securitization market in the future, or be able to do so at favorable rates. Current adverse macroeconomic conditions, including inflation, rising interest rates, slower growth, economic uncertainty, and a general decline in business activity, have caused dislocations, illiquidity, and volatility in the market for asset-backed securities and mortgage-backed securities, as well as disruption in the wider global financial markets, including a significant reduction of investor demand for, and purchases of, asset-backed securities and structured financial products. Disruptions of the securitization market could preclude our ability to use mortgage loans as a financing source or could render it an inefficient source of financing, making us more dependent on alternative sourcing of financing that might not be as favorable as mortgage loans in otherwise favorable markets. In addition, in the United States and elsewhere, there is now increased political and regulatory scrutiny of the asset-backed securities industry. This has resulted in a raft of measures for increased regulation which are currently at various stages of implementation and which may have an adverse impact on the regulatory capital charge to certain investors in securitization exposures or the incentives for certain investors to hold asset-backed securities, and may thereby affect the liquidity of such securities. Any of these factors could limit our access to mortgage loans as a source of financing. The inability to consummate mortgage loans to finance our investments on a long-term basis could require us to seek other forms of potentially less attractive financing or to liquidate assets at an inopportune time or price, which could adversely affect our performance and our ability to grow our business.

***Offerings of additional debt securities or equity securities that rank senior to our common stock may adversely affect the market price of our common stock.***

If we decide to issue additional debt securities or equity securities that rank senior to our common stock in the future, it is likely that they will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Any additional debt or equity securities that we issue in the future may have rights, preferences, and privileges more favorable than those of our common stock and, if such securities are convertible or exchangeable, the issuance of such securities may result in dilution to owners of our common stock. We and, indirectly, our stockholders, will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, or nature of our future offerings. Thus, holders of our common stock will bear the risk of our future offerings reducing the market price of our common stock and diluting the value of their stock holdings in us.

***Failure to hedge effectively against interest rate increases may adversely affect our results of operations and our ability to make distributions to our stockholders.***

Borrowings under our debt instruments totaling $3,868.0 million as of December 31, 2023, bear interest at variable rates and expose us to interest rate risk. In response to increasing inflation, the United States Federal Reserve began to raise short-term interest rates in March 2022 for the first time in over three years and continued raising rates throughout the first half of 2023. Recently, the Federal Reserve has signaled it expects to hold rates steady. Rising interest rates could lead to the increases in debt service obligations on our variable rate indebtedness even though the amount borrowed remained the same, and our earnings and cash flows could correspondingly decrease. After giving effect to our interest rate swap agreements (see Part II. Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" for more information), each 100 bps increase or decrease on our floating rate indebtedness would result in an estimated increase or decrease of $0.5 million in annual interest expense.

In connection with our debt instruments, we have obtained interest rate caps and swaps, and subject to complying with the requirements for REIT qualification, we may obtain in the future one or more additional forms of interest rate protection (in the form of swap agreements, interest rate cap contracts, or similar agreements) to hedge against the possible negative effects of interest rate fluctuations. However, we cannot assure you that any hedging will adequately relieve the adverse effects of interest rate increases or that counterparties under these agreements will honor their obligations thereunder. In addition, we may be subject to risks of default by hedging counterparties. Adverse economic conditions could also cause the terms on which we borrow to be unfavorable. We could be required to liquidate one or more of our investments at times which may not permit us to receive an attractive return on our investments in order to meet our debt service obligations.

The REIT provisions of the Code may also limit our ability to hedge effectively. See "Risks Related to our REIT Status and Certain Other Tax Items — ***Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.***"


**Risks Related to Our Organization, Structure, and Ownership of Our Common Stock**


***Provisions of Maryland law may limit the ability of a third party to acquire control of us by requiring our board of directors or stockholders to approve proposals to acquire our company or effect a change in control.***

Certain provisions of the Maryland General Corporation Law (the "MGCL") may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change in control under circumstances that otherwise could provide our stockholders with the opportunity to realize a premium over the then-prevailing market price of their shares of common stock, including:

- "business combination" provisions that, subject to certain exceptions and limitations, prohibit certain business combinations between a Maryland corporation and an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of the voting power of our outstanding voting stock or an affiliate or associate of ours who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then outstanding shares of stock) or an affiliate of any interested stockholder for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes two super-majority stockholder voting requirements on these combinations, unless, among other conditions, our common stockholders receive a minimum price, as defined in the MGCL, for their shares of stock and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares of stock; and

- "control share" provisions that provide that, subject to certain exceptions, holders of "control shares" (defined as voting shares that, when aggregated with all other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of issued and outstanding "control shares") have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding shares owned by the acquirer, by our officers, or by our employees who are also directors of our company.

We have opted out of the business combination provisions of the MGCL and any business combination between us and any other person is exempt from the business combination provisions of the MGCL. In addition, pursuant to a provision in our bylaws, we opted out of the control share provisions of the MGCL. Provisions of our bylaws will prohibit our board of directors from revoking, altering, or amending its resolution exempting any business combination from the business combination provisions of the MGCL or amending our bylaws to opt in to the control share provisions of the MGCL, in each case, without the affirmative vote of a majority of the votes cast on the matter by our stockholders entitled to vote generally in the election of directors.

In addition, the "unsolicited takeover" provisions of Title 3, Subtitle 8 of the MGCL permit our board of directors, without stockholder approval and regardless of what is provided in our charter or bylaws, to implement certain takeover defenses, including adopting a classified board or increasing the vote required to remove a director. Such takeover defenses may have the effect of inhibiting a third party from making an acquisition proposal for us or of delaying, deferring, or preventing a change in control of us under the circumstances that otherwise could provide our common stockholders with the opportunity to realize a premium over the then-current market price. Our charter provides that, without the affirmative vote of a majority of the votes cast on the matter by our stockholders entitled to vote generally in the election of directors, we may not elect to be subject to certain provisions of Subtitle 8, including the provisions relating to adopting a classified board or increasing the vote required to remove a director.

***Our board of directors may approve the issuance of stock, including preferred stock, with terms that may discourage a third party from acquiring us.***

Our charter permits our board of directors, without any action by our stockholders, to authorize the issuance of stock in one or more classes or series. Our board of directors may also classify or reclassify any unissued stock and set or change the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption of any such stock, which rights may be superior to those of our common stock. Thus, our board of directors could authorize the issuance of shares of a class or series of stock with terms and conditions which could have the effect of discouraging a takeover or other transaction in which holders of some or a majority of our outstanding common stock might receive a premium for their shares of stock over the then current market price of our common stock.

***Our rights and the rights of our stockholders to take action against our directors and officers are limited.***

Our charter eliminates the liability of our directors and officers to us and our stockholders for money damages to the maximum extent permitted under Maryland law. Under current Maryland law and our charter, our directors and officers do not have any liability to us or our stockholders for money damages other than liability resulting from:

- actual receipt of an improper benefit or profit in money, property, or services; or

- active and deliberate dishonesty by the director or officer that was established by a final judgment and is material to the cause of action adjudicated.

Our charter authorizes us and our bylaws obligate us to indemnify each of our directors or officers who is or is threatened to be made a party to or witness in a proceeding by reason of his or her service in those or certain other capacities, to the maximum extent permitted by Maryland law, from and against any claim or liability to which such person may become subject or which such person may incur by reason of his or her status as a present or former director or officer of us or serving in such other capacities. In addition, we may be obligated to pay or reimburse the expenses incurred by our present and former directors and officers without requiring a preliminary determination of their ultimate entitlement to indemnification. As a result, we and our stockholders may have more limited rights to recover money damages from our directors and officers than might otherwise exist absent these provisions in our charter and bylaws or that might exist with other companies, which could limit your recourse in the event of actions that are not in our best interests.

***Our charter contains a provision that expressly permits our non-employee directors, certain of our pre-IPO owners, and their affiliates to compete with us.***

Our charter provides that, to the maximum extent permitted from time to time by Maryland law, we renounce any interest or expectancy that we have in, or any right to be offered an opportunity to participate in, any business opportunities that are from time to time presented to or developed by our directors or their affiliates, other than to those directors who are employed by us or our subsidiaries, unless the business opportunity is expressly offered or made known to such person in his or her capacity as our director, and none of our pre-IPO owners, or any of their respective affiliates, or any director who is not employed by us or any of his or her affiliates, will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we or our affiliates engage or propose to engage or to refrain from otherwise competing with us or our affiliates.

Our charter provides that, to the maximum extent permitted from time to time by Maryland law, each of our non-employee directors, and any of their affiliates, may:

- acquire, hold, and dispose of interests in us and/or our subsidiaries, including shares of our stock or common units of partnership interest in INVH LP for his, her or its own account or for the account of others, and exercise all of the rights of a stockholder of Invitation Homes Inc., or a limited partner of INVH LP, to the same extent and in the same manner as if he, she, or it were not our director or stockholder; and

- in his, her, or its personal capacity or in his, her, or its capacity, as applicable, as a director, officer, trustee, stockholder, partner, member, equity owner, manager, advisor, or employee of any other person, have business interests and engage, directly or indirectly, in business activities that are similar to ours or compete with us, that involve a business opportunity that we could seize and develop or that include the acquisition, syndication, holding, management, development, operation, or disposition of interests in mortgages, real property or persons engaged in the real estate business.

Our charter also provides that, to the maximum extent permitted from time to time by Maryland law, in the event that any of our non-employee directors, or any of their respective affiliates, acquires knowledge of a potential transaction or other business opportunity, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and may take any such opportunity for itself, himself, or herself or offer it to another person or entity unless the business opportunity is expressly offered to such person in his or her capacity as our director. These provisions may limit our ability to pursue business or investment opportunities that we might otherwise have had the opportunity to pursue, which could have an adverse effect on our financial condition, our results of operations, our cash flow, the per share trading price of our common stock, and our ability to satisfy our debt service obligations and to pay dividends to our stockholders.

**Risks Related to our REIT Status and Certain Other Tax Items**

*If we do not maintain our qualification as a REIT, we will be subject to tax as a regular domestic corporation and could face a substantial tax liability.*

We believe that we have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT and that our current organization and proposed method of operation enable us to continue to qualify as a REIT. However, qualification as a REIT involves the application of highly technical and complex Code provisions for which only a limited number of judicial or administrative interpretations exist, and we cannot assure you that we qualify or that we will remain qualified as a REIT. Our qualification as a REIT depends upon our satisfaction of certain asset, income, organizational, distribution, stockholder ownership, and other requirements on a continuing basis, and even a technical or inadvertent violation of these requirements could jeopardize our REIT qualification. In addition, our qualification as a REIT may depend upon the qualification as a REIT of certain subsidiary entities of our investments in unconsolidated joint ventures that have also elected to be treated as a REIT. Furthermore, new tax legislation, administrative guidance, or court decisions, in each instance potentially with retroactive effect, could make it more difficult or impossible for us to qualify as a REIT.

If we fail to qualify as a REIT in any tax year, and we do not qualify for relief under applicable statutory provisions, then:

- we would be taxed as a regular domestic corporation (a "C corporation"), which under current laws means, among other things, being unable to deduct distributions to stockholders in computing taxable income and being subject to United States federal income tax on our taxable income at regular corporate income tax rates;

- any resulting tax liability could be substantial and could have a material adverse effect on our book value;

- we would be required to pay taxes, and thus, our cash available for distribution to stockholders would be reduced for each of the years during which we did not qualify as a REIT and for which we had taxable income;

- we could be subject to increased state and local taxes; and

- we generally would not be eligible to requalify as a REIT for the subsequent four full taxable years.

*REITs, in certain circumstances, may incur tax liabilities that would reduce our cash flows.*

Even if we qualify and maintain our status as a REIT, we may be subject to certain United States federal, state, and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property, and transfer taxes. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we distribute to our stockholders in a calendar year is less than a minimum amount specified under the Code, and we could, in certain circumstances, be required to pay an excise or penalty tax (which could be significant in amount) in order to utilize one or more relief provisions under the Code to maintain our qualification as a REIT. Furthermore, in order to meet the REIT qualification requirements, or to avert the imposition of a 100% tax that applies to certain gains derived by a REIT from dealer property or inventory, we conduct some of our operations and hold some of our assets through a TRS or other subsidiary corporations that are subject to United States federal, state, and local corporate taxes. Any of the aforementioned taxes we pay directly or indirectly will reduce our cash available for distribution to our stockholders.

*Complying with REIT requirements may cause us to forgo otherwise attractive opportunities, limit our expansion opportunities, and/or force us to liquidate or restructure otherwise attractive investments.*

To qualify as a REIT, we must continually satisfy tests concerning, among other things, our sources of income, the nature and diversification of our assets, the amounts we distribute to our stockholders, and the ownership of our stock.

For instance, at the end of each calendar quarter, at least 75% of the value of our assets must consist of cash, cash items, government securities, and qualified REIT real estate assets. The remainder of our investments in securities (other than qualified real estate assets and government securities) generally cannot include more than 10% of the outstanding voting securities of any one issuer or 10% of the total value of the outstanding securities of any one issuer unless we and such issuer jointly elect for such issuer to be treated as a TRS under the Code. The total value of all of our investments in TRSs cannot exceed 20% of the value of our total assets. In addition, no more than 5% of the value of our assets (other than qualified real estate assets and government securities) can consist of the securities of any one issuer other than a TRS. If we fail to comply with these requirements, we must dispose of a portion of our assets within 30 days after the end of the calendar quarter in order to avoid losing our REIT status and suffering adverse tax consequences. In addition to the quarterly asset test requirements, we must annually satisfy two income test requirements (the "75% and 95% gross income tests").

As a result of complying with these REIT requirements, we may be required to take or forgo taking actions that we would otherwise consider advantageous. For instance, in order to satisfy the gross income or asset tests applicable to REITs under the Code, we may be required to forgo investments that we otherwise would make. Furthermore, we may be required to liquidate from our portfolio, or contribute to a TRS, otherwise attractive investments. These actions could reduce our income and amounts available for distribution to our stockholders. In addition, we may also be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution.

Thus, compliance with REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

***The 100% prohibited transactions tax may limit our ability to engage in sale transactions.***

"Prohibited transactions" are sales or other dispositions of property other than foreclosure property, held primarily for sale to customers in the ordinary course of a trade or business. Dispositions of real property that are deemed to be prohibited transactions may be subject to the prohibited transactions tax equal to 100% of net gain upon a disposition of real property that we hold. Although a safe harbor is available, for which certain sales of property by a REIT are not subject to the 100% prohibited transaction tax, we cannot assure you that we can comply with the safe harbor or that we will avoid owning property that may be characterized as held primarily for sale to customers in the ordinary course of a trade or business. Consequently, we may choose not to engage in certain sales of our properties, or we may conduct such sales through our TRS, which would be subject to United States federal and state income taxation. In addition, we may have to sell numerous properties to a single or a few purchasers, which could cause us to be less profitable than would be the case if we sold properties on a property-by-property basis. For example, if we decide to acquire properties opportunistically to renovate in anticipation of immediate resale, we will need to conduct that activity through a TRS to avoid the 100% prohibited transactions tax.

The 100% prohibited transactions tax may limit our ability to enter into transactions that would otherwise be beneficial to us. For example, if circumstances make it not profitable or otherwise uneconomical for us to remain in certain states or geographical markets, the 100% prohibited transactions tax could delay our ability to exit those states or markets by selling our assets in those states or markets other than through a TRS, which could harm our operating profits and the trading price of our stock. In addition, in order to avoid the 100% prohibited transactions tax, we may be required to limit the structures we utilize for our securitization transactions, even though the sales or structures might otherwise be beneficial to us.

***Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.***

The REIT provisions of the Code may limit our ability to hedge liabilities. Income from hedging transactions that do not meet the specific requirements of these provisions will generally constitute nonqualifying income for purposes of the 75% and 95% gross income tests. As a result of these rules, we may have to limit our use of advantageous hedging techniques or, subject to the limitations on the value of and income from our TRSs, implement those hedges through a domestic TRS. This could increase the cost of our hedging activities because our TRS would be subject to tax on gains, for which losses may not be available or allowed to offset, or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear.

***Even if we qualify to be subject to United States federal income tax as a REIT, we could be subject to tax on any unrealized net built-in gains in certain assets.***

As part of our pre-IPO reorganization transactions, we acquired certain appreciated assets that were held (directly or indirectly) in part by one or more C corporations in transactions in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted basis of such assets in the hands of such C corporations. If we dispose of any such appreciated assets during the five-year period following the date we acquired those assets, we will be subject to United States federal income tax on the portion of such gain attributable to such C corporations at the highest corporate tax rates to the extent of the excess of the fair market value of such assets on the date that we acquired those assets over the adjusted tax basis of such assets on such date, which are referred to as built-in gains. Further, such built-in gains may also be subject to certain state income taxes, for a length of time equal to or exceeding the federal five-year period. We would be subject to this tax liability even if we qualify and maintain our status as a REIT. Any recognized built-in gain will retain its character as ordinary income or capital gain and will be taken into account in determining REIT taxable income and our distribution requirement. Any tax on the recognized built-in gain will reduce REIT taxable income. We may choose not to sell in a taxable transaction appreciated assets we might otherwise sell during the period in which the built-in gain tax applies to avoid the built-in gain tax. However, there can be no assurances that such a taxable transaction will not occur. If we sell such assets in a taxable transaction, the amount of corporate tax that we will pay will vary depending on the actual amount of net built-in gain or loss present in those assets as of the time we acquired those assets and the portion of such assets which were held by C corporations prior to their contribution to us.

***Our charter does not permit any person to own more than 9.8% of our outstanding common stock or of our outstanding stock of all classes or series, and attempts to acquire our common stock or our stock of all other classes or series in excess of these 9.8% limits would not be effective without an exemption from these limits by our board of directors.***

For us to qualify as a REIT under the Code, not more than 50% of the value of our outstanding stock may be owned directly or indirectly by five or fewer individuals (including certain entities treated as individuals for this purpose) during the last half of a taxable year. For the purpose of assisting our qualification as a REIT for United States federal income tax purposes, among other purposes, our charter prohibits beneficial or constructive ownership by any person of more than a certain percentage, currently 9.8%, in value or by number of shares of stock, whichever is more restrictive, of the outstanding shares of our common stock or 9.8% in value of the outstanding shares of our stock, which we refer to as the "ownership limit." The constructive ownership rules under the Code and our charter are complex and may cause shares of the outstanding common stock owned by a group of related persons to be deemed to be constructively owned by one person. As a result, the acquisition of less than 9.8% of our outstanding common stock or our stock by a person could cause a person to own constructively in excess of 9.8% of our outstanding common stock or our stock, respectively, and thus violate the ownership limit. There can be no assurance that our board of directors, as permitted in the charter, will not decrease this ownership limit in the future, and any decision to grant a waiver from the ownership limit in any particular instance is at the sole discretion of our board of directors. Any attempt to own or transfer shares of our common stock in excess of the ownership limit without the consent of our board of directors will result either in the shares of stock in excess of the limit being transferred by operation of the charter to a charitable trust, and the person who attempted to acquire such excess shares of stock will not have any rights in such excess shares of stock, or in the transfer being void. The ownership limit may have the effect of precluding a change in control of us by a third party, even if such change in control would be in the best interests of our stockholders or would result in receipt of a premium to the price of our common stock (and even if such change in control would not reasonably jeopardize our REIT status).

***The cash available for distribution to stockholders may not be sufficient to pay dividends at expected levels, nor can we assure you of our ability to make distributions in the future. We may use borrowed funds or our own funds to make distributions.***

The Code generally requires that a REIT annually distribute at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gain, and imposes tax on any REIT taxable income retained by a REIT, including capital gains. We anticipate making quarterly distributions to our stockholders. We expect that the cash required to fund our dividends will be covered by cash generated by operations. However, our ability to make distributions to our stockholders will depend upon the performance of our asset portfolio. If our operations do not generate sufficient cash flow to allow us to satisfy the REIT distribution requirements, we may be required to fund distributions from working capital, borrow funds, raise additional equity capital, sell assets, issue distributions in our own stock, or reduce our distributions.

Furthermore, if such cash available for distribution decreases in future periods from expected levels, our inability to make the expected distributions could result in a decrease in the market price of our common stock. In addition, our charter allows us to issue preferred stock that could have a preference over our common stock as to distributions. All distributions will be made at the sole discretion of our board of directors and will depend upon a number of factors, including our actual and projected results of operations, financial condition, cash flows and liquidity, maintenance of our REIT qualification and other tax considerations, capital expenditure and other obligations, debt covenants, contractual prohibitions or other limitations, and applicable law and such other matters as our board of directors may deem relevant from time to time.

We may not be able to make distributions in the future. In addition, some of our distributions may include a return of capital. To the extent that we decide to make distributions in excess of our current and accumulated earnings and profits, such distributions would generally be considered a return of capital for United States federal income tax purposes to the extent of the holder's adjusted tax basis in their stock. A return of capital is not taxable, but it has the effect of reducing the holder's adjusted tax basis in its investment. To the extent that distributions exceed the adjusted tax basis of a holder's stock, they will be treated as gain from the sale or exchange of such stock. If we borrow to fund distributions, our future interest costs would increase, thereby reducing our earnings and cash available for distribution from what they otherwise would have been.

***We may choose to make distributions in our own stock that require you to pay income taxes in excess of any cash distributions.***

We may make distributions to our stockholders that are payable in cash and/or shares of our common stock. As a result, stockholders may be required to pay income taxes with respect to such distributions in excess of any cash portion of the distribution received, and it may be necessary to sell stocks received in such distribution at a time that may be disadvantageous, in order to satisfy any tax imposed on such distribution. Furthermore, with respect to certain non-United States holders, we may be required to withhold United States tax with respect to such distribution, including in respect of all or a portion of such distribution that is payable in stock, by withholding or disposing of part of the stock included in such distribution and using the proceeds of such disposition to satisfy the withholding tax imposed. In addition, if a significant number of our stockholders determine to sell shares of our common stock in order to pay taxes owed on dividend income, such sale may put downward pressure on the market price of our common stock.

***We may be subject to adverse legislative or regulatory tax changes that could increase our tax liability, reduce our operating flexibility, and reduce the price of our common stock.***

The Internal Revenue Service, the United States Treasury Department, and Congress frequently review United States federal income tax legislation, regulations, and other guidance. We cannot predict whether, when or to what extent new United States federal tax laws, regulations, interpretations, or rulings will be adopted. Any legislative action may prospectively or retroactively modify our tax treatment and, therefore, may adversely affect our taxation or our stockholders. Any such changes could have an adverse effect on an investment in our stock or on the market value or the resale potential of our assets. You are urged to consult with your tax advisor with respect to the status of legislative, regulatory, or administrative developments and proposals and their potential effect on an investment in our stock. Although REITs generally receive certain tax advantages compared to entities taxed as C corporations, it is possible that future legislation would result in a REIT having fewer tax advantages, and it could become more advantageous for a company that invests in real estate to elect to be treated for United States federal income tax purposes as a C corporation. As a result, our charter provides our board of directors with the power, under certain circumstances, to revoke or otherwise terminate our REIT election and cause us to be taxed as a C corporation, without the approval of our stockholders.

***Our ownership of TRSs is subject to limitations, and our transactions with our TRSs will cause us to be subject to a 100% excise tax on certain income or deductions if those transactions are not conducted on arm's-length terms.***

The Code provides that no more than 20% of the value of a REIT's assets may consist of stock or securities of one or more TRSs. Our TRSs earn income that would not be qualifying income if earned directly by the parent REIT and may also be used to hold certain properties the sale of which may not qualify for the safe harbor for prohibited transactions. These limitations on ownership of TRS stock could limit the extent to which we can conduct these activities and other activities through our TRSs. In addition, the tax rules may limit the deductibility of interest paid or accrued by a TRS to its parent REIT. The rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm's-length basis. There can be no assurance that we will be able to comply with the TRS limitations or avoid application of the 100% excise tax.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

## ITEM 1C. CYBERSECURITY

### Risk Management and Strategy

Our operations are highly dependent upon information systems that support our business processes. In the ordinary course of our business, we collect and store certain confidential information such as personal information of our residents and associates and information about our business partners, contractors, vendors, and suppliers. Cyber intrusions could seriously compromise our networks and the information stored therein could be accessed, publicly disclosed, misused, lost, or stolen. As such, we have established information security processes and policies using principles from industry recognized cybersecurity frameworks focused on: (i) developing organizational understanding to manage cybersecurity risks; (ii) applying safeguards to protect our systems; (iii) detecting the occurrence of a cybersecurity incident; (iv) responding to a cybersecurity incident; and (v) recovering from a cybersecurity incident. Where appropriate, these processes and policies are integrated into our overall risk management systems and processes.

Information technology and data security, particularly cybersecurity, are areas of focus for our board of directors and its audit committee. We employ a multi-layered security model that leverages risk-based controls with a focus on protecting our residents' and associates' data. We follow a cloud-first approach to enable efficient scaling, robust business continuity, and access to the latest technology innovations.

Our cybersecurity risk management program aims to protect and preserve the confidentiality, integrity, and continued availability of our residents' and associates' data and includes controls and procedures for the identification, containment, and remediation of cyber threats.

Our cybersecurity risk management program includes, among other key features:

- regular cybersecurity risk assessments;

- detection and reporting of any cybersecurity events;

- robust information security training program that includes annual information security training for all associates, as well as additional role-specific information security training; and

- cyber incident response plan that provides controls and procedures for timely and accurate reporting of any material cybersecurity incident to executive leadership and our board of directors.

We assess our cybersecurity risk management program at least annually and regularly review our cyber incident response plan and conduct cybersecurity tabletop exercises. Our processes and policies also include the identification of those third-party relationships which have the greatest potential to expose us to cybersecurity threats. We also partner with industry leading third parties for regular security audits. These audits ensure we view cybersecurity with a holistic perspective.

In addition, where appropriate, we seek to include in contractual arrangements with certain of our third-party vendors provisions addressing best practices with respect to data and cybersecurity, as well as the right to assess, monitor, audit, and test such vendors' cybersecurity programs and practices. We also utilize a number of digital controls to monitor and manage third-party access to internal systems and data.

We expect that our cybersecurity risk management processes and strategy will continue to evolve as the cybersecurity threat landscape evolves. As a backstop to our strong information security programs, policies, and procedures, we purchase a cybersecurity risk insurance policy that would defray the costs of an information security breach, if we were to experience one.

As of December 31, 2023, we have not identified any risks from cybersecurity threats (including any previous cybersecurity incidents) that have materially affected the Company, our business strategy, our results of operations, or our financial condition. For a discussion of risks from cybersecurity threats that could be reasonably likely to materially affect us, please see Part I. Item 1A. "Risk Factors — Risks Related to Information Technology, Cybersecurity, and Data Protection."

**Governance**

Our Vice President, Chief Information Security Officer ("CISO") leads a team of information security professionals who have the first line responsibility for our cybersecurity risk management processes and activities. Our CISO has more than 20 years of experience as an information security leader and reports directly to our Executive Vice President, Chief Information and Digital Officer. Certifications of our cybersecurity professionals include, but are not limited to: Certified Information Systems Security Professionals from the International Information System Security Certification Consortium; Certified Information Security Manager from Information Systems Audit and Control Association; and focused training/certifications from security vendors on the applications utilized in the management of the cybersecurity program. The certifications mentioned above are accompanied by multiple years of direct experience in cybersecurity which provide the framework for the team's continuous learning of new technologies, processes, trends, and concepts, with additional training obtained through relevant cybersecurity focused conferences.

We have also adopted a robust cybersecurity risk governance model, including the formation of the Cybersecurity Governance Committee composed of key leaders from stakeholder groups throughout the Company including our CISO, Chief Operating Officer, Chief Legal Officer, and the head of Internal Audit, along with other senior members of management.

The Cybersecurity Governance Committee meets quarterly to review the processes and performance indicators related to prevention, detection, mitigation, and remediation of cybersecurity incidents that could adversely impact business operations.

We maintain a cross-functional cyber incident response plan with defined roles, responsibilities, and reporting protocols, which focuses on responding to and recovering from any significant breach as well as mitigating any impact to our business. Generally, when a breach or suspected breach is identified, the information security team would escalate the issue to the Cybersecurity Governance Committee for initial analysis and guidance. The Cybersecurity Governance Committee, in consultation with appropriate subject matter experts, would be responsible for determining whether a particular incident alone or in combination with other factors, triggers any reporting and/or further notification responsibilities. The Cybersecurity Governance Committee would designate the primary manager of a cybersecurity incident, identify the parties who should be informed about the incident, and oversee the processes for containment, eradication, recovery, and resolution of the incident. Depending on the severity and impact of a cybersecurity threat, the audit committee and the board of directors would be notified of an incident and kept informed of the mitigation and remediation efforts.

Our CISO and other senior members of information technology personnel regularly report to the audit committee and the board of directors on recent trends in cyber risks and review our strategy to defend our business systems and information against cyber-attacks. From time to time, outside advisors may be invited to brief the audit committee on the current cybersecurity threat landscape and other related topics.

Our board of directors has an advanced understanding of its role and that of management in cyber-risk oversight and is well-positioned to guide management in the development and implementation of an effective cybersecurity risk program. Two members of our audit committee hold cybersecurity certifications: Ms. Sears holds a Cyber Risk and Strategy Certification from Diligent Institute; and Ms. Barbe holds a CERT Certificate in Cybersecurity Oversight from the National Association of Corporate Directors.

As part of its overall risk oversight activities, with respect to cybersecurity risk management, the audit committee:

- oversees the quality and effectiveness of our policies and procedures with respect to our information technology and network systems;

- provides oversight on our policies and procedures in preparation for responding to any material data security incidents; and

- oversees management of internal and external risks related to our information technology systems and processes.

## ITEM 2. PROPERTIES

Our headquarters are located in Dallas, Texas at 1717 Main Street, Suite 2000.

The information required by this Item is included in a separate section in this Annual Report on Form 10-K. See Part II. Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations — Our Portfolio," which is incorporated herein by reference.

## ITEM 3. LEGAL PROCEEDINGS

We are not subject to any material litigation nor, to management's knowledge, is any material litigation currently threatened against us other than routine litigation and administrative proceedings arising in the ordinary course of business.

## ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

## PART II

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

### Market Information

Our common stock is listed on the New York Stock Exchange under the symbol "INVH."

### Holders

As of February 20, 2024, there were 42 holders of record of 611,958,239 shares of common stock outstanding. This does not include the number of stockholders who hold shares of our common stock through banks, brokers, and other financial institutions.

### Dividends

We have elected to qualify as a REIT for United States federal income tax purposes. The Code generally requires that a REIT annually distribute at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gain, and imposes tax on any REIT taxable income retained by a REIT, including capital gains. We intend to pay quarterly dividends to our stockholders that in the aggregate are approximately equal to or exceed our net taxable income in the relevant year. The timing, form, and amount of distributions, if any, to our stockholders, will be at the sole discretion of our board of directors.

For the years ended December 31, 2023 and 2022, dividends per share held for the entire year were estimated to be taxable as follows:

|  | 2023 | | 2022 | |
|---|---|---|---|---|
|  | Amount[1] | Percentage | Amount[1] | Percentage |
| Ordinary income[2] .................. | $ 0.97 | 73.5% | $ 0.69 | 78.7% |
| Capital gains[3][4][5] .................. | 0.28 | 21.2% | 0.16 | 18.1% |
| Unrecaptured Section 1250 gain[3][4][5] .... | 0.07 | 5.3% | 0.03 | 3.2% |
| Total ........................ | $ 1.32 | 100.0% | $ 0.88 | 100.0% |

(1) Amounts are displayed in actual dollars per share; all section references are to the Code unless otherwise specified. Pursuant to Section 857(b)(9), cash dividends paid in January 2024 with a record date in December 2023 are treated as received by stockholders in 2023 to the extent of the Company's 2023 earnings and profits.

(2) Ordinary income dividends are treated as "qualified REIT dividends" for purposes of Section 199A.

(3) None of the aggregate amounts allocated in 2023 as capital gains and unrecaptured Section 1250 gain represents One Year Disclosure Amounts and Three Year Disclosure Amounts for purposes of Section 1061.

(4) All of the aggregate amounts allocated in 2023 as capital gain and unrecaptured Section 1250 gain represents a disposition of a United States real property interest pursuant to Section 897.

(5) Capital gains and unrecaptured Section 1250 gain are designated as a capital gain dividend in accordance with Section 857(b)(3)(B), as redesignated by the Tax Cuts and Jobs Act, Pub. L. No. 115-97, §13001(b).

**Stock Performance Graph**

The following graph shows the total stockholder return of an investment of $100 cash on December 31, 2018 for (1) our common stock, (2) the S&P 500 Total Return Index, and (3) the MSCI US REIT (RMS) Total Return Index. All values assume reinvestment of the full amount of all dividends. Stockholder returns over the indicated period are based on historical data and are not necessarily indicative of future stockholder returns.



|  | Cumulative Total Returns as of | | | | | |
|---|---|---|---|---|---|---|
|  | December 31, 2018 | December 31, 2019 | December 31, 2020 | December 31, 2021 | December 31, 2022 | December 31, 2023 |
| Invitation Homes Inc. . . . . . | 100.00 | 152.27 | 154.08 | 239.72 | 160.51 | 192.16 |
| S&P 500 Index . . . . . . . . . . | 100.00 | 131.49 | 155.68 | 200.37 | 164.08 | 207.21 |
| MSCI US REIT Index . . . . . | 100.00 | 125.84 | 116.31 | 166.39 | 125.61 | 142.87 |

**Repurchases of Equity Securities**

We made no repurchases of our common stock during the three months ended December 31, 2023.

**ITEM 6. RESERVED**

**ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

*The following discussion and analysis of our financial condition and results of operations should be read together with Part I. Item 1. "Business" and the consolidated financial statements, including the notes thereto, that are included elsewhere in this Annual Report on Form 10-K. This discussion and analysis contains forward-looking statements based upon our current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under Part I. Item 1A. "Risk Factors," "Forward-Looking Statements," or in other parts of this report.*

*For similar operating and financial data and discussion of our results for the year ended December 31, 2022 compared to the year ended December 31, 2021, refer to Part II. Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K which was filed with the SEC on February 22, 2023 (the "2022 10-K"). The sections entitled "Result of Operations — Year Ended December 31, 2022 Compared to Year Ended December 31, 2021" and "Cash Flows — Year Ended December 31, 2022 Compared to Year Ended December 31, 2021" in Part II. Item 7. "Management's Discussion and Analysis of Financial Condition and Result of Operations" of our 2022 10-K are incorporated herein by reference.*

*Capitalized terms used without definition have the meaning provided elsewhere in this Annual Report on Form 10-K.*

**Overview**

Invitation Homes is a leading owner and operator of single-family homes for lease, offering residents high-quality homes in sought-after neighborhoods across the United States. As of December 31, 2023, we own approximately 85,000 homes for lease which are located primarily in 16 core markets across the country. These homes help meet the needs of a growing share of Americans who prefer the ease of a leasing lifestyle over the burden of owning a home. We provide our residents access to updated homes with features they value, as well as close proximity to jobs and access to good schools. The continued demand for our product proves that the choice and flexibility we offer are attractive to many people.

We operate in markets with strong demand drivers, high barriers to entry, and high rent growth potential, primarily in the Western United States, Florida, and the Southeast United States. Through disciplined market and asset selection, as well as through strategic mergers and acquisitions, we designed our owned portfolio to capture the operating benefits of local density as well as economies of scale that we believe cannot be readily replicated. Since our founding in 2012, we have built a proven, vertically integrated operating platform that enables us to effectively and efficiently acquire, renovate, lease, maintain, and manage both the homes we own and those we manage on behalf of others.

The portfolio of homes we own average approximately 1,880 square feet with three bedrooms and two bathrooms, appealing to a resident base that we believe is less transitory than a typical multifamily resident. We invest in the upfront renovation of homes in our portfolio in order to address capital needs, reduce ongoing maintenance costs, and drive resident demand.

At Invitation Homes, we are committed to creating a better way to live and to being a force for positive change, while at the same time advancing efforts that make our company more innovative and our processes more sustainable. Environmental, Social, and Governance initiatives are an important part of our strategic business objectives and are critical to our long-term success.

Our mission statement, "Together with you, we make a house a home," reflects our commitment to high-touch customer service that continuously enhances residents' living experiences and provides homes where individuals and families can thrive. Each aspect of our operations — whether in our corporate headquarters or field offices located in our 16 core markets — is driven by a resident-centric model. Our associates take our values seriously and work hard every day to honor the trust our residents have placed in us to provide clean, safe, and functional homes for them and their loved ones. In turn, we focus on ensuring that our associates are fairly compensated and that we provide a diverse, equitable, and inclusive culture where they are appreciated for who they are and what they bring to the business. We also place a strong emphasis on the impact we have in our communities and to the environment in general, and we continue to develop programs that demonstrate that commitment. In addition, we ensure that we operate under strong, well-defined governance practices and adhere to the highest ethical standards at all times.

**Impact of Macroeconomic Trends**

While we have not experienced significant disruptions in our operations during fiscal year 2023, continuing unfavorable global and United States economic conditions (including inflation and rising interest rates), higher unemployment levels, uncertainty in financial markets (including as a result of events affecting financial institutions, such as recent bank failures), ongoing geopolitical tensions, and a general decline in business activity and/or consumer confidence could adversely affect (i) our ability to acquire or dispose of single-family homes, (ii) our access to financial markets on attractive terms, or at all, and (iii) the value of our homes and our business that could cause us to recognize impairments in value of our tangible assets or goodwill. High levels of inflation, bank failures, and rising interest rates may also negatively impact consumer income, credit availability, and spending, among other factors, which may adversely impact our business, financial condition, cash flows, and results of operations, including the ability of our residents to pay rent. These factors, which include labor shortages and inflationary increases in labor and material costs, have impacted and may continue to impact certain aspects of our business. In addition, consumer confidence and spending can be materially adversely affected in response to changes in fiscal and monetary policy, declines in income or asset values, and other economic factors. For example, we have experienced and continue to expect higher levels of bad debt expense compared to pre-COVID averages, as it continues to take longer to address residents who are not current with their rent.

For further discussion of risks related to general economic conditions, see Part I. Item 1A. "Risk Factors — Risks Related to Our Business Environment and Industry — ***Our operating results are subject to general economic conditions and risks associated with our real estate assets***" of our Annual Report on Form 10-K.

**Climate Change**

Consequences of global climate change range from more frequent extreme weather events to extensive governmental policy developments and shifts in consumer preferences, which have the potential individually or collectively to disrupt our business as well as negatively affect our suppliers, contractors, and residents. Experiencing or addressing the various physical, regulatory, and transition risks from climate change may significantly reduce our revenues and profitability or cause us to generate losses. Government authorities and various interest groups are promoting laws and regulations relating to climate change, including regulations aimed at drastically increasing reporting and governance related to climate change as well as focused on limiting GHG emissions and the implementation of "green" building codes. The State of California recently passed the Climate Corporate Data Accountability Act and the Climate-Related Financial Risk Act that will impose broad climate-related disclosure obligations on certain companies doing business in California, including us, starting in 2026, unless the laws are modified prior to such date. The SEC has included in its regulatory agenda potential rulemaking on climate change disclosures that, if adopted, could significantly increase compliance burdens and associated regulatory costs and complexity.

These laws and regulations may require us to make costly improvements to our existing properties beyond our current plans to decrease the impact of our homes on the environment, resulting in increased operating costs. Incorporating greater resource efficiency into our homes, whether to comply with upgraded building codes or recommended practices given a region's particular exposure to climate conditions, or undertaken to satisfy demand from increasingly environmentally conscious residents or to meet our own sustainability goals, could raise our costs to maintain our homes. In evaluating whether to implement voluntary improvements, we also consider that choosing not to enhance our homes' resource efficiency can make them less attractive to municipalities and increase the vulnerability of residents in our communities to rising energy and water expenses and use restrictions. Additionally, choosing not to enhance our homes' resource efficiency could make our portfolio less attractive to residents and investors. If we fail to manage transition risks effectively, our profitability and cash flow could suffer.

We intend to continue to research, evaluate and utilize new or improved products and business practices consistent with our sustainability commitment, and believe our initiatives in this area can help put us in a better position to comply with evolving regulations directed at addressing climate change and similar environmental concerns, and to meet growing resident demand for resource-efficient homes, as further discussed in Part I. Item 1. "Business — Environmental, Social, and Governance."

We recognize that climate change could have a significant impact on our portfolio of homes located in a variety of United States markets and that an increase in the number of acute weather events, natural disasters, and other climate-related events could significantly impact our business, operations, and homes. We actively consider physical risks such as the potential for natural disasters such as hurricanes, floods, droughts, and wildfires when assessing our portfolio of homes and our business processes. Such extreme climate related events are driving changes in market dynamics and stakeholder expectations and could result in disruptions to us, our suppliers, vendors, and residents. We take a proactive approach to protect our properties against potential risks related to climate change and business interruptions, and we recognize that we must continue to adapt our policies, objectives, and processes to prepare for such events and improve the resiliency of our physical properties and our business. Furthermore, climate change may reduce the availability or increase the cost of insurance for these negative impacts of natural disasters and adverse weather conditions by contributing to an increase in the incidence and severity of such natural disasters.

Our management and the board of directors are focused on managing our business risks, including climate change-related risks. The process to identify, manage, and integrate climate-change risk is part of our enterprise risk management program. For more information on risks related to climate change, see Part I. Item 1A. "Risk Factors — Risks Related to Environmental, Social, and Governance Issues — *Climate change and related environmental issues, related legislative and regulatory responses to climate change, and the transition to a lower-carbon economy may adversely affect our business*, — *We are subject to risks from natural disasters such as earthquakes, wildfires, and severe weather,* and — *We are subject to increasing scrutiny from investors and others regarding our environmental, social, governance, or sustainability responsibilities, which could result in additional costs or risks and adversely impact our reputation, associate retention, and ability to raise capital from such investors.*"

**Other Matters**

In 2021 and 2022, we received congressional inquiries requesting information and documentation about our eviction practices during the COVID-19 pandemic, including information relating to compliance with federal eviction moratorium requirements, cooperation with impacted residents to use federal assistance funds as an alternative to eviction, and our activities in the housing market. We have responded to and have cooperated with these inquiries and information requests.

In August 2021, we received a letter from the staff of the Federal Trade Commission requesting information as to how we conduct our business generally and during the COVID-19 pandemic specifically. We are in the process of responding to and cooperating with this request.

In January 2023, we received an inquiry from the staff of the SEC requesting information relating to our compliance with building codes and permitting requirements, related policies and procedures, and other matters. We are in the process of responding to and cooperating with this request.

We cannot currently predict the timing, outcome, or scope of the ongoing inquiries.

**Our Portfolio**

The following table provides summary information regarding our total and Same Store portfolios as of and for the year ended December 31, 2023 as noted below:

| Market | Number of Homes[1] | Average Occupancy[2] | Average Monthly Rent[3] | Average Monthly Rent PSF[3] | % of Revenue[4] |
|---|---|---|---|---|---|
| Western United States: | | | | | |
| Southern California .................. | 7,553 | 96.6% | $ 2,962 | $ 1.74 | 11.3% |
| Northern California .................. | 4,309 | 97.0% | 2,638 | 1.68 | 6.0% |
| Seattle ............................. | 4,041 | 97.1% | 2,773 | 1.44 | 5.9% |
| Phoenix ............................ | 9,228 | 97.1% | 1,983 | 1.18 | 9.6% |
| Las Vegas .......................... | 3,420 | 96.1% | 2,154 | 1.09 | 3.7% |
| Denver ............................. | 2,584 | 96.9% | 2,460 | 1.34 | 3.4% |
| Western United States Subtotal ..... | 31,135 | 96.8% | 2,479 | 1.42 | 39.9% |
| Florida: | | | | | |
| South Florida ....................... | 8,294 | 96.8% | 2,861 | 1.53 | 12.4% |
| Tampa ............................. | 9,174 | 96.2% | 2,202 | 1.17 | 10.3% |
| Orlando ............................ | 6,718 | 96.7% | 2,146 | 1.15 | 7.5% |
| Jacksonville ........................ | 1,996 | 96.5% | 2,111 | 1.06 | 2.2% |
| Florida Subtotal ................. | 26,182 | 96.6% | 2,396 | 1.27 | 32.4% |
| Southeast United States: | | | | | |
| Atlanta ............................ | 12,726 | 96.1% | 1,942 | 0.94 | 12.5% |
| Carolinas .......................... | 5,494 | 97.1% | 1,971 | 0.93 | 5.5% |
| Southeast United States Subtotal .... | 18,220 | 96.4% | 1,951 | 0.94 | 18.0% |
| Texas: | | | | | |
| Houston ........................... | 2,354 | 95.1% | 1,840 | 0.94 | 2.1% |
| Dallas ............................. | 2,991 | 95.7% | 2,173 | 1.06 | 3.3% |
| Texas Subtotal ................... | 5,345 | 95.4% | 2,030 | 1.01 | 5.4% |
| Midwest United States: | | | | | |
| Chicago ............................ | 2,489 | 97.1% | 2,288 | 1.42 | 2.8% |
| Minneapolis ........................ | 1,076 | 95.9% | 2,237 | 1.14 | 1.3% |
| Midwest United States Subtotal ..... | 3,565 | 96.8% | 2,273 | 1.33 | 4.1% |
| Other[5]: | 120 | 77.7% | 1,954 | 0.95 | 0.2% |
| **Total / Average** ........................ | 84,567 | 96.6% | $ 2,303 | $ 1.23 | 100.0% |
| **Same Store Total / Average** ............... | 75,775 | 97.4% | $ 2,300 | $ 1.23 | 91.1% |

(1) As of December 31, 2023.
(2) Represents average occupancy for the year ended December 31, 2023.
(3) Represents average monthly rent for the year ended December 31, 2023.
(4) Represents the percentage of rental revenues and other property income generated in each market for the year ended December 31, 2023.
(5) Represents homes located outside of our 16 core markets, including those acquired as part of our July 2023 portfolio acquisition that are generally being held for sale or evaluated for disposition once they become vacant.

**Factors That Affect Our Results of Operations and Financial Condition**

Our results of operations and financial condition are affected by numerous factors, many of which are beyond our control. See Part I. Item 1A. "Risk Factors" for more information regarding factors that could materially adversely affect our results of operations and financial condition. Key factors that impact our results of operations and financial condition include market fundamentals, rental rates and occupancy levels, collection rates, turnover rates and days to re-resident homes, property improvements and maintenance, property acquisitions and renovations, and financing arrangements. Sensitivity to many of these factors has been heightened as a result of current macroeconomic conditions, including rapidly accelerating economic inflation, bank failures, and increasing interest rates. Additionally, each of these factors may also impact the results of operations and financial condition of our joint venture investments and those of third parties for whom we perform property and asset management services, which would impact the amount of management fee revenues and income (loss) from investments in unconsolidated joint ventures that we earn.

*Market Fundamentals:* Our results are impacted by housing market fundamentals and supply and demand conditions in our markets, particularly in the Western United States and Florida, which represented 72.3% of our rental revenues and other property income during the year ended December 31, 2023. We actively monitor the impact of macroeconomic conditions on market fundamentals and quickly implement changes in pricing as market fundamentals shift.

*Rental Rates and Occupancy Levels:* Rental rates and occupancy levels are primary drivers of rental revenues and other property income. Our rental rates and occupancy levels are affected by macroeconomic factors and local and property-level factors, including market conditions, seasonality, resident defaults, and the amount of time it takes to prepare a home for its next resident and re-lease homes when residents vacate. An important driver of rental rate growth is our ability to increase monthly rents from expiring leases, which typically have a term of one to two years.

*Collection Rates:* Our rental revenues and other property income are impacted by the rate at which we collect such revenues from our residents. Despite our efforts to assist residents facing financial hardships who need flexibility to fulfill their lease obligations, a portion of amounts receivable may not ultimately be collected. We may also be constrained in our ability to collect resident receivables due to local ordinances restricting residential lease compliance options. Any amounts billed to residents that have been deemed uncollectible along with our estimate of amounts that may ultimately be uncollectible decrease our rental revenues and other property income.

*Turnover Rates and Days to Re-Resident:* Other drivers of rental revenues and property operating and maintenance expense include the length of stay of our residents, resident turnover rates, and the number of days a home is unoccupied between residents. Our operating results are also impacted by the amount of time it takes to market and lease a property, which is a component of the number of days a home is unoccupied between residents. The period of time to market and lease a property can vary greatly and is impacted by local demand, our marketing techniques, the size of our available inventory, the ability of our suppliers and other business partners to carry out their assigned tasks and/or source labor or supply materials at ordinary levels of performance relative to the conduct of our business, and both current economic conditions and future economic outlook, including the impact of rising inflation, bank failures, and interest rates which could adversely affect demand for our properties.

*Property Improvements and Maintenance:* Property improvements and maintenance impact capital expenditures, property operating and maintenance expense, and rental revenues. We actively manage our homes on a total portfolio basis to determine what capital and maintenance needs may be required and what opportunities we may have to generate additional revenues or expense savings from such expenditures. As a result of current inflationary trends, we have experienced, and expect to continue to incur, increased costs for certain materials and services necessary to improve and maintain our homes. We continue to actively manage the impact of inflation on these costs, and we believe we are able to purchase goods and services at favorable prices compared to other purchasers due to our size and scale both nationally and locally.

*Property Acquisitions and Renovations:* Future growth in rental revenues and other property income may be impacted by our ability to identify and acquire homes, our pace of property acquisitions, and the time and cost required to renovate and lease a newly acquired home. Our ability to identify and acquire single-family homes that meet our investment criteria is impacted by home prices in targeted acquisition locations, the inventory of homes available for sale through our acquisition channels, and competition for our target assets. All of these factors may be negatively impacted by current inflationary trends and rising interest rates, potentially reducing the number of homes we acquire.

The acquisition of homes involves expenditures in addition to payment of the purchase price, including payments for acquisition fees, property inspections, closing costs, title insurance, transfer taxes, recording fees, broker commissions, property taxes, and HOA fees (when applicable). Additionally, we typically incur costs to renovate a home to prepare it for rental. The scope of renovation work varies, but may include paint, flooring, carpeting, cabinetry, appliances, plumbing hardware, roof replacement, HVAC replacement, and other items required to prepare the home for rental. The time and cost involved in accessing our homes and preparing them for rental can significantly impact our financial performance. The time to renovate a newly acquired property can vary significantly among homes for several reasons, including the property's acquisition channel, the condition of the property, whether the property was vacant when acquired, and whether there are any state or local restrictions on our ability to complete renovations as an essential business function. Additionally, the ability of our suppliers and other business partners to carry out their assigned tasks and/or source labor or supply materials at ordinary levels of performance relative to the conduct of our business have increased the time required to renovate our homes. As a result of current inflationary trends, we have experienced, and expect to continue to incur, increased costs for certain materials and services necessary to renovate our homes. We continue to actively manage the impact of inflation on the cost of renovations, and we believe we are able to purchase goods and services at favorable prices compared to other purchasers due to our size and scale both nationally and locally.

*Financing Arrangements:* Financing arrangements directly impact our interest expense, our various debt instruments, and our ability to acquire and renovate homes. We have historically utilized indebtedness to fund the acquisition and renovation of new homes. Our current financing arrangements contain financial covenants and other terms and conditions, including variable interest rates in some cases, that are impacted by market conditions. Current macroeconomic conditions may continue to negatively affect volatility, availability of funds, and transaction costs (including interest rates) within financial markets. These factors may also negatively affect our ability to access financial markets as well as our business, results of operations, and financial condition. See Part II. Item 7A. "Quantitative and Qualitative Disclosures about Market Risk" for further discussion regarding interest rate risk. Our future financing arrangements may not have similar terms with respect to amounts, interest rates, financial covenants, and durations.

## Components of Revenues and Expenses

The following is a description of the components of our revenues and expenses.

### Revenues

### Rental Revenues and Other Property Income

Rental revenues, net of any concessions and bad debt (including write-offs, credit reserves, and uncollectible amounts), consist of rents collected under lease agreements related to our single-family homes for lease. We enter into leases directly with our residents, and the leases typically have a term of one to two years.

Other property income is comprised of: (i) resident reimbursements for utilities, HOA fines, and other charge-backs; (ii) rent and non-refundable deposits associated with pets; (iii) revenues from value-add services such as smart homes and HVAC replacement filters; and (iv) various other fees, including late fees and lease termination fees, among others.

*Management Fee Revenues*

Management fee revenues consist of fees from property and asset management services provided to portfolio owners of single-family homes for lease, including investments in our unconsolidated joint ventures.

### *Expenses*

*Property Operating and Maintenance*

Once a property is available for its initial lease, which we refer to as "rent-ready," we incur ongoing property-related expenses, which consist primarily of property taxes, insurance, HOA fees (when applicable), market-level personnel expenses, utility expenses, repairs and maintenance, and property administration. Prior to a property being "rent-ready," certain of these expenses are capitalized as building and improvements. Once a property is "rent-ready," expenditures for ordinary repairs and maintenance thereafter are expensed as incurred, and we capitalize expenditures that improve or extend the life of a home.

*Property Management Expense*

Property management expense represents personnel and other costs associated with the oversight and management of our portfolio of homes, including those for which we provide property and asset management services through our internal property manager.

*General and Administrative*

General and administrative expense represents personnel costs, professional fees, and other costs associated with our day-to-day activities. General and administrative expense may also include expenses that are of a non-recurring nature, such as severance.

*Share-Based Compensation Expense*

We issue share-based awards to align the interests of our associates with those of our investors, and all share-based compensation expense is recognized in our consolidated statements of operations as components of general and administrative expense and property management expense.

*Interest Expense*

Interest expense includes interest payable on our debt instruments, payments and receipts related to our interest rate swap agreements, amortization of discounts and deferred financing costs, unrealized gains (losses) on non-designated hedging instruments, and non-cash interest expense related to our interest rate swap agreements.

*Depreciation and Amortization*

We recognize depreciation and amortization expense associated with our homes and other capital expenditures over the expected useful lives of the assets.

*Impairment and Other*

Impairment and other represents provisions for impairment when the carrying amount of our single-family residential properties is not recoverable and casualty (gains) losses, net of any insurance recoveries.

*Gains (Losses) on Investments in Equity Securities, net*

Gains (losses) on investments in equity securities, net includes unrealized gains and losses resulting from mark to market adjustments and realized gains and losses recognized upon the sale of such securities.

*Other, net*

Other, net includes interest income and other miscellaneous income and expenses.

*Gain on Sale of Property, net of tax*

Gain on sale of property, net of tax consists of net gains and losses resulting from sales of our homes.

*Income (Loss) from Investments in Unconsolidated Joint Ventures*

Income (loss) from investments in unconsolidated joint ventures consists of our share of net earnings and losses from investments in unconsolidated joint ventures accounted for using the equity method.

**Results of Operations**

*Year Ended December 31, 2023 Compared to Year Ended December 31, 2022*

The following table sets forth a comparison of the results of operations for the years ended December 31, 2023 and 2022:

| ($ in thousands) | For the Years Ended December 31, | | $ Change | % Change |
| --- | --- | --- | --- | --- |
| | **2023** | **2022** | | |
| **Revenues:** | | | | |
| Rental revenues and other property income . . . . . . . . . . . . | $2,418,631 | $2,226,641 | $ 191,990 | 8.6% |
| Management fee revenues . . . . . . . . . . . . . . . . . . . . . . . . | 13,647 | 11,480 | 2,167 | 18.9% |
| **Total revenues** . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,432,278 | 2,238,121 | 194,157 | 8.7% |
| **Expenses:** | | | | |
| Property operating and maintenance . . . . . . . . . . . . . . . . . | 880,335 | 786,351 | 93,984 | 12.0% |
| Property management expense . . . . . . . . . . . . . . . . . . . . | 95,809 | 87,936 | 7,873 | 9.0% |
| General and administrative . . . . . . . . . . . . . . . . . . . . . . | 82,344 | 74,025 | 8,319 | 11.2% |
| Interest expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 333,457 | 304,092 | 29,365 | 9.7% |
| Depreciation and amortization . . . . . . . . . . . . . . . . . . . . | 674,287 | 638,114 | 36,173 | 5.7% |
| Impairment and other . . . . . . . . . . . . . . . . . . . . . . . . . . . | 8,596 | 28,697 | (20,101) | (70.0)% |
| **Total expenses** . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,074,828 | 1,919,215 | 155,613 | 8.1% |
| Gains (losses) on investments in equity securities, net . . . | 350 | (3,939) | 4,289 | 108.9% |
| Other, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (2,435) | (11,261) | 8,826 | 78.4% |
| Gain on sale of property, net of tax . . . . . . . . . . . . . . . . . | 183,540 | 90,699 | 92,841 | 102.4% |
| Losses from investments in unconsolidated joint ventures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (17,877) | (9,606) | (8,271) | (86.1)% |
| **Net income** . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 521,028 | $ 384,799 | $ 136,229 | 35.4% |

*Portfolio Information*

As of December 31, 2023 and 2022, we owned 84,567 and 83,113 single-family rental homes, respectively, in our total portfolio. During the years ended December 31, 2023 and 2022, we acquired 2,877 and 1,423 homes, respectively, and sold 1,423 and 691 homes, respectively. During the years ended December 31, 2023 and 2022, we owned an average of 83,722 and 82,929 single-family rental homes, respectively.

We believe presenting information about the portion of our total portfolio that has been fully operational for the entirety of both a given reporting period and its prior year comparison period provides investors with meaningful information about the performance of our comparable homes across periods and about trends in our organic business. To do so, we provide information regarding the performance of our Same Store portfolio.

As of December 31, 2023, our Same Store portfolio consisted of 75,775 single-family rental homes.

*Revenues*

For the years ended December 31, 2023 and 2022, total revenues were $2,432.3 million and $2,238.1 million, respectively. Set forth below is a discussion of changes in the individual components of total revenues.

For the years ended December 31, 2023 and 2022, total portfolio rental revenues and other property income totaled $2,418.6 million and $2,226.6 million, respectively, an increase of 8.6%, driven by an increase in average monthly rent per occupied home, a 60 bps increase in occupancy, and a 793 home increase between periods in the average number of homes owned.

Average occupancy for the years ended December 31, 2023 and 2022 for the total portfolio was 96.6% and 96.0%, respectively. Average monthly rent per occupied home for the total portfolio for the years ended December 31, 2023 and 2022 was $2,303 and $2,158, respectively, a 6.7% increase. For our Same Store portfolio, average occupancy was 97.4% and 97.7% for the years ended December 31, 2023 and 2022, respectively, and average monthly rent per occupied home for the years ended December 31, 2023 and 2022 was $2,300 and $2,152, respectively, a 6.9% increase.

The annual turnover rate for the Same Store portfolio for the years ended December 31, 2023 and 2022 was 23.9% and 22.3%, respectively. For the Same Store portfolio, a home remained unoccupied on average for 39 and 37 days between residents for the years ended December 31, 2023 and 2022, respectively. The increase in annual turnover and days to re-resident resulted in an overall decrease in average Same Store occupancy on a year over year basis.

To monitor prospective changes in average monthly rent per occupied home, we compare the monthly rent from an expiring lease to the monthly rent from the next lease for the same home, in each case, net of any amortized non-service concessions, to calculate net effective rental rate growth. Leases are either renewal leases, where our current resident stays for a subsequent lease term, or new leases, where our previous resident moves out and a new resident signs a lease to occupy the same home.

Renewal lease net effective rental rate growth for the total portfolio averaged 6.9% and 9.9% for the years ended December 31, 2023 and 2022, respectively, and new lease net effective rental rate growth for the total portfolio averaged 4.0% and 13.1% for the years ended December 31, 2023 and 2022, respectively. For our Same Store portfolio, renewal lease net effective rental rate growth averaged 7.0% and 10.0% for the years ended December 31, 2023 and 2022, respectively, and new lease net effective rental rate growth averaged 4.5% and 13.1% for the years ended December 31, 2023 and 2022, respectively.

Other property income for the year ended December 31, 2023 increased compared to December 31, 2022, primarily due to enhanced value-add revenue programs and increased utility billbacks as new leases are entered into, among other things.

For the years ended December 31, 2023 and 2022, management fee revenues totaled $13.6 million and $11.5 million, respectively. These fees increased as a result of an increase in the number of homes generating revenues within our joint venture investments.

*Expenses*

For the years ended December 31, 2023 and 2022, total expenses were $2,074.8 million and $1,919.2 million, respectively. Set forth below is a discussion of changes in the individual components of total expenses.

For the year ended December 31, 2023, property operating and maintenance expense increased to $880.3 million from $786.4 million for the year ended December 31, 2022. In addition to a 793 home increase between periods in the average number of homes owned, increases in property taxes, property administrative costs, utilities, and turnover expense costs resulted in the overall 12.0% net increase in property operating and maintenance expense.

Property management expense and general and administrative expense increased to $178.2 million from $162.0 million for the years ended December 31, 2023 and 2022, respectively, primarily due to increased personnel costs related to expansion of our property management platform.

Interest expense increased to $333.5 million for the year ended December 31, 2023 from $304.1 million for the year ended December 31, 2022. The increase in interest expense was primarily due to (1) a $779.3 million increase in gross debt outstanding and a 19 bps increase in our weighted average interest rate in each case as of December 31, 2023 compared to December 31, 2022 and (2) a $4.1 million reduction in capitalized interest during the year ended December 31, 2023 compared to the year ended December 31, 2022 due to a decrease in the number of homes undergoing an initial renovation.

Depreciation and amortization expense increased to $674.3 million for the year ended December 31, 2023 from $638.1 million for the year ended December 31, 2022 due to an increase in cumulative capital expenditures and a 793 home increase in the average number of homes owned during the year ended December 31, 2023 compared to the year ended December 31, 2022.

Impairment and other expenses were $8.6 million and $28.7 million for the years ended December 31, 2023 and 2022, respectively. During the year ended December 31, 2023, impairment and other expenses were comprised of $8.2 million of net casualty losses and $0.4 million of impairment losses on our single-family residential properties. During the year ended December 31, 2022, impairment and other expenses were comprised of net casualty losses of $28.4 million, including the recognition of $24.0 million for estimated losses and damages related to Hurricanes Ian and Nicole, net of estimated insurance proceeds, and impairment losses of $0.3 million on our single-family residential properties.

*Gains (losses) on Investments in Equity Securities, net*

For the year ended December 31, 2023, gain on investments in equity securities, net of $0.4 million was comprised of net unrealized gains recognized since December 31, 2022 on investments held as of December 31, 2023. For the year ended December 31, 2022, losses on investments in equity securities, net of $3.9 million was comprised of $7.2 million of unrealized losses from reversals of previously recorded unrealized gains on equity securities sold during the period and marking investments still held at period end to market, partially offset by a $3.3 million gain from the sale of equity securities compared to the actual amount originally invested.

*Other, net*

Other, net decreased to $2.4 million for the year ended December 31, 2023 from $11.3 million for the year ended December 31, 2022, primarily due to an increase in interest income on cash balances, partially offset by increases in administrative costs between those periods.

*Gain on Sale of Property, net of tax*

Gain on sale of property, net of tax was $183.5 million and $90.7 million for the years ended December 31, 2023 and 2022, respectively. An increase in the number of homes sold from 691 for the year ended December 31, 2022 to 1,423 for the year ended December 31, 2023 was the primary driver of the increase.

*Losses from Investments in Unconsolidated Joint Ventures*

Our share of equity in earnings and/or losses from unconsolidated joint ventures was a net loss of $17.9 million and $9.6 million for the years ended December 31, 2023 and 2022, respectively. The increase in loss is primarily driven by a $10.3 million increase in non-cash interest expense, including the impact of changes in the fair value of underlying derivative instruments for certain of our joint ventures, during the year ended December 31, 2023 compared to the year ended December 31, 2022, partially offset by increased operating profits due to an increase in the number of homes within our joint venture investments.

**Year Ended December 31, 2022 Compared to Year Ended December 31, 2021**

For similar operating and financial data and discussion of our results for the year ended December 31, 2022 compared to the year ended December 31, 2021, refer to Part II. Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our *2022 10-K*.

**Liquidity and Capital Resources**

Our liquidity and capital resources as of December 31, 2023 and 2022 include unrestricted cash and cash equivalents of $700.6 million and $262.9 million, respectively, a 166.5% increase primarily due to proceeds from the issuance of unsecured notes, as discussed below, during the year ended December 31, 2023.

As of December 31, 2023, our $1,000.0 million revolving facility (the "Revolving Facility") is undrawn, and there are no restrictions on our ability to draw funds thereunder provided we remain in compliance with all covenants. We have no debt reaching final maturity until January 2026, provided all extension options are exercised.

*Public Offerings*

On August 2, 2023, in a public offering under our existing shelf registration statement, we issued (1) $450,000 aggregate principal amount of 5.45% Senior Notes which mature on August 15, 2030 and (2) $350,000 aggregate principal amount of 5.50% Senior Notes which mature on August 15, 2033. A portion of the proceeds from these public offerings were used to pay down $150.0 million of then-outstanding indebtedness on our Revolving Facility, and the remaining net proceeds will be used for general corporate purposes, including, without limitation, repayment of other indebtedness including secured debt, working capital, acquisitions, and renovations of single-family properties.

*Acquisition of Single-family Residential Properties*

During the third quarter of 2023, we completed the purchase of a portfolio of 1,870 single-family residential homes with an aggregate purchase price of approximately $646.6 million.

*SOFR Transition*

On April 18, 2023, we amended the 2020 Term Loan and Revolving Facilities (the "Credit Facility") to convert the applicable interest rate from a London Interbank Offered Rate-based ("LIBOR") index to a Secured Overnight Financing Rate-based ("SOFR") index rate determined by reference to a published forward-looking SOFR rate for the interest period relevant to such borrowing ("Term SOFR") and converted the variable rate on our interest rate swap agreements from a LIBOR-based index to a Term SOFR-based index.

Effective July 3, 2023, one of our mortgage loans, IH 2018-4, was amended to transition to a Term SOFR-based index from a LIBOR-based index. The related interest rate cap agreement was amended effective July 15, 2023 to transition to a Term SOFR-based index from a LIBOR-based index. These modifications did not have a material impact on our consolidated financial statements.

These transactions completed the conversion of all LIBOR-based agreements to Term SOFR.

*Property Management*

In January 2024, we entered into an agreement with a third-party portfolio owner of single-family residential homes to provide property and asset management services for approximately 14,000 homes. Substantially all of the homes are located within our 16 existing core markets.

*Other*

Our ability to access capital as well as to use cash from operations to continue to meet our liquidity needs, all of which are highly uncertain and cannot be predicted, could be affected by various risks and uncertainties, including, but not limited to, the effects of general economic conditions, including rising inflation and interest rates, as detailed in Part I. Item 1A. "Risk Factors."

*Long-Term Debt Strategy*

The following table summarizes certain information about our debt obligations as of December 31, 2023 ($ in thousands):

| Debt Instruments[1] | Balance (Gross of Retained Certificates and Unamortized Discounts) | Balance (Net of Retained Certificates) | Weighted Average Interest Rate[2] | Weighted Average Years to Maturity[3] | Amount Freely Prepayable (Gross) |
|---|---|---|---|---|---|
| **Secured:** | | | | | |
| IH 2017-1[4] | $ 991,787 | $ 936,287 | 4.23% | 3.4 | $ — |
| IH 2018-4[5] | 643,030 | 610,827 | S + 123 bps | 2.0 | 643,030 |
| Secured Term Loan[6] | 403,129 | 403,129 | 3.59% | 7.4 | — |
| **Total secured[7]** | 2,037,946 | $1,950,243 | 4.09% | 3.8 | 643,030 |
| | | | | | |
| **Unsecured:** | | | | | |
| 2020 Term Loan Facility[8] | $2,500,000 | | S + 100 bps | 2.1 | $2,500,000 |
| 2022 Term Loan Facility[8] | 725,000 | | S + 125 bps | 5.5 | — |
| Revolving Facility[8] | — | | S + 90 bps | 2.1 | — |
| Unsecured Notes — May 2028 | 150,000 | | 2.46% | 4.4 | — |
| Unsecured Notes — November 2028 | 600,000 | | 2.30% | 4.9 | — |
| Unsecured Notes — August 2030 | 450,000 | | 5.45% | 6.6 | — |
| Unsecured Notes — August 2031 | 650,000 | | 2.00% | 7.6 | — |
| Unsecured Notes — April 2032 | 600,000 | | 4.15% | 8.3 | — |
| Unsecured Notes — August 2033 | 350,000 | | 5.50% | 9.6 | — |
| Unsecured Notes — January 2034 | 400,000 | | 2.70% | 10.0 | — |
| Unsecured Notes — May 2036 | 150,000 | | 3.18% | 12.4 | — |
| **Total unsecured[7]** | 6,575,000 | | 3.73% | 5.3 | 2,500,000 |
| **Total debt[7]** | 8,612,946 | | 3.82% | 5.0 | $3,143,030 |
| Unamortized discounts | (21,376) | | | | |
| Deferred financing costs, net | (45,518) | | | | |
| **Total debt per balance sheet** | 8,546,052 | | | | |
| Retained certificates | (87,703) | | | | |
| Cash and restricted cash, excluding security deposits and letters of credit | (713,898) | | | | |
| Deferred financing costs, net | 45,518 | | | | |
| Unamortized discounts | 21,376 | | | | |
| **Net debt** | $7,811,345 | | | | |

(1) For detailed information about and definition of each of our financing arrangements see Part IV. Item 15. "Exhibits and Financial Statements — Note 7 of Notes to Consolidated Financial Statements." For information about our derivative instruments that hedge floating rate debt, see Part IV. Item 15. "Exhibits and Financial Statements — Note 8 of Notes to Consolidated Financial Statements."

(2) Variable interest rate loans are Term SOFR-based, including any credit spread adjustments provided for in the terms of the underlying agreement ("Adjusted SOFR"), reflected as "S" in the table above.

(3) Weighted average years to maturity assumes all extension options are exercised, which are subject to certain conditions being met.

(4) IH 2017-1 bears interest at a fixed rate of 4.23% per annum, equal to the market determined pass-through rate payable on the certificates including applicable servicing fees.

(5) Effective July 3, 2023, the interest rate for IH 2018-4 is based on the weighted average spread over Term SOFR adjusted for an 0.11% credit spread adjustment. As of December 31, 2023, Term SOFR was 5.35%.

(6) The Secured Term Loan bears interest at a fixed rate of 3.59% per annum including applicable servicing fees for the first 11 years and for the twelfth year bears interest at a floating rate based on a spread of 147 bps over a comparable or successor rate to one month LIBOR as provided for in our loan agreement, including applicable servicing fees, subject to certain adjustments as outlined in the loan agreement.

(7) For secured debt, unsecured debt, and total debt, the weighted average interest rate is calculated based on December 31, 2023, Term SOFR of 5.35% adjusted for either a 0.11% or a 0.10% credit spread adjustment (Adjusted SOFR), as appropriate, and includes the impact of interest rate swap agreements effective as of that date.

(8) Interest rate is based on Term SOFR of 5.35% plus the applicable margin and a 0.10% credit spread adjustment.

As part of our long-term debt strategy, our goal is to improve our credit ratings, and, over time, we generally intend to target net debt that is approximately 5.5 to 6.0 times trailing twelve months Adjusted EBITDA*re* (see "— Non-GAAP Measures — EBITDA, EBITDA*re*, and Adjusted EBITDA*re*"), secured debt that is less than 20% of gross assets, and unencumbered assets that are greater than 70% of gross assets. To facilitate our long-term debt strategy we expect to seek to, among other things, (a) refinance a significant portion of our secured debt maturing in 2026 (assuming all extension options are exercised) with unsecured debt, including potential unsecured bond issuances and/or (b) repay a portion of such debt. There can be no assurance that we will be successful in implementing our long-term debt strategy, improving our credit ratings, or adhering to our targets in the short or medium term or at all, or that we will not change our strategy or targets in the future. We may from time to time fall outside of our target ranges. In addition, we cannot assure you that we will be able to access the capital and credit markets to obtain additional unsecured debt financing or that we will be able to obtain financing on terms favorable to us. For further discussion of risks related to our indebtedness, see Part I. Item 1A. "Risk Factors — Risks Related to Our Indebtedness," including "Risk Factors — Risks Related to Our Indebtedness — **We may be unable to obtain financing through the debt and equity markets, which would have a material adverse effect on our growth strategy and our financial condition and results of operations.**"

### *Short-Term and Long-Term Liquidity Needs*

Liquidity is a measure of our ability to meet potential cash requirements, maintain our assets, fund our operations, make dividend payments to our stockholders, and meet other general requirements of our business. Our liquidity, to a certain extent, is subject to general economic, financial, competitive, and other factors beyond our control. Our near-term liquidity requirements consist primarily of:

- acquisition of homes currently under contract;

- renovation of newly-acquired homes;

- HOA fees (as applicable), property taxes, insurance premiums, and the ongoing maintenance of our homes;

- property management and general and administrative expenses;

- interest expense;

- dividend payments to our stockholders; and

- required contributions to our joint ventures.

We believe our rental income, net of total expenses, will generally provide cash flow sufficient to fund operations and dividend payments on a near-term basis. Additionally, we have guaranteed the funding of certain tax, insurance, and non-conforming property reserves related to the financing of certain of our joint ventures. We do not expect these guarantees to have a material current or future effect on our liquidity. See Part IV. Item 15. "Exhibits and Financial Statements of — Notes to Consolidated Financial Statements" for additional information about our investments in unconsolidated joint ventures.

Overall macroeconomic conditions, including rising inflation, bank failures, and interest rates, may negatively impact our operating cash flow such that we are unable to make required debt service payments, which would result in an event of default for any debt instrument under whose loan agreement such payments were not made. Specifically, the collateral within individual borrower entities may underperform, resulting in cash flow shortfalls for debt service while consolidated cash flows are sufficient to fund our operations. If an event of default occurs for a specific mortgage loan or for our secured term loan, our loan agreements provide certain remedies, including our ability to fund shortfalls from consolidated cash flow; and such an event of default would not result in an immediate acceleration of the loan.

Our real estate assets are illiquid in nature. A timely liquidation of assets may not be a viable source of short-term liquidity should a cash flow shortfall arise, and we may need to source liquidity from other financing sources, such as the Revolving Facility which had undrawn balances of $1,000.0 million as of December 31, 2023.

Our long-term liquidity requirements consist primarily of funds necessary to pay for the acquisition of, and non-recurring capital expenditures for, our homes, and principal and interest payments of our indebtedness. We intend to satisfy our long-term liquidity needs through cash provided by operations, long-term secured and unsecured borrowings, the issuance of debt and equity securities, and property dispositions. As a REIT, we are required to distribute to our stockholders at least 90% of our taxable income, excluding net capital gain, on an annual basis. Therefore, as a general matter, it is unlikely that we will be able to retain substantial cash balances from our annual taxable income that could be used to meet our liquidity needs. Instead, we will need to meet these needs from external sources of capital and amounts, if any, by which our cash flow generated from operations exceeds taxable income.

**Cash Flows**

***Year Ended December 31, 2023 Compared to Year Ended December 31, 2022***

The following table summarizes our cash flows for the years ended December 31, 2023 and 2022:

| ($ in thousands) | For the Years Ended December 31, | | $ Change | % Change |
| --- | --- | --- | --- | --- |
| | 2023 | 2022 | | |
| Net cash provided by operating activities | $1,107,088 | $1,023,587 | $ 83,501 | 8.2% |
| Net cash used in investing activities | (773,552) | (814,413) | 40,861 | 5.0% |
| Net cash provided by (used in) financing activities | 110,021 | (574,105) | 684,126 | 119.2% |
| Change in cash, cash equivalents, and restricted cash | $ 443,557 | $ (364,931) | $808,488 | 221.5% |

*Operating Activities*

Our cash flows provided by operating activities depend on numerous factors, including the occupancy level of our homes, the rental rates achieved on our leases, the collection of rent from our residents, and the amount of our operating and other expenses. Net cash provided by operating activities was $1,107.1 million and $1,023.6 million for the years ended December 31, 2023 and 2022, respectively, an increase of 8.2%. The increase in cash provided by operating activities is primarily due to improved operational profitability, including a $100.2 million increase in total revenues net of property operating and maintenance expense from period to period.

*Investing Activities*

Net cash used in investing activities consists primarily of the acquisition costs of homes, capital improvements, and proceeds from property sales. Net cash used in investing activities was $773.6 million and $814.4 million for the years ended December 31, 2023 and 2022, respectively, a decrease of $40.9 million. The decrease in net cash used in investing activities resulted primarily from the combined effect of the following significant changes in cash flows during the year ended December 31, 2023 compared to the year ended December 31, 2022: (1) an increase in cash used for the acquisition of homes; (2) a decrease in cash used for investments in joint ventures; (3) an increase in cash from the proceeds from sale of single-family homes; (4) a decrease in cash used for initial renovations of homes; and (5) a decrease in cash from repayment proceeds from retained debt securities. Acquisition spend increased by $405.0 million from period to period due to an increase in the number of homes acquired from 1,423 during the year ended December 31, 2022 to 2,877 homes acquired during the year ended December 31, 2023. Cash invested in joint ventures decreased $167.3 million due to reduced acquisition activity in existing joint ventures during the year ended December 31, 2023 compared to the year ended December 31, 2022. Proceeds from the sale of single-family homes increased $248.0 million due to an increase in the number of homes sold from 691 during the year ended December 31, 2022 to 1,423 homes sold during the year ended December 31, 2023. Renovation spend decreased by $92.2 million due to a decrease in the number of unoccupied homes acquired between periods, resulting in fewer renovations being completed during the year ended December 31, 2023 compared to the year ended December 31, 2022. In connection with the full prepayments of the IH 2018-2 and IH 2018-3 mortgage loans and partial repayments on mortgage loans related to the sale of homes during the year ended December 31, 2022, $70.5 million of repayments of the related retained certificates were received. There were no such full prepayments of mortgage loans during the year ended December 31, 2023.

*Financing Activities*

Net cash provided by financing activities was $110.0 million for the year ended December 31, 2023 compared to net cash used in financing activities of $574.1 million for the year ended December 31, 2022. During the years ended December 31, 2023 and 2022, we made dividend and distribution payments totaling $640.5 million and $541.4 million, respectively, which were funded by cash flows from operations. We issued $790.1 million of unsecured notes, net of discount, during the year ended December 31, 2023 compared to $598.4 million of unsecured notes issued and $725.0 million borrowed on a new term loan facility during the year ended December 31, 2022. During the year ended December 31, 2022, proceeds from financing activity along with cash from operations were used to repay $1,412.2 million of mortgage loans, and issuances and sales of stock under our 2021 ATM Equity Program generated $98.4 million of net proceeds which were used primarily for acquisitions.

**Year Ended December 31, 2022 Compared to Year Ended December 31, 2021**

For similar operating and financial data and discussion of our results for the year ended December 31, 2022 compared to the year ended December 31, 2021, refer to Part II. Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operation — Cash Flows" of our *2022 10-K*.

## Contractual Obligations

Our contractual obligations as of December 31, 2023, consist of the following:

| ($ in thousands) | Total | 2024 | 2025-2026 | 2027-2028 | Thereafter |
|---|---|---|---|---|---|
| Mortgage loans[1][2][3][4] | $ 1,867,642 | $ 85,831 | $ 771,640 | $ 1,010,171 | $ — |
| Secured Term Loan[1][2][3] | 510,793 | 14,503 | 28,927 | 28,967 | 438,396 |
| Unsecured Notes[1][2][3] | 4,253,384 | 115,049 | 229,470 | 975,821 | 2,933,044 |
| Term Loan Facilities[1][2][3][4] | 3,836,613 | 213,477 | 2,776,073 | 98,704 | 748,359 |
| Revolving Facility[1][2][3][4][5] | 4,233 | 2,033 | 2,200 | — | — |
| Derivative instruments[1][6] | (152,987) | (95,174) | (40,411) | (14,423) | (2,979) |
| Purchase commitments[7] | 5,547 | 5,547 | — | — | — |
| Operating leases | 11,847 | 4,543 | 5,144 | 2,002 | 158 |
| Finance leases | 4,138 | 1,706 | 1,785 | 647 | — |
| Total | $10,341,210 | $ 347,515 | $ 3,774,828 | $ 2,101,889 | $ 4,116,978 |

(1) For detailed information about each of our financing arrangements and derivative instruments see Part IV. Item 15. "Exhibits and Financial Statements — Note 7 of Notes to Consolidated Financial Statements" and "— Note 8 of Notes to Consolidated Financial Statements.

(2) Includes estimated interest payments through the extended maturity date, as applicable, based on the principal amount outstanding as of December 31, 2023.

(3) Interest is calculated at rates in effect as of December 31, 2023, including the indexed rate, any credit spread adjustment, and any applicable margin, and that rate is held constant until the maturity date. As of December 31, 2023, Term SOFR was 5.35%.

(4) Calculated based on the maturity date if we exercise each of the remaining extension options available, which are subject to certain conditions being met. See Part IV. Item 15. "Exhibits and Financial Statements — Note 7 of Notes to Consolidated Financial Statements" for a description of maturity dates without consideration of extension options.

(5) Includes the related unused commitment fee, as applicable.

(6) Includes payments (receipts) related to interest rate swap and interest rate cap obligations calculated using Term SOFR. As of December 31, 2023, Term SOFR was 5.35%.

(7) Represents commitments, net of previously funded deposits, to acquire 18 single-family rental homes.

The amounts above do not include commitments pursuant to binding purchase agreements with certain homebuilders for the purchase of 1,789 homes over the next four years. Estimated remaining commitments under these agreements total approximately $630.0 million as of December 31, 2023.

Additionally, we have commitments, which are not reflected in the table above, to make additional capital contributions to our joint ventures. As of December 31, 2023, our remaining equity commitments to our joint ventures total $127.9 million.

## LIBOR Transition

The Financial Conduct Authority of the United Kingdom, which has statutory powers to require panel banks to contribute to LIBOR, ceased publication of one month USD LIBOR effective June 30, 2023. Further, on March 15, 2022, the Consolidated Appropriations Act of 2022, which includes the Adjustable Interest Rate (LIBOR) Act, was signed into law in the United States. This legislation established a uniform benchmark replacement process for financial contracts that matured after June 30, 2023 which did not contain clearly defined or practicable fallback provisions. The legislation also created a safe harbor that shields lenders from litigation if they choose to utilize a replacement rate recommended by the Board of Governors of the Federal Reserve.

On April 18, 2023, we completed a series of transactions related to certain of our variable rate debt and derivative agreements that were originally indexed to LIBOR to effectuate a transition to Term SOFR. While the original agreements provided for a prescribed transition to an alternate rate, this series of transactions amended or modified our Credit Facility and all of our LIBOR-indexed interest rate swap agreements such that each agreement is now indexed to Term SOFR. Effective July 3, 2023, one of our mortgage loans, IH 2018-4, was amended to transition to Term SOFR from LIBOR. The related interest rate cap agreement was amended effective July 15, 2023 to transition to Term SOFR from LIBOR. These transactions completed the conversion of all LIBOR-based agreements to Term SOFR.

Furthermore, we made the appropriate elections available within Accounting Standard Update 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting* ("ASU 2022-04") to ease the impact of transition from LIBOR to comparable or successor rates on hedge accounting. As more fully described in Part IV. Item 15. "Exhibits and Financial Statements — Note 2 of Notes to Consolidated Financial Statements," we also elected to apply practical expedients related to contract modifications, changes in critical terms, and updates to the designated hedged risk(s) as qualifying changes were made to applicable debt and derivative instruments. Specifically, in connection with the April 18, 2023 modifications, we elected to apply the optional expedients in ASU 2020-04 that enable us to consider the new swaps a continuation of the existing contracts and to assume that the index upon which future hedged transactions will be based matches the index on the corresponding derivatives. As a result, the transition from LIBOR for these financial instruments did not impact our hedge accounting or have a material impact on our consolidated financial statements.

## Supplemental Guarantor Information

In March 2020, the SEC adopted amendments to Rule 3-10 of Regulation S-X and created Rule 13-01 to simplify disclosure requirements related to certain registered securities. The amendments became effective on January 4, 2021. INVH, INVH LP, the General Partner, and IH Merger Sub, LLC ("IH Merger Sub") have filed a registration statement on Form S-3 with the SEC registering, among other securities, debt securities of INVH LP, fully and unconditionally guaranteed, on a joint and several basis, by INVH, the General Partner, and/or IH Merger Sub. As a result of the amendments to Rule 3-10 of Regulation S-X, subsidiary issuers of obligations guaranteed by the parent are not required to provide separate financial statements, provided that the subsidiary obligor is consolidated into the parent company's consolidated financial statements, the parent guarantee is "full and unconditional" and, subject to certain exceptions as set forth below, the alternative disclosure required by Rule 13-01 is provided, which includes narrative disclosure and summarized financial information. Accordingly, separate consolidated financial statements of INVH LP, the General Partner, and IH Merger Sub have not been presented.

Furthermore, as permitted under Rule 13-01(a)(4)(vi) of Regulation S-X, we have excluded the summarized financial information for the INVH LP, the General Partner, and IH Merger Sub, because the combined assets, liabilities, and results of operations of INVH, INVH LP, the General Partner, and IH Merger Sub are not materially different than the corresponding amounts in our consolidated financial statements, and management believes such summarized financial information would be repetitive and would not provide incremental value to investors.

## Purchase of Outstanding Debt Securities or Loans

As market conditions warrant, we may from time to time seek to purchase our outstanding debt or debt securities that we may issue in the future, in privately negotiated or open market transactions, by tender offer or otherwise. Subject to any applicable limitations contained in the agreements governing our indebtedness, any purchases made by us may be funded by the use of cash on our consolidated balance sheet or the incurrence of new secured or unsecured debt, including borrowings under our Credit Facility. The amounts involved in any such purchase transactions, individually or in the aggregate, may be material. Any such purchases may be with respect to a substantial amount of a particular class or series of debt, with the attendant reduction in the trading liquidity of such class or series. In addition, any such purchases made at prices below the "adjusted issue price" (as defined for United States federal income tax purposes) may result in taxable cancellation of indebtedness income to us, which amounts may be material, and in related adverse tax consequences to us.

**Critical Accounting Policies and Estimates**

Our discussion and analysis of our historical financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP and in conjunction with the rules and regulations of the SEC. The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions about the effect of matters that are inherently uncertain and that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could ultimately differ from those estimates. For a discussion of recently-issued and adopted accounting standards, see Part IV. Item 15. "Exhibits and Financial Statement Schedules — Note 2 of Notes to Consolidated Financial Statements."

*Investments in Single-Family Residential Properties*

The following significant accounting policies affect the acquisition, disposition, recognition, classification, and fair value measurements (on a nonrecurring basis) related to our owned portfolio of approximately 85,000 single-family residential properties located primarily in 16 markets across the United States. For a complete discussion of our accounting policy and other factors related to each category below, see Part IV. Item 15. "Exhibits and Financial Statement Schedules — Note 2 of Notes to Consolidated Financial Statements."

- *Acquisition of Real Estate Assets:* Our purchases of homes are generally treated as asset acquisitions unless acquired in connection with a business combination. For asset acquisitions, homes are recorded at their purchase price, which is allocated between land, building and improvements, and in-place lease intangibles (when a resident is in place at the acquisition date) based upon their relative fair values at the date of acquisition. The purchase price for purposes of this allocation is inclusive of acquisition costs which typically include legal fees, bidding service and title fees, payments made to cure tax, utility, HOA, and other mechanic's and miscellaneous liens, as well as other closing costs. The attributes and location of each home acquired are considered at the individual home level when determining the percentage of purchase price allocated to building and improvements versus land. As such, these allocation percentages vary based on the homes acquired during each reporting period. If the percentage allocated to buildings and improvements versus land for the homes acquired during the year ended December 31, 2023 was increased or decreased by 500 bps, our annualized depreciation expense would have changed by approximately $1.5 million.

- *Cost Capitalization:* We incur costs to acquire, stabilize, and prepare our single-family residential properties to be leased. We capitalize these costs as a component of our investment in each single-family residential property, using specific identification and relative allocation methodologies. The capitalization period associated with our stabilization activities begins at the time that such activities commence and concludes at the time that a single-family residential property is available to be leased.

  Once a property is ready for its intended use, expenditures for ordinary maintenance and repairs thereafter are expensed to operations as incurred, and we capitalize expenditures that improve or extend the life of a home and for certain furniture and fixtures additions.

  The capitalized costs are depreciated on a straight-line basis over their estimated useful lives, which are reviewed on an annual basis. For additions to our single-family residential properties place in service after December 31, 2021, the weighted average useful lives range from 7 to 32 years. Prior to that date, the weighted average useful lives ranged from 7 to 28.5 years. If the useful lives for costs capitalized during the year ended December 31, 2023 were increased or decreased by 10%, our annualized depreciation expense would have changed by approximately $6.0 million.

- *Provisions for Impairment:* We continuously evaluate, by property, whether there are any events or changes in circumstances indicating that the carrying amount of our single-family residential properties may not be recoverable. To the extent an event or change in circumstance is identified, a residential property is considered to be impaired only if its carrying value cannot be recovered through estimated future undiscounted cash flows from the use and eventual disposition of the property. To the extent an impairment has occurred, the carrying amount of our investment in a property is adjusted to its estimated fair value. The process whereby we assess our single-family residential properties for impairment requires significant judgment and assessment of factors that are, at times, subject to significant uncertainty. We evaluate multiple information sources and perform a number of internal analyses, each of which are important components of our process with no one information source or analysis being necessarily determinative. There have not been any significant process changes in our review for impairment during the current reporting period. For those homes for which a change in an event or circumstance was identified in the most recent impairment analysis, a 10% decrease in the estimated fair value of those homes may have resulted in an increase in impairment expense of $0.6 million.

- *Single-Family Residential Properties Held for Sale:* From time to time, we may identify single-family residential properties to be sold. Once we identify a property to be sold pursuant to GAAP requirements, we cease depreciating the property, measure the property at the lower of its carrying amount or its fair value less estimated costs to sell, and present the property separately within other assets, net on our consolidated balance sheets. As of December 31, 2023, 189 homes, approximately 0.2% of our portfolio, were held for sale, compared to 131 homes as of December 31, 2022. If market values less disposal costs for our properties that were classified as held for sale as of December 31, 2023 were 10% lower or higher, our impairment expense related to those properties would have changed by approximately $0.5 million.

## Segment Reporting

Operating segments are defined as components of an enterprise for which discrete financial information is available that is evaluated regularly by the CODM in deciding how to allocate resources and in assessing performance. Our CODM is the Chief Executive Officer.

Under the provisions of ASC 280, *Segment Reporting*, we have determined that we have one reportable segment related to acquiring, renovating, leasing, and operating single-family homes as rental properties. The CODM evaluates operating performance and allocates resources on a total portfolio basis. The CODM utilizes NOI as the primary measure to evaluate performance of the total portfolio.

## Non-GAAP Measures

### EBITDA, EBITDAre, and Adjusted EBITDAre

EBITDA, EBITDA*re*, and Adjusted EBITDA*re* are supplemental, non-GAAP measures often utilized to evaluate the performance of real estate companies. We define EBITDA as net income or loss computed in accordance with GAAP before the following items: interest expense; income tax expense; depreciation and amortization; and adjustments for unconsolidated joint ventures. The National Association of Real Estate Investment Trusts ("Nareit") recommends as a best practice that REITs that report an EBITDA performance measure also report EBITDA*re*. Consistent with the Nareit definition, we define EBITDA*re* as EBITDA, further adjusted for the following: gain on sale of property, net of tax; and impairment on depreciated real estate investments.

Adjusted EBITDA*re* is defined as EBITDA*re* before the following items: share-based compensation expense; severance; casualty (gains) losses, net; (gains) losses on investments in equity securities, net; and other income and expenses. EBITDA, EBITDA*re*, and Adjusted EBITDA*re* are used as supplemental financial performance measures by management and by external users of our financial statements, such as investors and commercial banks. Where appropriate, EBITDA, EBITDA*re*, and Adjusted EBITDA*re* are adjusted for our share of investments in unconsolidated joint ventures. Set forth below is additional detail on how management uses EBITDA, EBITDA*re*, and Adjusted EBITDA*re* as measures of performance.

Our management uses EBITDA, EBITDA*re*, and Adjusted EBITDA*re* in a number of ways to assess our consolidated financial and operating performance, and we believe these measures are helpful to management and external users in identifying trends in our performance. EBITDA, EBITDA*re*, and Adjusted EBITDA*re* help management identify controllable expenses and make decisions designed to help us meet our current financial goals and optimize our financial performance, while neutralizing the impact of capital structure on results. Accordingly, we believe these metrics measure our financial performance based on operational factors that management can impact in the short-term, namely our cost structure and expenses.

We believe that the presentation of EBITDA, EBITDA*re*, and Adjusted EBITDA*re* provides information useful to investors in assessing our financial condition and results of operations. The GAAP measure most directly comparable to EBITDA, EBITDA*re*, and Adjusted EBITDA*re* is net income or loss. EBITDA, EBITDA*re*, and Adjusted EBITDA*re* are not used as measures of our liquidity and should not be considered alternatives to net income or loss or any other measure of financial performance presented in accordance with GAAP. Our EBITDA, EBITDA*re*, and Adjusted EBITDA*re* may not be comparable to the EBITDA, EBITDA*re*, and Adjusted EBITDA*re* of other companies due to the fact that not all companies use the same definitions of EBITDA, EBITDA*re*, and Adjusted EBITDA*re*. Accordingly, there can be no assurance that our basis for computing these non-GAAP measures is comparable with that of other companies.

The following table presents a reconciliation of net income (as determined in accordance with GAAP) to EBITDA, EBITDA*re*, and Adjusted EBITDA*re* for each of the periods indicated:

| ($ in thousands) | For the Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2023 | 2022 | 2021 |
| **Net income available to common stockholders** | $ 518,774 | $ 382,668 | $ 261,098 |
| Net income available to participating securities | 696 | 661 | 327 |
| Non-controlling interests | 1,558 | 1,470 | 1,351 |
| Interest expense | 333,457 | 304,092 | 322,661 |
| Interest expense in unconsolidated joint ventures | 18,255 | 3,581 | 1,209 |
| Depreciation and amortization | 674,287 | 638,114 | 592,135 |
| Depreciation and amortization of investments in unconsolidated joint ventures | 10,469 | 5,838 | 1,304 |
| **EBITDA** | 1,557,496 | 1,336,424 | 1,180,085 |
| Gain on sale of property, net of tax | (183,540) | (90,699) | (60,008) |
| Impairment on depreciated real estate investments | 427 | 310 | 650 |
| Net gain on sale of investments in unconsolidated joint ventures | (1,668) | (865) | (1,050) |
| **EBITDA*re*** | 1,372,715 | 1,245,170 | 1,119,677 |
| Share-based compensation expense[1] | 29,503 | 28,962 | 27,170 |
| Severance | 977 | 314 | 1,057 |
| Casualty losses, net [2] | 8,200 | 28,485 | 8,026 |
| (Gains) losses on investments in equity securities, net | (350) | 3,939 | 9,420 |
| Other, net[3] | 2,435 | 11,261 | 5,835 |
| **Adjusted EBITDA*re*** | $1,413,480 | $1,318,131 | $1,171,185 |

(1) For the years ended December 31, 2023, 2022, and 2021, $6,963, $6,493, and $5,427, was recorded in property management expense, respectively, and $22,540, $22,469, and $21,743, was recorded in general and administrative expense, respectively.

(2) Includes our share from unconsolidated joint ventures. The year ended December 31, 2022 includes $24,000 of net estimated losses and damages related to Hurricanes Ian and Nicole.

(3) Includes interest income and other miscellaneous income and expenses.

*Net Operating Income*

NOI is a non-GAAP measure often used to evaluate the performance of real estate companies. We define NOI for an identified population of homes as rental revenues and other property income less property operating and maintenance expense (which consists primarily of property taxes, insurance, HOA fees (when applicable), market-level personnel expenses, utility expenses, repairs and maintenance, and property administration). NOI excludes: interest expense; depreciation and amortization; property management expense; general and administrative expense; impairment and other; gain on sale of property, net of tax; (gains) losses on investments in equity securities, net; other income and expenses; management fee revenues; and losses from investments in unconsolidated joint ventures.

We consider NOI to be a meaningful supplemental financial measure of our performance when considered with the financial statements determined in accordance with GAAP. We believe NOI is helpful to investors in understanding the core performance of our real estate operations. The GAAP measure most directly comparable to NOI is net income or loss. NOI is not used as a measure of liquidity and should not be considered as an alternative to net income or loss or any other measure of financial performance presented in accordance with GAAP. Our NOI may not be comparable to the NOI of other companies due to the fact that not all companies use the same definition of NOI. Accordingly, there can be no assurance that our basis for computing this non-GAAP measure is comparable with that of other companies.

We believe that Same Store NOI is also a meaningful supplemental measure of our operating performance for the same reasons as NOI and is further helpful to investors as it provides a more consistent measurement of our performance across reporting periods by reflecting NOI for homes in our Same Store portfolio.

The following table presents a reconciliation of net income (as determined in accordance with GAAP) to NOI for our total portfolio and NOI for our Same Store portfolio for each of the periods indicated:

| ($ in thousands) | For the Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2023 | 2022 | 2021 |
| **Net income available to common stockholders** . . . . . . . . . . . . | $ 518,774 | $ 382,668 | $ 261,098 |
| Net income available to participating securities . . . . . . . . . | 696 | 661 | 327 |
| Non-controlling interests . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,558 | 1,470 | 1,351 |
| Interest expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 333,457 | 304,092 | 322,661 |
| Depreciation and amortization . . . . . . . . . . . . . . . . . . . . . . . | 674,287 | 638,114 | 592,135 |
| Property management expense[1] . . . . . . . . . . . . . . . . . . . . . | 95,809 | 87,936 | 71,597 |
| General and administrative[2] . . . . . . . . . . . . . . . . . . . . . . . | 82,344 | 74,025 | 75,815 |
| Impairment and other[3] . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 8,596 | 28,697 | 8,676 |
| Gain on sale of property, net of tax . . . . . . . . . . . . . . . . . . . | (183,540) | (90,699) | (60,008) |
| (Gains) losses on investments in equity securities, net . . . . | (350) | 3,939 | 9,420 |
| Other, net[4] . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,435 | 11,261 | 5,835 |
| Management fee revenues . . . . . . . . . . . . . . . . . . . . . . . . . . . | (13,647) | (11,480) | (4,893) |
| Losses from investments in unconsolidated joint ventures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 17,877 | 9,606 | 1,546 |
| **NOI (total portfolio)** . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,538,296 | 1,440,290 | $1,285,560 |
| Non-Same Store NOI . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (132,676) | (98,612) | |
| **NOI (Same Store portfolio)[5]** . . . . . . . . . . . . . . . . . . . . . . . | $1,405,620 | $1,341,678 | |

---

(1) Includes $6,963, $6,493, and $5,427, of share-based compensation expense for the years ended December 31, 2023, 2022, and 2021, respectively.

(2) Includes $22,540, $22,469, and $21,743, of share-based compensation expense for the years ended December 31, 2023, 2022, and 2021, respectively.

(3) The year ended December 31, 2022 includes $24,000 of net estimated losses and damages related to Hurricanes Ian and Nicole.

(4)   Includes interest income and other miscellaneous income and expenses.

(5)   The Same Store portfolio totaled 75,775 homes for the years ended December 31, 2023 and 2022.

### *Funds from Operations, Core Funds from Operations, and Adjusted Funds from Operations*

Funds From Operations ("FFO"), Core FFO, and Adjusted FFO are supplemental, non-GAAP measures often utilized to evaluate the performance of real estate companies. FFO is defined by Nareit as net income or loss (computed in accordance with GAAP) excluding gains or losses from sales of previously depreciated real estate assets, plus depreciation, amortization and impairment of real estate assets.

We believe that FFO is a meaningful supplemental measure of the operating performance of our business because historical cost accounting for real estate assets in accordance with GAAP assumes that the value of real estate assets diminishes predictably over time, as reflected through depreciation and amortization. Because real estate values have historically risen or fallen with market conditions, management considers FFO an appropriate supplemental performance measure as it excludes historical cost depreciation and amortization, impairment on depreciated real estate investments, gains or losses related to sales of previously depreciated homes, as well non-controlling interests, from net income or loss (computed in accordance with GAAP). By excluding depreciation and amortization and gains or losses on sales of real estate, management uses FFO to measure returns on its investments in homes. However, because FFO excludes depreciation and amortization and captures neither the changes in the value of the homes that result from use or market conditions nor the level of capital expenditures to maintain the operating performance of the homes, all of which have real economic effects and could materially affect our results from operations, the utility of FFO as a measure of our performance is limited.

Management also believes that FFO, combined with the required GAAP presentations, is useful to investors in providing more meaningful comparisons of the operating performance of a company's real estate between periods or as compared to other companies. The GAAP measure most directly comparable to FFO is net income or loss. FFO is not used as a measure of our liquidity and should not be considered an alternative to net income or loss or any other measure of financial performance presented in accordance with GAAP. Our FFO may not be comparable to the FFO of other companies due to the fact that not all companies use the same definition of FFO. Accordingly, there can be no assurance that our basis for computing this non-GAAP measures is comparable with that of other companies.

We believe that Core FFO and Adjusted FFO are also meaningful supplemental measures of our operating performance for the same reasons as FFO and are further helpful to investors as they provide a more consistent measurement of our performance across reporting periods by removing the impact of certain items that are not comparable from period to period. We define Core FFO as FFO adjusted for the following: non-cash interest expense related to amortization of deferred financing costs, loan discounts, and non-cash interest expense from derivatives; share-based compensation expense; legal settlements; severance expense; casualty (gains) losses, net; and (gains) losses on investments in equity securities, net, as applicable. We define Adjusted FFO as Core FFO less recurring capital expenditures that are necessary to help preserve the value, and maintain the functionality, of our homes. Where appropriate, FFO, Core FFO, and Adjusted FFO are adjusted for our share of investments in unconsolidated joint ventures.

The GAAP measure most directly comparable to Core FFO and Adjusted FFO is net income or loss. Core FFO and Adjusted FFO are not used as measures of our liquidity and should not be considered alternatives to net income or loss or any other measure of financial performance presented in accordance with GAAP. Our Core FFO and Adjusted FFO may not be comparable to the Core FFO and Adjusted FFO of other companies due to the fact that not all companies use the same definition of Core FFO and Adjusted FFO. No adjustments were made to the Core FFO and Adjusted FFO per common share — diluted computations for potential shares of common stock related to the Convertible Senior Notes during the periods the notes were outstanding. Accordingly, there can be no assurance that our basis for computing this non-GAAP measures is comparable with that of other companies.

The following table presents a reconciliation of net income (as determined in accordance with GAAP) to FFO, Core FFO, and Adjusted FFO for each of the periods indicated:

| (in thousands, except shares and per share data) | For the Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2023 | 2022 | 2021 |
| **Net income available to common stockholders** | $ 518,774 | $ 382,668 | $ 261,098 |
| Add (deduct) adjustments from net income to derive FFO: | | | |
| Net income available to participating securities | 696 | 661 | 327 |
| Non-controlling interests | 1,558 | 1,470 | 1,351 |
| Depreciation and amortization on real estate assets | 663,398 | 629,301 | 585,101 |
| Impairment on depreciated real estate investments | 427 | 310 | 650 |
| Net gain on sale of previously depreciated investments in real estate | (183,540) | (90,699) | (60,008) |
| Depreciation and net gain on sale of investments in unconsolidated joint ventures | 8,704 | 4,907 | 254 |
| **FFO** | 1,010,017 | 928,618 | 788,773 |
| Non-cash interest expense related to amortization of deferred financing costs, loan discounts, and non-cash interest expense from derivatives[1] | 36,069 | 24,326 | 34,520 |
| Share-based compensation expense[2] | 29,503 | 28,962 | 27,170 |
| Legal settlements | 2,000 | 7,400 | — |
| Severance expense | 977 | 314 | 1,057 |
| Casualty losses, net[1][3] | 8,200 | 28,485 | 8,026 |
| (Gains) losses on investments in equity securities, net | (350) | 3,939 | 9,420 |
| **Core FFO** | 1,086,416 | 1,022,044 | 868,966 |
| Recurring capital expenditures[1] | (163,051) | (156,147) | (123,405) |
| **Adjusted FFO** | $ 923,365 | $ 865,897 | $ 745,561 |
| **Net income available to common stockholders** | | | |
| Weighted average common shares outstanding — diluted[4][5][6] | 613,288,708 | 611,112,396 | 579,209,523 |
| Net income per common share — diluted[4][5][6] | $ 0.85 | $ 0.63 | $ 0.45 |
| **FFO** | | | |
| Numerator for FFO per common share — diluted[4] | $ 1,010,017 | $ 928,618 | $ 803,137 |
| Weighted average common shares and OP Units outstanding — diluted[4][5][6] | 615,367,734 | 613,669,133 | 593,735,669 |
| FFO per common share — diluted[4][5][6] | $ 1.64 | $ 1.51 | $ 1.35 |
| **Core FFO and Adjusted FFO** | | | |
| Weighted average common shares and OP Units outstanding — diluted[4][5][6] | 615,367,734 | 613,669,133 | 582,442,466 |
| Core FFO per common share — diluted[4][5][6] | $ 1.77 | $ 1.67 | $ 1.49 |
| AFFO per common share — diluted[4][5][6] | $ 1.50 | $ 1.41 | $ 1.28 |

(1) Includes our share from unconsolidated joint ventures.
(2) For the years ended December 31, 2023, 2022, and 2021, $6,963, $6,493, and $5,427, was recorded in property management expense, respectively, and $22,540, $22,469, and $21,743, was recorded in general and administrative expense, respectively.
(3) The year ended December 31, 2022 includes $24,000 of net estimated losses and damages related to Hurricanes Ian and Nicole.
(4) On January 18, 2022, we settled the $141,490 outstanding principal balance of the 2022 Convertible Notes with the issuance of 6,216,261 shares of our common stock. For the year ended December 31, 2022, the shares of common stock issued with respect to this settlement are included within all net income, FFO, Core FFO, and AFFO per common share calculations subsequent to the conversion date.

With respect to the 2022 Convertible Notes, during the year ended December 31, 2021, at the election of the note holders, we settled $203,510 of principal outstanding for the 2022 Convertible Notes with the issuance of 8,943,374 shares of common stock. These issued shares of common stock are included within all net income, FFO, Core FFO, and AFFO per common share calculations subsequent to the conversion date.

For the year ended December 31, 2021, the numerator for FFO per common share — diluted is adjusted for interest expense on the 2022 Convertible Notes, including non-cash amortization of discounts, totaling $14,364, and the denominator is adjusted for 11,293,203 potential shares of common stock issuable upon the conversion of the 2022 Convertible Notes. No such adjustments were made to Core FFO and AFFO per common share — diluted.

(5)  Incremental shares attributed to non-vested share-based awards 1,394,924, 1,341,786, and 1,528,453 for the years ended December 31, 2023, 2022, and 2021, respectively, are included in weighted average common shares outstanding in the calculation of net income per common share — diluted. For the computations of FFO, Core FFO, and AFFO per common share — diluted, common share equivalents of 1,638,264, 1,559,524 and 1,822,015 for the years ended December 31, 2023, 2022, and 2021, respectively, related to incremental shares attributed to non-vested share-based awards are included in the denominator.

(6)  Vested units of partnership interests in INVH LP ("OP Units") have been excluded from the computation of net income per common share — diluted for the periods above because all net income attributable to the vested OP Units has been recorded as non-controlling interest and thus excluded from net income available to common stockholders. Weighted average vested OP Units of 1,835,686, 2,338,999, and 2,939,381 for the years ended December 31, 2023, 2022, and 2021, respectively, are included in the denominator for the computations of FFO, Core FFO, and AFFO per common share — diluted.

**ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK**

Our future income, cash flows, and fair values relevant to financial instruments are dependent upon prevalent market interest rates. Market risk refers to the risk of loss from adverse changes in interest rates, seasonality, market prices, commodity prices, and inflation. The primary market risks to which we are exposed are interest rate risk and seasonality. We may in the future use derivative financial instruments to manage, or hedge, interest rate risks related to any borrowings we may have. We may enter into such contracts only with major financial institutions based on their credit ratings and other factors.

**Interest Rate Risk**

A primary market risk to which we believe we are exposed is interest rate risk, which may result from many factors, including government monetary and tax policies, unfavorable global and United States economic conditions (including inflation, rising interest rates, and bank failures), geopolitical tensions, and other factors that are beyond our control. We may incur additional variable rate debt in the future, including additional amounts that we may borrow under the Credit Facility. In addition, decreases in interest rates may lead to additional competition for the acquisition of single-family homes, which may lead to future acquisitions being more costly and resulting in lower yields on single-family homes targeted for acquisition. Significant increases in interest rates may also have an adverse impact on our earnings if we are unable to increase rents on expired leases or acquire single-family homes with rental rates high enough to offset the increase in interest rates on our borrowings.

As of December 31, 2023, our $3,868.0 million of outstanding variable-rate debt was comprised of borrowings on our mortgage loans of $643.0 million and Term Loan Facilities of $3,225.0 million. As of December 31, 2023, we had effectively converted 98.8% of these borrowings to a fixed rate through interest rate swap agreements. Our variable-rate borrowings bear interest at Adjusted SOFR plus the applicable spread. Assuming no change in the outstanding balance of our existing debt, the projected effect of a 100 bps increase or decrease in Adjusted SOFR, collectively, on our annual interest expense would be an estimated increase or decrease of $0.5 million. This estimate considers the impact of our interest rate swap agreements, interest rate cap agreement, and any Term SOFR floors or minimum interest rates stated in the agreements of the respective borrowings.

This analysis does not consider the effects of the reduced level of overall economic activity that could exist in such an environment. Further, in the event of a change of such magnitude, we may consider taking actions to further mitigate our exposure to the change. However, because of the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no changes in our capital structure.

**Inflation**

Inflation primarily impacts our results of operations as a result of increased repair and maintenance and other costs and wage pressures. Inflation could also impact our cost of capital as a result of changing interest rates on variable rate debt that is not hedged or if our debt instruments are refinanced in a high-inflation environment. Our resident leases typically have a term of one to two years, which generally enables us to compensate for inflationary effects by increasing rents on our homes to current market rates. Although an extreme or sustained escalation in costs could have a negative impact on our residents and their ability to absorb rent increases, we do not believe this had a material impact on our results of operations for the year ended December 31, 2023.

**Seasonality**

Our business and related operating results have been, and we believe will continue to be, impacted by seasonal factors throughout the year. In particular, we have experienced higher levels of resident move-outs during the summer months, which impacts both our rental revenues and related turnover costs. Further, our property operating costs are seasonally impacted in certain markets by increases in expenses such as HVAC repairs and costs to re-resident during the summer season.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information required by this Item is included as a separate section in this Annual Report on Form 10-K. See Part IV. Item 15. "Exhibits and Financial Statement Schedules," which is incorporated herein by reference.

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## ITEM 9A. CONTROLS AND PROCEDURES

### Disclosure Controls and Procedures

We maintain a set of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) designed to ensure that information required to be disclosed in reports we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. The design of any disclosure controls and procedures is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its goals under all potential future conditions. Any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2023, the design and operation of our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

### Changes in Internal Control

There has been no change in our internal control over financial reporting during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

### Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our consolidated financial statements for external purposes in accordance with United States generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (1) pertain to maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with United States generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets of the Company that could have a material effect on the consolidated financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our management with the participation of our Chief Executive Officer and Chief Financial Officer conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023. This evaluation was based on the framework established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment under the framework in Internal Control — Integrated Framework (2013), our management concluded that our internal control over financial reporting was effective as of December 31, 2023 to accomplish their objectives at the reasonable assurance level.

Deloitte & Touche LLP, the independent registered public accounting firm that has audited the consolidated financial statements included in this Annual Report on Form 10-K, has issued an attestation report on the Company's internal control over financial reporting as of December 31, 2023. The report is included herein.

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the stockholders and the Board of Directors of Invitation Homes Inc.

**Opinion on Internal Control over Financial Reporting**

We have audited the internal control over financial reporting of Invitation Homes Inc. and subsidiaries (the "Company") as of December 31, 2023, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated February 21, 2024, expressed an unqualified opinion on those financial statements.

**Basis for Opinion**

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

**Definition and Limitations of Internal Control over Financial Reporting**

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Dallas, Texas
February 21, 2024

**ITEM 9B. OTHER INFORMATION**

None.


**ITEM 9C. DISCLOSURES REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS**

Not applicable.

**PART III**

**ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE**

The information required by this Item is incorporated by reference from the Company's 2024 Proxy Statement to be filed with the SEC within 120 days of the fiscal year ended December 31, 2023.

**ITEM 11. EXECUTIVE COMPENSATION**

The information required by this Item is incorporated by reference from the Company's 2024 Proxy Statement to be filed with the SEC within 120 days of the fiscal year ended December 31, 2023.

**ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS**

The information required by this Item is incorporated from reference to the Company's 2024 Proxy Statement to be filed with the SEC within 120 days of the fiscal year ended December 31, 2023.

**ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE**

The information required by this Item is incorporated by reference from the Company's 2024 Proxy Statement to be filed with the SEC within 120 days of the fiscal year ended December 31, 2023.

**ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES**

The information required by this Item is incorporated by reference from the Company's 2024 Proxy Statement to be filed with the SEC within 120 days of the fiscal year ended December 31, 2023.

## PART IV

### Item 15. Exhibits and Financial Statement Schedules.

The following documents are filed as part of this report:

(a) Financial Statements

**Invitation Homes Inc. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the three years in the period ended December 31, 2023**



(b) Financial Statement Schedule

**Invitation Homes Inc. as of December 31, 2023 and for the three years in the period ended December 31, 2023**



(c) Exhibits

# EXHIBIT INDEX

| Exhibit number | Description |
|---|---|
| 2.1 | Agreement and Plan of Merger, dated August 9, 2017, by and among Invitation Homes Inc., Invitation Homes Operating Partnership LP, IH Merger Sub, LLC, Starwood Waypoint Homes and Starwood Waypoint Homes Partnership, L.P. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K (File No. 1-38004) filed on August 14, 2017). |
| 3.1 | Charter of Invitation Homes Inc., dated as of February 6, 2017 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K (File No. 1-38004) filed on February 6, 2017). |
| 3.2 | Amended and Restated Bylaws of Invitation Homes Inc., dated as of May 17, 2023 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on May 18, 2023). |
| 4.1 | Description of Securities (incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 10-K (File No. 1-38004) filed on February 19, 2020). |
| 4.2 | Indenture, dated as of January 10, 2017, between Starwood Waypoint Homes and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.1 of SWH's Current Report on Form 8-K (File No. 1-36163) filed January 10, 2017). |
| 4.3 | Form of 3.50% Convertible Senior Notes due 2022 (incorporated by reference to Exhibit 4.1 of SWH's Current Report on Form 8-K (File No. 1-36163) filed January 10, 2017). |
| 4.4 | First Supplemental Indenture between Invitation Homes Inc., IH Merger Sub LLC and Wilmington Trust, National Association, as trustee dated as of November 16, 2017 (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K (File No.1-38004) filed on November 20, 2017). |
| 4.5 | Indenture, dated as of August 6, 2021, among Invitation Homes Operating Partnership LP, the Guarantors (as defined therein) party hereto and U.S. Bank National Association, a national banking association, as trustee (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K (File No.1-38004) filed on August 6, 2021). |
| 4.6 | First Supplemental Indenture, dated as of August 6, 2021 among Invitation Homes Operating Partnership LP, Invitation Homes Inc., Invitation Homes OP GP LLC, IH Merger Sub, LLC, and U.S. Bank National Association, as trustee including the form of 2.000% Senior Notes due 2031 (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K (File No.1-38004) filed on August 6, 2021). |
| 4.7 | Second Supplemental Indenture, dated as of November 5, 2021, among the Issuer, the Guarantors and the Trustee, including the form of 2.300% Senior Notes due 2028 (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K (File No.1-38004) filed on November 5, 2021). |
| 4.8 | Third Supplemental Indenture, dated as of November 5, 2021, among the Issuer, the Guarantors and the Trustee, including the form of 2.700% Senior Notes due 2034 (incorporated by reference to Exhibit 4.3 of the Company's Current Report on Form 8-K (File No.1-38004) filed on November 5, 2021). |
| 4.9 | Fourth Supplemental Indenture, dated as of April 5, 2022, among Invitation Homes Operating Partnership LP, Invitation Homes Inc., Invitation Homes OP GP LLC, IH Merger Sub, LLC, and U.S. Bank Trust Company, National Association (as successor to U.S. Bank National Association), as trustee, including the form of 4.150% Senior Notes due 2032 (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K (File No.1-38004) filed on April 5, 2022). |

| Exhibit number | Description |
|---|---|
| 4.10 | Fifth Supplemental Indenture, dated as of August 2, 2023, among Invitation Homes Operating Partnership LP, Invitation Homes Inc., Invitation Homes OP GP LLC, IH Merger Sub, LLC, and U.S. Bank Trust Company, National Association, as trustee, including the form of the 5.450% Senior Notes due 2030 (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on August 2, 2023). |
| 4.11 | Sixth Supplemental Indenture, dated as of August 2, 2023, among Invitation Homes Operating Partnership LP, Invitation Homes Inc., Invitation Homes OP GP LLC, IH Merger Sub, LLC, and U.S. Bank Trust Company, National Association, as trustee, including the form of the 5.500% Senior Notes due 2033 (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed on August 2, 2023). |
| 10.1 | Note Purchase Agreement, dated May 25, 2021, among Invitation Homes Operating Partnership LP and the purchasers named therein (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 1-38004) filed on May 26, 2021). |
| 10.2 | Form of Invitation Homes Operating Partnership LP 2.46% Senior Note, Series A, due May 25, 2028 (included as a part of Exhibit 10.1 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 1-38004) filed on May 26, 2021)). |
| 10.3 | Form of Invitation Homes Operating Partnership LP 3.18% Senior Note, Series B, due May 25, 2036 (included as a part of Exhibit 10.1 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 1-38004) filed on May 26, 2021)). |
| 10.4 | Parent Guaranty Agreement dated as of September 17, 2021 re: 2.46% Senior Notes, Series A, due May 25, 2028 and 3.18% Senior Notes, Series B, due May 25, 2036 of Invitation Homes Inc., Invitation Homes GP LLC and IH Merger Sub, LLC (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q (File No. 1-38004) filed on October 28, 2021). |
| 10.5 | Parent Guaranty dated as of September 17, 2021 by Invitation Homes Inc., Invitation Homes GP LLC and IH Merger Sub, LLC for the benefit of Bank of America, N.A., in its capacity as the administrative agent for the Lenders under that certain Amended and Restated Revolving Credit and Term Loan Agreement, dated as of December 8, 2020, for the benefit of itself and such Lenders (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 1-38004) filed on October 28, 2021). |
| 10.6 | Amended and Restated Agreement of Limited Partnership of Invitation Homes Operating Partnership LP, dated as of August 9, 2017, by and among Invitation Homes OP GP LLC and Invitation Homes Inc. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 1-38004) filed on August 14, 2017). |
| 10.7 | Amended and Restated Registration Rights Agreement, dated as of October 4, 2016, among SWH and the other parties named therein (incorporated by reference to Exhibit 10.1 of SWH's Current Report on Form 8-K (File No. 1- 36163) filed with the SEC on October 11, 2016). |
| 10.8 | Assignment and Assumption Agreement, dated as of November 16, 2017, between Invitation Homes Inc. and IH Merger Sub, LLC (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (File No.1-38004) filed on November 20, 2017). |
| 10.9 | Amended and Restated Revolving Credit and Term Loan Agreement, dated as of December 8, 2020, by and among Invitation Homes Operating Partnership LP, as borrower, the lenders party thereto, Bank of America, N.A., as administrative agent and the other parties party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 1-38004) filed on December 9, 2020). |

| Exhibit number | Description |
|---|---|
| 10.10 | First Amendment to Amended and Restated Revolving Credit and Term Loan Agreement, dated as of April 18, 2023, by and among Invitation Homes Operating Partnership LP, as borrower, the lenders party thereto, Bank of America, N.A., as administrative agent and solely for purposes of Sections 3, 4, 5 and 7 thereof, each of the guarantors party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 24, 2023). |
| 10.11 | Term Loan Agreement, dated as of June 22, 2022, by and among Invitation Homes Operating Partnership LP, as borrower, the lenders party thereto, Capital One, National Association, as administrative agent and the other parties party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 1-38004) filed on June 22, 2022). |
| 10.12 | Loan Agreement, dated as of April 28, 2017, between IH 2017-1 Borrower, LP, as Borrower, and Wells Fargo Bank, National Association, as Lender (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 1-38004) filed May 1, 2017). |
| 10.13 | Loan Agreement, dated as of February 8, 2018, between IH 2018-1 Borrower, LP, as Borrower, and JPMorgan Chase Bank, National Association, as Lender (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 1-38004) filed on February 12, 2018). |
| 10.14 | Loan Agreement, dated as of May 8, 2018, between IH 2018-2 Borrower, LP, as Borrower, and JPMorgan Chase Bank, National Association, as Lender (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K (File No. 1-38004) filed on May 9, 2018). |
| 10.15 | Loan Agreement, dated as of June 28, 2018, between IH 2018-3 Borrower, LP, as Borrower, and German American Capital Corporation, as Lender (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K (File No. 1-38004) filed on July 2, 2018). |
| 10.16 | Loan Agreement, dated as of November 7, 2018, between IH 2018-4 Borrower LP, as Borrower, and German American Capital Corporation, as Lender (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 1-38004) filed on November 8, 2018). |
| 10.17 | Loan Agreement, dated as of June 7, 2019, between 2019-1 IH Borrower LP, as Borrower, and Rothesay Life PLC, as Lender (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 1-38004) filed on June 10, 2019). |
| 10.18 | Amendment to Loan Agreement, dated as of June 23, 2023, among Wilmington Trust National Association, as Trustee for the Registered Holders of Invitation Homes 2018-SFR4 Single Family Rental Pass-Through Certificates, 2018-4 IH Borrower LP, and 2018-4 Equity Owner LLC, and 2018-4 IH Borrower GP. LLC (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 1-38004) filed on July 27, 2023). |
| 10.19 | Securities Purchase Agreement, dated as of June 5, 2017, between Waypoint/GI Venture, LLC and CSH Property Three, LLC (incorporated by reference to Exhibit 10.1 of the SWH's Current Report on Form 8-K (File No. 1-36163) filed June 5, 2017). |
| 10.20 | Form of Director and Officer Indemnification Agreement. † |
| 10.21 | Invitation Homes Inc. 2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K (File No. 1-38004) filed on February 6, 2017). † |
| 10.22 | Employment Agreement with Dallas B. Tanner, dated November 9, 2015 (incorporated by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-11 (No. 333-215452) filed on January 6, 2017). † |
| 10.23 | Employment Agreement with Ernest M. Freedman, dated September 4, 2015 (incorporated by reference to Exhibit 10.13 to the Company's Registration Statement on Form S-11 (No. 333-215452) filed on January 6, 2017). † |

| Exhibit number | Description |
|---|---|
| 10.24 | Form of Award Notice and Restricted Stock Unit Agreement for Non-Employee Directors (General Form) (incorporated by reference to Exhibit 10.21 to the Company's Registration Statement on Form S-11 (No. 333-215452) filed on January 23, 2017). † |
| 10.25 | 2019 Outperformance Award Agreement (LTIP Units) (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q (File No. 1-38004) filed on July 31, 2019). † |
| 10.26 | Invitation Homes Inc. Executive Severance Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q (File No. 1-38004) filed on May 7, 2020.) † |
| 10.27 | Form of Outperformance Award Agreement (LTIP Units) (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q (File No. 1-38004) filed on April 28, 2022). † |
| 10.28 | Form of Award Notice and Restricted Stock Unit Agreement (LTIP Equity Award) (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on March 1, 2023). † |
| 10.29 | Executive Transition Services Agreement dated February 1, 2023, between Ernest M. Freedman and Invitation Homes Inc. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 1-38004) filed on February 1, 2023). † |
| 21.1 | Subsidiaries of the Registrant. |
| 23.1 | Consent of Deloitte & Touche LLP. |
| 31.1 | Certification of Dallas B. Tanner, Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 31.2 | Certification of Jonathan S. Olsen, Executive Vice President and Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 32.1 | Certification of Dallas B. Tanner, Chief Executive Officer, pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith). |
| 32.2 | Certification of Jonathan S. Olsen, Executive Vice President and Chief Financial Officer, pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith). |
| 97.1 | Incentive Compensation Clawback Policy. |
| 101.INS | Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document. |
| 101.SCH | Inline XBRL Taxonomy Extension Schema Document. |
| 101.CAL | Inline XBRL Taxonomy Extension Calculation Linkbase Document. |
| 101.DEF | Inline XBRL Taxonomy Extension Definition Linkbase Document. |
| 101.LAB | Inline XBRL Taxonomy Extension Label Linkbase Document. |
| 101.PRE | Inline XBRL Taxonomy Extension Presentation Linkbase Document. |
| 104 | Cover page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101). |

† Management contract or compensatory plan.

Certain agreements and other documents filed as exhibits to this Annual Report on Form 10-K contain representations and warranties that the parties thereto made to each other. These representations and warranties have been made solely for the benefit of the other parties to such agreements and may have been qualified by certain information that has been disclosed to the other parties to such agreements and other documents and that may not be reflected in such agreements and other documents. In addition, these representations and warranties may be intended as a way of allocating risks among parties if the statements contained therein prove to be incorrect, rather than as actual statements of fact. Accordingly, there can be no reliance on any such representations and warranties as characterizations of the actual state of facts. Moreover, information concerning the subject matter of any such representations and warranties may have changed since the date of such agreements or other documents.

**ITEM 16. FORM 10-K SUMMARY**

None.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Dallas, Texas, on the 21st day of February 2024.

Invitation Homes Inc.

By: /s/ Dallas B. Tanner
_____
    Name: Dallas B. Tanner
    Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1934, this report has been signed by the following persons in the capacities indicated on the 21st day of February 2024.

| Signature | Title |
|---|---|
| /s/ Dallas B. Tanner<br>_____<br>Dallas B. Tanner | Chief Executive Officer, and Director<br>(Principal Executive Officer) |
| /s/ Jonathan S. Olsen<br>_____<br>Jonathan S. Olsen | Executive Vice President and Chief Financial Officer<br>(Principal Financial Officer) |
| /s/ Kimberly K. Norrell<br>_____<br>Kimberly K. Norrell | Executive Vice President and Chief Accounting Officer<br>(Principal Accounting Officer) |
| /s/ Michael D. Fascitelli<br>_____<br>Michael D. Fascitelli | Chairman and Director |
| /s/ Jana C. Barbe<br>_____<br>Jana C. Barbe | Director |
| /s/ Richard D. Bronson<br>_____<br>Richard D. Bronson | Director |
| /s/ Jeffrey E. Kelter<br>_____<br>Jeffrey E. Kelter | Director |
| /s/ Joseph D. Margolis<br>_____<br>Joseph D. Margolis | Director |
| /s/ John B. Rhea<br>_____<br>John B. Rhea | Director |
| /s/ Janice L. Sears<br>_____<br>Janice L. Sears | Director |
| /s/ Frances Aldrich Sevilla-Sacasa<br>_____<br>Frances Aldrich Sevilla-Sacasa | Director |
| /s/ Keith D. Taylor<br>_____<br>Keith D. Taylor | Director |

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Invitation Homes Inc.

## Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Invitation Homes Inc. and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 21, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

## Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

### *Investments in Single-Family Residential Properties—Refer to Notes 2, 3, and 6 to the financial statements*

*Critical Audit Matter Description*

The Company owned approximately 85,000 individual single-family residential properties (inclusive of $17.3 billion of Investments in single-family residential properties, net on the balance sheet and $46 million of

Held for sale assets disclosed in Note 6 – Other Assets) as of December 31, 2023. The Company capitalizes costs to acquire, stabilize, and prepare single-family residential properties to be leased. The determination of which costs to capitalize requires significant management judgment. Costs capitalized in connection with single-family residential property acquisitions, stabilization activities, and on an ongoing basis are depreciated over their estimated useful lives on a straight-line basis. From time to time, the Company identifies single-family residential properties to be sold. At the time such properties are identified, the Company evaluates whether or not such properties should be classified as held for sale.

Given the number of homes and the volume and nature of the different transactions affecting the acquisition, disposition, recognition, and classification of investments in single-family residential properties, performing audit procedures to evaluate the accounting for investments in single-family residential properties was challenging and required an increased extent of audit effort.

*How the Critical Audit Matter Was Addressed in the Audit*

Our audit procedures related to whether the investments in single-family residential properties were accounted for appropriately included the following, among others:

- We tested the effectiveness of relevant controls over investments in single-family residential properties, including management's controls over the acquisition, cost capitalization, classification, depreciation, and disposition of its properties.

- We selected a sample of properties acquired during the year and evaluated the accuracy of the amounts recorded and appropriate transfer of title.

- We selected a sample of costs capitalized during the year and evaluated the accuracy and classification of recorded amounts. We also developed an expectation of repairs and maintenance costs that were charged to expense based on the historical amounts recorded, taking into account changes in the portfolio of single-family residential properties and market conditions, and compared our expectation to the recorded balance.

- We developed an expectation of depreciation expense based on the cost basis of investments in single-family residential properties, taking into account the estimated useful life and the percentage of the year the property was in use, and compared our expectation to the recorded balance. We also evaluated the estimated useful lives used by management by comparing the estimates to external industry sources.

- We selected a sample of properties classified as held for sale and evaluated whether the properties met the criteria to be classified as held for sale as of December 31, 2023. We also selected a sample of properties sold after December 31, 2023 and evaluated whether each property was properly classified as either held for sale or held for use as of December 31, 2023.

- We selected a sample of properties disposed during the year and evaluated the terms and conditions of the sales contracts to assess whether the sale was properly recorded, including the removal of assets from the accounting records and related gain or loss on sale.

/s/ Deloitte & Touche LLP

Dallas, Texas
February 21, 2024

We have served as the Company's auditor since 2013.

**INVITATION HOMES INC.**
**CONSOLIDATED BALANCE SHEETS**
**As of December 31, 2023 and 2022**
**(in thousands, except shares and per share data)**

|  | December 31, 2023 | December 31, 2022 |
|---|---|---|
| **Assets:** | | |
| Investments in single-family residential properties: | | |
| Land | $ 4,881,890 | $ 4,800,110 |
| Building and improvements | 16,670,006 | 15,900,825 |
|  | 21,551,896 | 20,700,935 |
| Less: accumulated depreciation | (4,262,682) | (3,670,561) |
| Investments in single-family residential properties, net | 17,289,214 | 17,030,374 |
| Cash and cash equivalents | 700,618 | 262,870 |
| Restricted cash | 196,866 | 191,057 |
| Goodwill | 258,207 | 258,207 |
| Investments in unconsolidated joint ventures | 247,166 | 280,571 |
| Other assets, net | 528,896 | 513,629 |
| **Total assets** | $19,220,967 | $18,536,708 |
| **Liabilities:** | | |
| Mortgage loans, net | $ 1,627,256 | $ 1,645,795 |
| Secured term loan, net | 401,515 | 401,530 |
| Unsecured notes, net | 3,305,467 | 2,518,185 |
| Term loan facilities, net | 3,211,814 | 3,203,567 |
| Revolving facility | — | — |
| Accounts payable and accrued expenses | 200,590 | 198,423 |
| Resident security deposits | 180,455 | 175,552 |
| Other liabilities | 103,435 | 70,025 |
| **Total liabilities** | 9,030,532 | 8,213,077 |
| Commitments and contingencies (Note 14) | | |
| **Equity:** | | |
| Stockholders' equity | | |
| Preferred stock, $0.01 par value per share, 900,000,000 shares authorized, none outstanding as of December 31, 2023 and 2022 | — | — |
| Common stock, $0.01 par value per share, 9,000,000,000 shares authorized, 611,958,239 and 611,411,382 outstanding as of December 31, 2023 and 2022, respectively | 6,120 | 6,114 |
| Additional paid-in capital | 11,156,736 | 11,138,463 |
| Accumulated deficit | (1,070,586) | (951,220) |
| Accumulated other comprehensive income | 63,701 | 97,985 |
| Total stockholders' equity | 10,155,971 | 10,291,342 |
| Non-controlling interests | 34,464 | 32,289 |
| **Total equity** | 10,190,435 | 10,323,631 |
| **Total liabilities and equity** | $19,220,967 | $18,536,708 |

*The accompanying notes are an integral part of these consolidated financial statements.*

**INVITATION HOMES INC.**
**CONSOLIDATED STATEMENTS OF OPERATIONS**
**(in thousands, except shares and per share data)**

| | For the Years Ended December 31, | | |
| --- | --- | --- | --- |
| | **2023** | **2022** | **2021** |
| **Revenues:** | | | |
| Rental revenues and other property income .............. | $ 2,418,631 | $ 2,226,641 | $ 1,991,722 |
| Management fee revenues ........................... | 13,647 | 11,480 | 4,893 |
| **Total revenues** ....................................... | 2,432,278 | 2,238,121 | 1,996,615 |
| **Expenses:** | | | |
| Property operating and maintenance ................... | 880,335 | 786,351 | 706,162 |
| Property management expense ....................... | 95,809 | 87,936 | 71,597 |
| General and administrative .......................... | 82,344 | 74,025 | 75,815 |
| Interest expense ................................... | 333,457 | 304,092 | 322,661 |
| Depreciation and amortization ....................... | 674,287 | 638,114 | 592,135 |
| Impairment and other ............................. | 8,596 | 28,697 | 8,676 |
| **Total expenses** ...................................... | 2,074,828 | 1,919,215 | 1,777,046 |
| Gains (losses) on investments in equity securities, net ..... | 350 | (3,939) | (9,420) |
| Other, net ........................................ | (2,435) | (11,261) | (5,835) |
| Gain on sale of property, net of tax ................... | 183,540 | 90,699 | 60,008 |
| Losses from investments in unconsolidated joint ventures ..................................... | (17,877) | (9,606) | (1,546) |
| **Net income** ........................................ | 521,028 | 384,799 | 262,776 |
| Net income attributable to non-controlling interests ....... | (1,558) | (1,470) | (1,351) |
| **Net income attributable to common stockholders** .......... | 519,470 | 383,329 | 261,425 |
| Net income available to participating securities .......... | (696) | (661) | (327) |
| **Net income available to common stockholders — basic and diluted (Note 12)** ................................. | $ 518,774 | $ 382,668 | $ 261,098 |
| Weighted average common shares outstanding — basic ....... | 611,893,784 | 609,770,610 | 577,681,070 |
| Weighted average common shares outstanding — diluted ...... | 613,288,708 | 611,112,396 | 579,209,523 |
| Net income per common share — basic ................... | $ 0.85 | $ 0.63 | $ 0.45 |
| Net income per common share — diluted .................. | $ 0.85 | $ 0.63 | $ 0.45 |

*The accompanying notes are an integral part of these consolidated financial statements.*

**INVITATION HOMES INC.**
**CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)**
**(in thousands)**

| | For the Years Ended December 31, | | |
| --- | --- | --- | --- |
| | **2023** | **2022** | **2021** |
| **Net income** | $521,028 | $384,799 | $262,776 |
| **Other comprehensive income (loss)** | | | |
| Unrealized gains on interest rate swaps | 39,488 | 327,323 | 113,394 |
| (Gains) losses from interest rate swaps reclassified into earnings from accumulated other comprehensive income (loss) | (73,856) | 59,103 | 148,742 |
| Other comprehensive income (loss) | (34,368) | 386,426 | 262,136 |
| **Comprehensive income** | 486,660 | 771,225 | 524,912 |
| Comprehensive income attributable to non-controlling interests | (1,474) | (3,046) | (2,934) |
| **Comprehensive income attributable to common stockholders** | $485,186 | $768,179 | $521,978 |

*The accompanying notes are an integral part of these consolidated financial statements.*

**INVITATION HOMES INC.**
**CONSOLIDATED STATEMENTS OF EQUITY**
**For the Years Ended December 31, 2023, 2022, and 2021**
**(in thousands, except share and per share data)**

| | Common Stock | | Additional Paid-in Capital | Accumulated Deficit | Accumulated Other Comprehensive Income (Loss) | Total Stockholders' Equity | Non-Controlling Interests | Total Equity |
|---|---|---|---|---|---|---|---|---|
| | Number of Shares | Amount | | | | | | |
| **Balance as of December 31, 2020** | 567,117,666 | $ 5,671 | $ 9,707,258 | $ (661,162) | $ (546,942) | $ 8,504,825 | $ 51,248 | $ 8,556,073 |
| Capital distributions | — | — | — | — | — | — | (2,107) | (2,107) |
| Net income | — | — | — | 261,425 | — | 261,425 | 1,351 | 262,776 |
| Dividends and dividend equivalents paid ($0.68 per share) | — | — | — | (395,132) | — | (395,132) | — | (395,132) |
| Issuance of common stock — settlement of RSUs, net of tax | 675,870 | 7 | (9,418) | — | — | (9,411) | — | (9,411) |
| Issuance of common stock — settlement of 2022 Convertible Notes | 8,943,374 | 89 | 203,420 | — | — | 203,509 | — | 203,509 |
| Issuance of common stock, net | 23,383,528 | 234 | 933,556 | — | — | 933,790 | — | 933,790 |
| Share-based compensation expense | — | — | 25,066 | — | — | 25,066 | 2,104 | 27,170 |
| Total other comprehensive income | — | — | — | — | 260,553 | 260,553 | 1,583 | 262,136 |
| Redemption of OP Units for common stock | 925,000 | 9 | 13,657 | — | (549) | 13,117 | (13,117) | — |
| **Balance as of December 31, 2021** | 601,045,438 | 6,010 | 10,873,539 | (794,869) | (286,938) | 9,797,742 | 41,062 | 9,838,804 |
| Capital distributions | — | — | — | — | — | — | (2,397) | (2,397) |
| Net income | — | — | — | 383,329 | — | 383,329 | 1,470 | 384,799 |
| Dividends and dividend equivalents paid ($0.88 per share) | — | — | — | (539,680) | — | (539,680) | — | (539,680) |
| Issuance of common stock — settlement of RSUs, net of tax | 660,756 | 7 | (12,876) | — | — | (12,869) | — | (12,869) |
| Issuance of common stock — settlement of 2022 Convertible Notes | 6,216,261 | 62 | 141,157 | — | — | 141,219 | — | 141,219 |
| Issuance of common stock, net | 2,438,927 | 25 | 98,342 | — | — | 98,367 | — | 98,367 |
| Share-based compensation expense | — | — | 24,950 | — | — | 24,950 | 4,012 | 28,962 |
| Total other comprehensive income | — | — | — | — | 384,850 | 384,850 | 1,576 | 386,426 |
| Redemption of OP Units for common stock | 1,050,000 | 10 | 13,351 | — | 73 | 13,434 | (13,434) | — |
| **Balance as of December 31, 2022** | 611,411,382 | 6,114 | 11,138,463 | (951,220) | 97,985 | 10,291,342 | 32,289 | 10,323,631 |
| Capital distributions | — | — | — | — | — | — | (2,374) | (2,374) |
| Net income | — | — | — | 519,470 | — | 519,470 | 1,558 | 521,028 |
| Dividends and dividend equivalents paid ($1.04 per share) | — | — | — | (638,836) | — | (638,836) | — | (638,836) |
| Issuance of common stock — settlement of RSUs, net of tax | 546,857 | 6 | (8,155) | — | — | (8,149) | — | (8,149) |
| Share-based compensation expense | — | — | 26,428 | — | — | 26,428 | 3,075 | 29,503 |
| Total other comprehensive loss | — | — | — | — | (34,284) | (34,284) | (84) | (34,368) |
| **Balance as of December 31, 2023** | 611,958,239 | $ 6,120 | $11,156,736 | $(1,070,586) | $ 63,701 | $10,155,971 | $ 34,464 | $10,190,435 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# INVITATION HOMES INC.
## CONSOLIDATED STATEMENTS OF CASH FLOWS
### (in thousands)

| | For the Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2023 | 2022 | 2021 |
| **Operating Activities:** | | | |
| Net income | $ 521,028 | $ 384,799 | $ 262,776 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 674,287 | 638,114 | 592,135 |
| Share-based compensation expense | 29,503 | 28,962 | 27,170 |
| Amortization of deferred financing costs | 16,203 | 15,014 | 13,126 |
| Amortization of debt discounts | 1,998 | 1,653 | 6,244 |
| Provisions for impairment | 427 | 310 | 650 |
| (Gains) losses on investments in equity securities, net | (350) | 3,939 | 9,420 |
| Gains on sale of property, net of tax | (183,540) | (90,699) | (60,008) |
| Change in fair value of derivative instruments | 9,375 | 9,486 | 14,660 |
| Losses from investments in unconsolidated joint ventures, net of operating distributions | 20,620 | 11,433 | 1,982 |
| Other non-cash amounts included in net income | 5,572 | 30,963 | 14,744 |
| Changes in operating assets and liabilities: | | | |
| Other assets, net | (24,524) | (10,887) | (15,095) |
| Accounts payable and accrued expenses | 24,375 | (5,989) | 32,892 |
| Resident security deposits | 4,903 | 10,385 | 7,231 |
| Other liabilities | 7,211 | (3,896) | (267) |
| **Net cash provided by operating activities** | 1,107,088 | 1,023,587 | 907,660 |
| **Investing Activities:** | | | |
| Deposits for acquisition of single-family residential properties | 6,365 | (35,460) | (60,135) |
| Acquisition of single-family residential properties | (969,670) | (564,706) | (1,126,826) |
| Initial renovations to single-family residential properties | (30,207) | (122,371) | (77,408) |
| Other capital expenditures for single-family residential properties | (221,102) | (208,070) | (162,832) |
| Proceeds from sale of single-family residential properties | 488,055 | 240,034 | 231,676 |
| Repayment proceeds from retained debt securities | 861 | 70,546 | 88,416 |
| Investments in equity securities | (33,577) | (15,832) | (8,477) |
| Proceeds from sale of investments in equity securities | — | 5,762 | 31,504 |
| Investments in unconsolidated joint ventures | (442) | (167,728) | (65,000) |
| Non-operating distributions from unconsolidated joint ventures | 13,227 | 6,119 | 1,890 |
| Other investing activities | (27,062) | (22,707) | (12,366) |
| **Net cash used in investing activities** | (773,552) | (814,413) | (1,159,558) |
| **Financing Activities:** | | | |
| Payment of dividends and dividend equivalents | (638,129) | (539,033) | (393,812) |
| Distributions to non-controlling interests | (2,374) | (2,397) | (2,107) |
| Payment of taxes related to net share settlement of RSUs | (8,149) | (12,869) | (9,411) |
| Payments on mortgage loans | (20,491) | (1,412,249) | (1,766,865) |
| Payments on secured term loan | (234) | — | — |
| Proceeds from unsecured notes | 790,144 | 598,434 | 1,938,036 |
| Proceeds from term loan facility | — | 725,000 | — |
| Proceeds from revolving facility | 150,000 | 130,000 | 400,000 |
| Payments on revolving facility | (150,000) | (130,000) | (400,000) |

**INVITATION HOMES INC.**
**CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)**
**(in thousands)**

| | For the Years Ended December 31, | | |
|---|---|---|---|
| | 2023 | 2022 | 2021 |
| Proceeds from issuance of common stock, net | — | 98,367 | 933,790 |
| Deferred financing costs paid | (7,767) | (13,043) | (16,990) |
| Other financing activities | (2,979) | (16,315) | (23,653) |
| **Net cash provided by (used in) financing activities** | 110,021 | (574,105) | 658,988 |
| Change in cash, cash equivalents, and restricted cash | 443,557 | (364,931) | 407,090 |
| Cash, cash equivalents, and restricted cash, beginning of period (Note 4) | 453,927 | 818,858 | 411,768 |
| **Cash, cash equivalents, and restricted cash, end of period (Note 4)** | $ 897,484 | $ 453,927 | $ 818,858 |
| **Supplemental cash flow disclosures:** | | | |
| Interest paid, net of amounts capitalized | $ 290,649 | $ 275,730 | $ 285,501 |
| Interest capitalized as investments in single-family residential properties, net | 2,804 | 6,899 | 2,477 |
| Cash paid for income taxes | 245 | 1,534 | 809 |
| Cash paid for amounts included in the measurement of lease liabilities: | | | |
| Operating cash flows from operating leases | 6,026 | 6,025 | 5,911 |
| Financing cash flows from finance leases | 2,942 | 2,642 | 2,720 |
| **Non-cash investing and financing activities:** | | | |
| Accrued renovation improvements at period end | $ 1,858 | $ 2,272 | $ 13,400 |
| Accrued residential property capital improvements at period end | 5,346 | 9,656 | 11,209 |
| Deferred payment for acquisition of single-family residential properties | 25,587 | — | — |
| Transfer of residential property, net to other assets, net for held for sale assets | 167,013 | 90,695 | 81,593 |
| Change in other comprehensive income (loss) from cash flow hedges | (43,670) | 377,022 | 247,605 |
| ROU assets obtained in exchange for operating lease liabilities | 301 | 5,798 | 1,452 |
| ROU assets obtained in exchange for finance lease liabilities | 3,255 | 340 | 115 |
| Net settlement of 2022 Convertible Notes in shares of common stock | — | 141,219 | 203,509 |

*The accompanying notes are an integral part of these consolidated financial statements.*

**INVITATION HOMES INC.**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**(dollar amounts in thousands)**

**Note 1—Organization and Formation**

Invitation Homes Inc. ("INVH") is a real estate investment trust ("REIT") that conducts its operations through Invitation Homes Operating Partnership LP ("INVH LP"). INVH LP was formed for the purpose of owning, renovating, leasing, and operating single-family residential properties. Through THR Property Management L.P., a wholly owned subsidiary of INVH LP, and its wholly owned subsidiaries (collectively, the "Manager"), we provide all management and other administrative services with respect to the properties we own. The Manager also provides professional property and asset management services to portfolio owners of single-family homes for lease, including our investments in unconsolidated joint ventures.

On February 6, 2017, INVH completed an initial public offering ("IPO"), changed its jurisdiction of incorporation to Maryland, and amended its charter to provide for the issuance of up to 9,000,000,000 shares of common stock and 900,000,000 shares of preferred stock, in each case $0.01 par value per share. In connection with certain pre-IPO reorganization transactions, INVH LP became (1) owned by INVH directly and through Invitation Homes OP GP LLC, a wholly owned subsidiary of INVH (the "General Partner"), and (2) the owner of all of the assets, liabilities, and operations of certain pre-IPO ownership entities. These transactions were accounted for as a reorganization of entities under common control utilizing historical cost basis.

On November 16, 2017, INVH and certain of its affiliates entered into a series of transactions with Starwood Waypoint Homes ("SWH") and certain SWH affiliates which resulted in SWH and its operating partnership being merged into INVH and INVH LP, respectively, with INVH and INVH LP being the surviving entities. These transactions were accounted for as a business combination in accordance with ASC 805, *Business Combinations*, and INVH was designated as the accounting acquirer.

The limited partnership interests of INVH LP consist of common units and other classes of limited partnership interests that may be issued (the "OP Units"). As of December 31, 2023, INVH owns 99.7% of the common OP Units and has the full, exclusive, and complete responsibility for and discretion over the day-to-day management and control of INVH LP.

Our organizational structure includes several wholly owned subsidiaries of INVH LP that were formed to facilitate certain of our financing arrangements (the "Borrower Entities"). These Borrower Entities are used to align the ownership of our single-family residential properties with certain of our debt instruments. Collateral for certain of our individual debt instruments may be in the form of equity interests in the Borrower Entities or in pools of single-family residential properties owned either directly by the Borrower Entities or indirectly by their wholly owned subsidiaries (see Note 7).

References to "Invitation Homes," the "Company," "we," "our," and "us" refer, collectively, to INVH, INVH LP, and the consolidated subsidiaries of INVH LP.

**Note 2—Significant Accounting Policies**

*Basis of Presentation*

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and with the rules and regulations of the Securities and Exchange Commission ("SEC"). These consolidated financial statements include the accounts of INVH and its consolidated subsidiaries. All intercompany accounts and transactions have been eliminated in the consolidated financial statements.

We consolidate wholly owned subsidiaries and entities we are otherwise able to control in accordance with GAAP. We evaluate each investment entity that is not wholly owned to determine whether to follow the variable interest entity ("VIE") or the voting interest entity ("VOE") model. Once the appropriate consolidation model is identified, we then evaluate whether the entity should be consolidated. Under the VIE model, we consolidate an investment if we have control to direct the activities of the entity and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. Under the VOE model, we consolidate an investment if (1) we control the investment through ownership of a majority voting interest if the investment is not a limited partnership or (2) we control the investment through our ability to remove the other partners in the investment, at our discretion, when the investment is a limited partnership.

Based on these evaluations, we account for each of the investments in joint ventures described in Note 5 using the equity method. Our initial investments in the joint ventures are recorded at cost, except for any such interest initially recorded at fair value in connection with a business combination. The investments in these joint ventures are subsequently adjusted for our proportionate share of net earnings or losses and other comprehensive income or loss, cash contributions made and distributions received, and other adjustments, as appropriate. Distributions of operating profit from the joint ventures are reported as part of operating activities while distributions related to a capital transaction, such as a refinancing transaction or sale, are reported as investing activities on our consolidated statements of cash flows. When events or circumstances indicate that our investments in unconsolidated joint ventures may not be recoverable, we assess the investments for and recognize other-than-temporary impairment.

Non-controlling interests represent the OP Units not owned by INVH, including any OP Units resulting from vesting and conversion of units granted in connection with certain share-based compensation awards. Non-controlling interests are presented as a separate component of equity on the consolidated balance sheets as of December 31, 2023 and 2022, and the consolidated statements of operations for the years ended December 31, 2023, 2022, and 2021 include an allocation of the net income attributable to the non-controlling interest holders. OP Units are redeemable for shares of our common stock on a one-for-one basis or, in our sole discretion, cash, and redemptions of OP Units are accounted for as a reduction in non-controlling interests with an offset to stockholders' equity based on the pro rata number of OP Units redeemed.

*Significant Risks and Uncertainties*

Our financial condition and results of operations are subject to risks related to overall unfavorable global and United States economic conditions (including inflation and rising interest rates), higher unemployment levels, uncertainty in financial markets (including as a result of events affecting financial institutions, such as recent bank failures), ongoing geopolitical tensions, and a general decline in business activity and/or consumer confidence. These factors could adversely affect (i) our ability to acquire or dispose of single-family homes, (ii) our access to financial markets on attractive terms, or at all, and (iii) the value of our homes and our business that could cause us to recognize impairments in value of our tangible assets or goodwill. High levels of inflation, bank failures, and rising interest rates may also negatively impact consumer income, credit availability, and spending, among other factors, which may adversely impact our business, financial condition, cash flows, and results of operations, including the ability of our residents to pay rent. These factors, which include labor shortages and inflationary increases in labor and material costs, have impacted and may continue to impact certain aspects of our business. In addition, consumer confidence and spending can be materially adversely affected in response to changes in fiscal and monetary policy, declines in income or asset values, and other economic factors.

(dollar amounts in thousands)**

*Use of Estimates*

The preparation of the consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. These estimates are inherently subjective in nature and actual results could differ materially from those estimates.

*Reclassifications*

We reclassified $15,832 and $8,477 of investments in equity securities for the years ended December 31, 2022 and 2021, respectively, from other investing activities on the consolidated statement of cash flows to a separate cash flow line item to conform to our current presentation. This reclassification had no effect on the total reported investing activities on the consolidated statement of cash flows for the years ended December 31, 2022 and 2021.

*Investments in Single-Family Residential Properties*

The following significant accounting policies affect the acquisition, disposition, recognition, classification, and fair value measurements (on a nonrecurring basis) related to our owned portfolio of approximately 85,000 single-family residential properties located primarily in 16 markets across the United States as of December 31, 2023:

- *Acquisition of Real Estate Assets:* Upon acquisition, we evaluate our acquired single-family residential properties for purposes of determining whether a transaction should be accounted for as an asset acquisition or business combination. Our purchases of homes are treated as asset acquisitions and are recorded at their purchase price, which is allocated between land, building and improvements, and in-place lease intangibles (when a resident is in place at the acquisition date) based upon their relative fair values at the date of acquisition. The purchase price for purposes of this allocation is inclusive of acquisition costs which typically include legal fees, bidding service and title fees, payments made to cure tax, utility, homeowners' association ("HOA"), and other mechanic's and miscellaneous liens, as well as other closing costs. Properties acquired in a business combination are recorded at fair value. The fair values of acquired in-place lease intangibles, if any, are based on the costs to execute similar leases, including commissions and other related costs. The origination value of in-place lease intangibles also includes an estimate of lost rent revenue at in-place rental rates during the estimated time required to lease the property. In-place lease intangibles are amortized over the life of the leases and are recorded in other assets, net in our consolidated balance sheets.
- *Cost Capitalization:* We incur costs to acquire, stabilize, and prepare our single-family residential properties to be leased. We capitalize these costs as a component of our investment in each single-family residential property, using specific identification and relative allocation methodologies, including renovation costs and other costs associated with activities that are directly related to preparing our properties for use as rental real estate. Other costs include interest costs, property taxes, property insurance, utilities, HOA fees, and a portion of the salaries and benefits of the Manager's employees who are directly responsible for the execution of our stabilization activities. The capitalization period associated with our stabilization activities begins at the time that such activities commence and concludes at the time that a single-family residential property is available to be leased.

  Once a property is ready for its intended use, expenditures for ordinary maintenance and repairs thereafter are expensed to operations as incurred, and we capitalize expenditures that improve or extend the life of a home, a portion of the salaries and benefits of the Manager's employees who are directly responsible for such improvements, and for certain furniture and fixtures additions. The determination

of which costs to capitalize requires significant judgment. Accordingly, many factors are considered as part of our evaluation processes with no one factor necessarily determinative.

- *Depreciation:* Costs capitalized in connection with single-family residential property acquisitions, stabilization activities, and on an ongoing basis are depreciated over their estimated useful lives on a straight-line basis. Based on a periodic review of the useful lives of the components of our buildings and improvements, we extended the weighted average useful lives range for depreciation thereof from 7 to 28.5 years to 7 to 32 years. This change was implemented for additions to our single-family residential properties placed in service after December 31, 2021. The depreciation period commences upon the completion of stabilization-related activities or upon the completion of improvements made on an ongoing basis.

- *Provisions for Impairment:* We continuously evaluate, by property, whether there are any events or changes in circumstances indicating that the carrying amount of our single-family residential properties may not be recoverable. Examples of such events and changes in circumstances that we consider include significant and persistent declines in an individual property's net operating income, regional changes in home price appreciation as measured by certain independently developed indices, change in expected use of the property, significant adverse legal factors, substantive damage to the individual property as a result of natural disasters and other risks inherent in our business not covered by insurance proceeds, or a current expectation that a property will be disposed of prior to the end of its estimated useful life.

  To the extent an event or change in circumstance is identified, a residential property is considered to be impaired only if its carrying value cannot be recovered through estimated future undiscounted cash flows from the use and eventual disposition of the property. Cash flow projections are prepared using internal analyses based on current rental, renewal, and occupancy rates, operating expenses, and inputs from our annual planning process that give consideration to each property's historical results, current operating trends, and current market conditions. To the extent an impairment has occurred, the carrying amount of our investment in a property is adjusted to its estimated fair value. To determine the estimated fair value, we utilize home price appreciation ("HPA") indices, local broker price opinions ("BPOs"), and automated valuation model ("AVM") data, each of which are important components of our process with no one information source being necessarily determinative. To validate the HPA indices, BPOs, and AVM data received and used in our assessment of fair value of real estate, we perform an internal review to determine if an acceptable valuation approach was used to estimate fair value in compliance with guidance provided by ASC 820, *Fair Value Measurements*. Additionally, we undertake an internal review to assess the relevance and appropriateness of comparable transactions that have been used, and any adjustments to comparable transactions made, in reaching the value opinions.

  The process whereby we assess our single-family residential properties for impairment requires significant judgment and assessment of factors that are, at times, subject to significant uncertainty. We evaluate multiple information sources and perform a number of internal analyses, each of which are important components of our process with no one information source or analysis being necessarily determinative.

- *Single-Family Residential Properties Held for Sale:* From time to time, we may identify single-family residential properties to be sold. At the time that any such properties are identified, we perform an evaluation to determine whether or not such properties should be classified as held for sale in accordance with GAAP. Factors considered as part of our held for sale evaluation process include whether the following conditions have been met: (i) we have committed to a plan to sell a property;

(ii) the property is immediately available for sale in its present condition; (iii) an active program to locate a buyer and other actions required to complete the plan to sell a property have been initiated; (iv) the sale of a property is probable within one year (generally determined based upon listing for sale); (v) the property is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. To the extent that these factors are all present, we cease depreciating the property, measure the property at the lower of its carrying amount or its fair value less estimated costs to sell, and present the property separately within other assets, net on our consolidated balance sheets. As of December 31, 2023 and 2022, we classified $46,203 and $29,842, respectively, as held for sale assets in our consolidated balance sheets (see Note 6).

*Cash and Cash Equivalents*

For purposes of presentation on both the consolidated balance sheets and statements of cash flows, we consider financial instruments with an original maturity of three months or less to be cash and cash equivalents. We maintain our cash and cash equivalents in multiple financial institutions and, at times, these balances exceed federally insurable limits. As a result, there is a concentration of credit risk related to amounts on deposit. We believe any risks are mitigated through the size and the number of financial institutions at which our cash balances are held.

*Restricted Cash*

Restricted cash represents cash deposited in accounts related to certain rent deposits and collections, security deposits, property taxes, insurance premiums and deductibles, and capital expenditures (see Note 4). Amounts deposited in the reserve accounts associated with the mortgage loans and the secured term loan can only be used as provided for in the respective loan agreements (see Note 7), and security deposits held pursuant to lease agreements are required to be segregated. Accordingly, these items are separately presented within our consolidated balance sheets.

*Investments in Debt Securities, net*

Investments in debt securities that we have a positive intent and ability to hold to maturity are classified as held to maturity and are presented within other assets, net on our consolidated balance sheets (see Note 6). These investments are recorded at amortized cost net of the amount expected not to be collected. Interest income, including amortization of any premium or discount, is classified as other, net in the consolidated statements of operations. For purposes of classification within the consolidated statements of cash flows, purchases of and repayments from these securities are classified as investing activities.

*Investments in Equity Securities*

Investments in equity securities consist of investments both with and without a readily determinable fair value. These are presented within other assets, net on our consolidated balance sheets (see Note 6). Investments with a readily determinable fair value are measured at fair value. Investments without a readily determinable fair value are measured at cost, less any impairment, plus or minus changes resulting from observable price changes for identical or similar investment in the same issuer. Any such unrealized gains and losses and impairments are included in gains (losses) on investments in equity securities, net in the consolidated statements of operations.

**(dollar amounts in thousands)**

*Amounts Deposited and Held by Others*

Amounts deposited and held by others consist of earnest money deposits for the acquisition of single-family residential properties, including deposits made to homebuilders, and amounts owed to us from title companies in connection with the disposition of homes. These are presented within other assets, net on our consolidated balance sheets (see Note 6).

*Deferred Financing Costs*

Costs incurred that are directly attributable to procuring external financing are deferred and amortized over the term of the related financing agreement as interest expense in the consolidated statements of operations, and we accelerate amortization if the debt is retired before the maturity date. Costs that are deferred for the procurement of such financing are presented either as an asset in other assets, net when associated with a revolving debt instrument and prior to funding of a loan or as a component of the liability for the related financing agreement.

*Convertible Senior Notes*

ASC 470-20, *Debt with Conversion and Other Options*, requires that the liability and equity components of convertible debt instruments that may be settled in cash upon conversion, including partial cash settlement, be separately accounted for in a manner that reflects the issuer's nonconvertible debt borrowing rate. The initial proceeds from the issuance of convertible notes are allocated between a liability component and an equity component in a manner that reflects interest expense at the rate of similar nonconvertible debt that could have been issued at such time. The equity component represents the excess initial proceeds received over the fair value of the liability component of the notes as of the date of issuance. We measure the fair value of the debt component of our convertible senior notes as of the issuance date based on our nonconvertible debt borrowing rate. In connection with the SWH merger, we assumed convertible senior notes that were recorded at their estimated fair value based on our nonconvertible debt borrowing rate (see Note 7), and all remaining amounts outstanding pursuant to these debt instruments were fully converted into shares of our common stock during the year ended December 31, 2022. The resulting discount from the outstanding principal balance of the convertible senior notes was amortized using the effective interest rate method over the periods to maturity. Amortization of this discount was recorded as interest expense in the consolidated statement of operations for the years ended December 31, 2022 and 2021.

*Revenue Recognition and Resident Receivables*

Rental revenues and other property income, net of any concessions and uncollectible amounts, consists primarily of rents collected under lease agreements related to our single-family residential properties. We enter into leases directly with our residents, and our leases typically have a term of one to two years. As a lessor, our leases with residents are classified as operating leases under ASC 842, *Leases*, ("ASC 842"). We elected the practical expedient in ASC 842 not to separate the lease and nonlease components of these operating leases with our residents. Our lease components consist primarily of rental income, pet rent, and value-add services such as smart home system fees. Nonlease components include resident reimbursements for utilities and various other fees, including late fees and lease termination fees, among others. The lease component is the predominant component in these arrangements, and as such, we recognize rental revenues and other property income in accordance with ASC 842.

Variable lease payments consist of resident reimbursements for utilities and various other fees, including late fees and lease termination fees, among others. Variable lease payments are charged based on the terms and

conditions included in the resident leases. Sales taxes and other similar taxes assessed by governmental authorities that we collect from residents are excluded from our rental revenues and other property income.

Management fee revenues consist of fees from property and asset management services provided to portfolio owners of single-family homes for lease, including investments in our unconsolidated joint ventures. Management fee revenues are recognized as performance obligations are satisfied in accordance with the underlying agreements.

*Leases Entered Into as a Lessee*

We lease our corporate and regional offices, related office equipment, and a fleet of vehicles for use by our field associates and account for each as either an operating or finance lease pursuant to ASC 842 (see Note 6 and Note 14). Specifically, we account for leases for our corporate and regional offices as operating leases. In addition to monthly rent payments, we reimburse the lessors of our office spaces for our share of operating expenses as defined in the leases. Such amounts are not included in the measurement of the lease liability but are recognized as a variable lease expense when incurred. At this time, it is not reasonably certain that we will exercise any of the future renewal or termination options on these leases, and the measurement of the right-of-use ("ROU") asset and lease liability is calculated assuming we will not exercise any of the remaining renewal or termination options.

We have elected the practical expedient under which the lease components of our office and vehicle fleet leases are not separated from the nonlease components. ROU assets and lease liabilities are recognized based on the present value of lease payments over the lease term at commencement date. We use our incremental borrowing rate to calculate the present value of our lease payments.

We have elected the short-term lease recognition exemption for our office equipment leases and therefore do not record these leases on our consolidated balance sheets. These office equipment leases are not material to our consolidated financial statements.

*Goodwill*

Goodwill incurred in connection with a business combination is not amortized as it has an indefinite life. We test goodwill for impairment annually, on October 31st, or more frequently if circumstances indicate that the goodwill carrying value may exceed its fair value. As of December 31, 2023, no impairment of goodwill has been recorded.

*Fair Value Measurements*

The fair value of a financial instrument is the amount at which the instrument could be exchanged in an orderly transaction between two willing parties. This amount is determined based on an exit price approach, which contemplates the price that would be received to sell an asset (or paid to transfer a liability) in an orderly transaction between market participants at the measurement date. GAAP has established a valuation hierarchy based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels are defined as follows:

Level 1—Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2—Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument; and

Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

See Note 11 for further information related to our fair value measurements.

*Earnings Per Share*

We present both basic and diluted earnings (loss) per common share ("EPS") in our consolidated financial statements. Basic EPS excludes dilution and is computed by dividing net income (loss) available to common stockholders for the period by the weighted average number of shares of common stock outstanding for the period, excluding non-vested share-based awards. Our share-based awards consist of restricted stock units ("RSUs"), including certain RSUs that contain performance and market based vesting conditions ("PRSUs"), and Outperformance Awards (as defined in Note 10) (see *Share-Based Compensation Expense* below). Diluted EPS reflects the maximum potential dilution that could occur from non-vested share-based awards and the convertible senior notes using the "if-converted" method. For diluted EPS, the numerator is adjusted for any changes in net income (loss) that would result from the assumed conversion of these potential shares of common stock. Potential dilutive shares are excluded from the calculation if they have an anti-dilutive effect in the period.

All outstanding non-vested share-based awards with nonforfeitable rights to dividends or dividend equivalents that participate in undistributed earnings with common stock are considered participating securities, as identified in Note 10. As such, the two-class method of computing EPS is required, unless another method is determined to be more dilutive. The two-class method is an earnings allocation formula that determines EPS for each class of common stock and participating securities according to dividends or dividend equivalents and participation rights in undistributed earnings in periods when we have net income.

*Derivatives*

We enter into interest rate swap and interest rate cap agreements (collectively, "Hedging Derivatives") for interest rate risk management purposes. We do not enter into Hedging Derivatives for trading or other speculative purposes, and all of our Hedging Derivatives are carried at fair value in our consolidated balance sheets. Designated hedges are derivatives that meet the criteria for hedge accounting and that we have elected to designate as hedges. Non-designated hedges are derivatives that do not meet the criteria for hedge accounting or that we have not elected to designate as hedges.

Pursuant to the terms of certain of our mortgage loans, we are required to maintain interest rate caps. Additionally, in certain instances, in order to minimize the cash impact of purchasing required interest rate caps, we simultaneously sell interest rate caps (which have identical terms and notional amounts) such that the purchase price and sale proceeds of the related interest rate caps are intended to offset each other. We have elected not to designate these interest cap agreements for hedge accounting (collectively, the "Non-Designated Hedges"). We enter into interest rate swap agreements to hedge the risk arising from changes in our interest payments on variable-rate debt due to changes in the one month Secured Overnight Financing Rate ("SOFR"), which replaced the London Interbank Offer Rate ("LIBOR") beginning in July 2023. All of our debt instruments and swap agreements are currently indexed to one month SOFR. We have elected to account for our interest rate swap agreements as effective cash flow hedges (collectively, the "Designated Hedges"). We assess the effectiveness of these interest rate swap cash flow hedging relationships on an ongoing basis. The effect of these interest rate cap agreements and interest rate swap agreements is to reduce the variability of interest payments due to changes in SOFR.

The fair value of Hedging Derivatives that are in an asset position are included in other assets, net and those in a liability position are included in other liabilities in our consolidated balance sheets. For Non-Designated Hedges, changes in fair value are reflected within interest expense in the consolidated statements of operations. For Designated Hedges, changes in fair value are reported as a component of other comprehensive income (loss) in our consolidated balance sheets and reclassified into earnings as interest expense in our consolidated statements of operations when the hedged transactions affect earnings. See Note 8 for further discussion of derivative financial instruments.

*Share-Based Compensation Expense*

We recognize share-based compensation expense for share-based awards based on their grant-date fair value, net of expected forfeitures, over the service period from the grant date to vest date for each tranche. The grant-date fair value of RSUs and PRSUs with performance condition vesting criteria are generally based on the closing price of our common stock on the grant date. However, the grant-date fair values for PRSUs and Outperformance Awards with market condition vesting criteria are based on Monte-Carlo option pricing models. Compensation expense for share-based awards with performance conditions is adjusted based on the probable outcome of the performance conditions as of each reporting period.

Additional compensation expense is recognized if modifications to existing share-based award agreements result in an increase in the post-modification fair value of the units that exceeds their pre-modification fair value. Share-based compensation expense is presented as components of general and administrative expense and property management expense in our consolidated statements of operations. See Note 10 for further discussion of share-based compensation expense.

*Income Taxes*

We have elected to be treated as a REIT pursuant to Section 856(c) of the Internal Revenue Code of 1986, as amended (the "Code"). Our qualification as a REIT depends on our ability to meet the various requirements imposed by the Code, which are related to organizational structure, distribution levels, diversity of stock ownership, and certain restrictions with regard to owned assets and categories of income. As a REIT, we are generally not subject to United States federal corporate income tax on our taxable income that is currently distributed to stockholders. However, if we fail to qualify as a REIT in any taxable year, our taxable income could be subject to United States federal and state and local income taxes at regular corporate rates.

Even if we qualify as a REIT, we may be subject to certain state and local income taxes as well as United States federal income and excise taxes in various situations, such as on our undistributed income. In addition, taxable income from non-REIT activities managed through taxable REIT subsidiaries ("TRSs") is subject to federal, state, and local income taxes. A TRS is a subsidiary C corporation that has not elected REIT status and as such is subject to United States federal and state corporate income tax. We use TRS entities to facilitate our ability to perform non-real estate related activities and/or perform non-customary services for residents that cannot be offered directly by a REIT.

For our TRS entities, deferred income taxes result from temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for United States federal income tax purposes and are measured using the enacted tax rates and laws that are expected to be in effect when

(dollar amounts in thousands)

the differences reverse. We reduce deferred tax assets by recording a valuation allowance when we determine, based on available evidence, that it is more likely than not that the assets will not be realized. We recognize the tax consequences associated with intercompany transfers between the REIT and TRS entities when the related assets affect our net income or loss, generally through depreciation, impairment losses, or sales to third-party entities.

Tax benefits associated with uncertain tax positions are recognized only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position.

Our federal and various state and local jurisdiction tax filings are subject to normal reviews by regulatory agencies until the related statute of limitations expires. The years open to examination generally range from 2020 to present.

*Segment Reporting*

Operating segments are defined as components of an enterprise for which discrete financial information is available that is evaluated regularly by the chief operating decision maker ("CODM") in deciding how to allocate resources and in assessing performance. Our CODM is the Chief Executive Officer.

Under the provisions of ASC 280, *Segment Reporting*, we have determined that we have one reportable segment related to acquiring, renovating, leasing, and operating single-family homes as rental properties. The CODM evaluates operating performance and allocates resources on a total portfolio basis. The CODM utilizes net operating income as the primary measure to evaluate performance of the total portfolio.

*Recently Adopted Accounting Standards*

In March 2020, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting* ("ASU 2020-04"). In January 2021, the FASB issued ASU 2021-01, *Reference Rate Reform (Topic 848): Scope*, which refines the scope of Topic 848 and clarifies some of its guidance. ASU 2020-04 provides temporary optional guidance that provides transition relief for reference rate reform, including optional expedients and exceptions for applying GAAP to contract modifications, hedging relationships, and other transactions that reference the LIBOR or a reference rate that is expected to be discontinued as a result of reference rate reform if certain criteria are met. ASU 2020-04 is effective upon issuance, and the provisions generally can be applied prospectively as of January 1, 2020 through December 31, 2024 (as extended by the FASB in December 2022). In certain cases, we have elected to apply the hedge accounting expedients related to probability and the assessments of effectiveness for future LIBOR-indexed cash flows to assume that the index upon which future hedged transactions will be based matches the index on the corresponding derivatives. We also elected to apply practical expedients related to contract modifications, changes in critical terms, and updates to the designated hedged risk(s) as qualifying changes were made to applicable debt and derivative instruments. Application of these expedients preserves the presentation of derivatives contracts consistent with past presentation.

On April 18, 2023, we completed a series of transactions related to certain of our variable rate debt and derivative agreements that were originally indexed to LIBOR to effectuate a transition to SOFR. While the original agreements provided for a prescribed transition to an alternate rate, this series of transactions amended or modified our Credit Facility (as defined in Note 7) and all of our LIBOR-indexed interest rate swap agreements

(dollar amounts in thousands)

such that each agreement is now indexed to a rate determined by reference to a published forward-looking SOFR rate for the interest period relevant to such borrowing ("Term SOFR"). Effective July 3, 2023, one of our mortgage loans, IH 2018-4, was amended to transition to Term SOFR from LIBOR. The related interest rate cap agreement was amended effective July 15, 2023 to transition to Term SOFR from LIBOR. As a result of these transactions, all of our debt and derivative instrument agreements are now indexed to Term SOFR. Please refer to Notes 7 and 8 for additional information about these modifications.

*Recent Accounting Pronouncements*

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures,* which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. The updated standard is effective for annual reporting periods beginning after December 15, 2023 and interim periods beginning after December 15, 2024, with early adoption permitted. We are currently evaluating the impact of this ASU on our consolidated financial statements and disclosures.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures,* which enhances the transparency and effectiveness of income tax disclosures. The updated standard is effective for annual reporting periods beginning after December 15, 2024, and interim periods beginning after December 15, 2025, with early adoption permitted. We are currently evaluating the impact of this ASU on our consolidated financial statements and disclosures.

## Note 3—Investments in Single-Family Residential Properties

The following table sets forth the net carrying amount associated with our properties by component:

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| Land | $ 4,881,890 | $ 4,800,110 |
| Single-family residential property | 15,977,256 | 15,228,631 |
| Capital improvements | 565,214 | 548,700 |
| Equipment | 127,536 | 123,494 |
| Total gross investments in the properties | 21,551,896 | 20,700,935 |
| Less: accumulated depreciation | (4,262,682) | (3,670,561) |
| Investments in single-family residential properties, net | $17,289,214 | $17,030,374 |

As of December 31, 2023 and 2022, the carrying amount of the residential properties above includes $135,004 and $129,341, respectively, of capitalized acquisition costs (excluding purchase price), along with $78,073 and $76,408, respectively, of capitalized interest, $30,531 and $30,435, respectively, of capitalized property taxes, $5,037 and $4,982, respectively, of capitalized insurance, and $3,691 and $3,627, respectively, of capitalized HOA fees.

During the years ended December 31, 2023, 2022, and 2021, we recognized $663,398, $629,301, and $585,101, respectively, of depreciation expense related to the components of the properties, and $10,889, $8,813, and $7,034, respectively, of depreciation and amortization related to corporate furniture and equipment. These amounts are included in depreciation and amortization in the consolidated statements of operations. Further,

(dollar amounts in thousands)

during the years ended December 31, 2023, 2022, and 2021, impairments totaling $427, $310, and $650, respectively, have been recognized and are included in impairment and other in the consolidated statements of operations. See Note 11 for additional information regarding these impairments.

## Note 4—Cash, Cash Equivalents, and Restricted Cash

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported on the consolidated balance sheets that sum to the total of such amounts shown in the consolidated statements of cash flows:

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| Cash and cash equivalents | $ 700,618 | $ 262,870 |
| Restricted cash | 196,866 | 191,057 |
| Total cash, cash equivalents, and restricted cash shown in the consolidated statements of cash flows | $ 897,484 | $ 453,927 |

Pursuant to the terms of the mortgage loans and the Secured Term Loan (as defined in Note 7), we are required to establish, maintain, and fund from time to time (generally, either monthly or at the time borrowings are funded) certain specified reserve accounts. These reserve accounts include, but are not limited to, the following types of accounts: (i) property tax reserves; (ii) insurance reserves; (iii) capital expenditure reserves; and (iv) HOA reserves. The reserve accounts associated with our mortgage loans and Secured Term Loan are under the sole control of the loan servicer. Additionally, we hold security deposits pursuant to resident lease agreements that we are required to segregate. We are also required to hold letters of credit by certain of our insurance policies. Accordingly, amounts funded to these reserve accounts, security deposit accounts, and other restricted accounts have been classified on our consolidated balance sheets as restricted cash.

The amounts funded, and to be funded, to the reserve accounts are subject to formulae included in the mortgage loan and Secured Term Loan agreements and are to be released to us subject to certain conditions specified in the loan agreements being met. To the extent that an event of default were to occur, the loan servicer has discretion to use such funds to either settle the applicable operating expenses to which such reserves relate or reduce the allocated loan amount associated with a residential property of ours.

The balances of our restricted cash accounts, as of December 31, 2023 and 2022, are set forth in the table below. As of December 31, 2023 and 2022, no amounts were funded to the insurance accounts as the conditions specified in the mortgage loan and Secured Term Loan agreements that require such funding did not exist.

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| Resident security deposits | $ 181,097 | $ 175,829 |
| Collections | 8,278 | 7,415 |
| Letters of credit | 2,489 | 2,109 |
| Capital expenditures | 2,297 | 2,297 |
| Property taxes | 2,014 | 2,717 |
| Special and other reserves | 691 | 690 |
| Total | $ 196,866 | $ 191,057 |

**INVITATION HOMES INC.**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**(dollar amounts in thousands)**

**Note 5—Investments In Unconsolidated Joint Ventures**

The following table summarizes our investments in unconsolidated joint ventures, which are accounted for using the equity method model of accounting, as of December 31, 2023 and 2022:

| | | Number of Properties Owned | | Carrying Value | |
| --- | --- | --- | --- | --- | --- |
| | Ownership Percentage | December 31, 2023 | December 31, 2022 | December 31, 2023 | December 31, 2022 |
| Pathway Property Company[1] . . . . . . | 100.0% | 504 | 340 | $ 120,639 | $ 131,542 |
| 2020 Rockpoint JV[1] . . . . . . . . . . . . . | 20.0% | 2,609 | 2,610 | 62,578 | 70,103 |
| FNMA[2] . . . . . . . . . . . . . . . . . . . . . . | 10.0% | 426 | 488 | 32,303 | 46,151 |
| Pathway Operating Company[3] . . . . . | 15.0% | N/A | N/A | 21,008 | 22,011 |
| 2022 Rockpoint JV[1] . . . . . . . . . . . . . | 16.7% | 309 | 132 | 10,638 | 10,764 |
| Total . . . . . . . . . . . . . . . . . . . . . | | | | $ 247,166 | $ 280,571 |

(1) Owns homes in markets within the Western United States, Southeast United States, Florida, and Texas.
(2) Owns homes within the Western United States.
(3) Represents an investment in an operating company that provides a technology platform and asset management services.

In November 2021, we entered into agreements with Pathway Homes and its affiliates, among others, to form a joint venture that will provide unique opportunities for customers to identify a home whereby they are able to first lease and then, if they choose, purchase the home in the future. We have fully funded our capital commitment to the operating company ("Pathway Operating Company") which provides the technology platform and asset management services for the entity that owns and leases the homes ("Pathway Property Company"). Pathway Homes and its affiliates are responsible for the operations and management of Pathway Operating Company, and we do not have a controlling interest in Pathway Operating Company. As of December 31, 2023, we have funded $136,700 to Pathway Property Company, and our remaining equity commitment is $88,300. A wholly owned subsidiary of INVH LP provides property management and renovation oversight services for and earns fees from Pathway Property Company. As the asset manager, Pathway Operating Company is responsible for the operations and management of Pathway Property Company, and we do not have a controlling interest in Pathway Property Company.

In October 2020, we entered into an agreement with Rockpoint Group, L.L.C. ("Rockpoint") to form a joint venture that will acquire homes in markets where we already own homes (the "2020 Rockpoint JV"). The joint venture is funded with a combination of debt and equity, and we have guaranteed the funding of certain tax, insurance, and non-conforming property reserves related to the joint venture's financing. We have fully funded our capital commitment to the 2020 Rockpoint JV. The administrative member of the 2020 Rockpoint JV is a wholly owned subsidiary of INVH LP and is responsible for the operations and management of the properties, subject to Rockpoint's approval of major decisions. We earn property and asset management fees from the 2020 Rockpoint JV.

We acquired our interest in the joint venture with the Federal National Mortgage Association ("FNMA") via the SWH merger. The managing member of the FNMA joint venture is a wholly owned subsidiary of INVH LP and is responsible for the operations and management of the properties, subject to FNMA's approval of major decisions. We earn property and asset management fees from the FNMA joint venture.

In March 2022, we entered into a second agreement with Rockpoint to form a joint venture that will acquire homes in premium locations and at higher price points relative to our other investments in single-family

(dollar amounts in thousands)

residential properties (the "2022 Rockpoint JV"). As of December 31, 2023, we have funded $10,442 to the 2022 Rockpoint JV, and our remaining equity commitment is $39,558. The joint venture is funded with a combination of debt and equity, and we have guaranteed the funding of certain tax, insurance, and non-conforming property reserves related to the joint venture's financing. The administrative member of the 2022 Rockpoint JV is a wholly owned subsidiary of INVH LP and is responsible for the operations and management of the properties, subject to Rockpoint's approval of major decisions. We earn property and asset management fees from the 2022 Rockpoint JV.

We recorded net losses from these investments for the years ended December 31, 2023, 2022, and 2021, totaling $17,877, $9,606, and $1,546, respectively, which are included in losses from investments in unconsolidated joint ventures in the consolidated statements of operations.

The fees earned from our joint ventures (as described above) are related party transactions. For the years ended December 31, 2023, 2022, and 2021, we earned $13,647, $11,480, and $4,893, respectively, of management fees which are included in management fee revenues in the consolidated statements of operations.

## Note 6—Other Assets

As of December 31, 2023 and 2022, the balances in other assets, net are as follows:

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| Amounts deposited and held by others (Note 14) | $ 92,151 | $ 97,709 |
| Investments in debt securities, net | 86,471 | 86,980 |
| Derivative instruments (Note 8) | 75,488 | 119,193 |
| Rent and other receivables, net | 60,810 | 54,091 |
| Investments in equity securities | 55,991 | 22,413 |
| Prepaid expenses | 47,770 | 41,972 |
| Held for sale assets(1) | 46,203 | 29,842 |
| Corporate fixed assets, net | 31,474 | 24,484 |
| ROU lease assets — operating and finance, net | 13,532 | 16,534 |
| Deferred financing costs, net | 2,972 | 5,850 |
| Other | 16,034 | 14,561 |
| Total | $ 528,896 | $ 513,629 |

(1) As of December 31, 2023 and 2022, 189 and 131 properties, respectively, are classified as held for sale.

*Investments in Debt Securities, net*

In connection with certain of our Securitizations (as defined in Note 7), we have retained and purchased certificates totaling $86,471, net of unamortized discounts of $1,232 as of December 31, 2023. These investments in debt securities are classified as held to maturity investments. As of December 31, 2023, we have not recognized any credit losses with respect to these investments in debt securities, and our retained certificates are scheduled to mature over the next one month to three years.

*Rent and Other Receivables, net*

We lease our properties to residents pursuant to leases that generally have an initial contractual term of at least 12 months, provide for monthly payments, and are cancelable by the resident and us under certain

(dollar amounts in thousands)

conditions specified in the related lease agreements. Rental revenues and other property income and the corresponding rent and other receivables are recorded net of any concessions and bad debt (including actual write-offs, credit reserves, and uncollectible amounts) for all periods presented.

Variable lease payments consist of resident reimbursements for utilities, and various other fees, including late fees and lease termination fees, among others. Variable lease payments are charged based on the terms and conditions included in the resident leases. For the years ended December 31, 2023, 2022, and 2021, rental revenues and other property income includes $153,016, $139,829, and $118,016 of variable lease payments, respectively.

Future minimum rental revenues and other property income under leases on our single-family residential properties in place as of December 31, 2023 are as follows:

| Year | Lease Payments to be Received |
|---|---|
| 2024 | $ 1,410,362 |
| 2025 | 243,253 |
| 2026 | — |
| 2027 | — |
| 2028 | — |
| Thereafter | — |
| Total | $ 1,653,615 |

*Investments in Equity Securities*

We hold investments in equity securities both with and without a readily determinable fair value. Investments with a readily determinable fair value are measured at fair value, and those without a readily determinable fair value are measured at cost, less any impairment, plus or minus changes resulting from observable price changes for identical or similar investments in the same issuer. As of December 31, 2023 and 2022, the values of our investments in equity securities are as follows:

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| Investments without a readily determinable fair value | $54,686 | $21,500 |
| Investments with a readily determinable fair value | 1,305 | 913 |
| Total | $55,991 | $22,413 |

(dollar amounts in thousands)**

The components of gains (losses) on investments in equity securities, net as of years ended December 31, 2023, 2022, and 2021 are as follows:

| | For the Years Ended December 31, | | |
|---|---|---|---|
| | 2023 | 2022 | 2021 |
| Net losses recognized on investments sold during the reporting period — with a readily determinable value | $ — | $(1,452) | $(5,483) |
| Net unrealized gains (losses) on investments still held at the reporting date — with a readily determinable fair value | 350 | (2,487) | (3,937) |
| Total | $ 350 | $(3,939) | $(9,420) |

*ROU Lease Assets — Operating and Finance, net*

The following table presents supplemental information related to leases into which we have entered as a lessee as of December 31, 2023 and 2022:

| | December 31, 2023 | | December 31, 2022 | |
|---|---|---|---|---|
| | Operating Leases | Finance Leases | Operating Leases | Finance Leases |
| Other assets | $ 9,236 | $ 4,296 | $ 12,862 | $ 3,672 |
| Other liabilities (Note 14) | 11,097 | 3,796 | 14,925 | 3,483 |
| Weighted average remaining lease term | 3.3 years | 2.9 years | 3.0 years | 1.4 years |
| Weighted average discount rate | 3.6% | 5.2% | 3.3% | 4.0% |

*Deferred Financing Costs, net*

In connection with the amended and restated Revolving Facility (see Note 7), we incurred $11,846 of financing costs, which have been deferred as other assets, net on our consolidated balance sheets. We amortize deferred financing costs as interest expense on a straight-line basis over the term of the Revolving Facility and accelerate amortization if debt is retired before the maturity date. As of December 31, 2023 and 2022, the unamortized balances of these deferred financing costs are $2,972 and $5,850, respectively.

## Note 7—Debt

Mortgage Loans

Our securitization transactions (the “Securitizations” or the “mortgage loans”) are collateralized by certain homes owned by the respective Borrower Entities. We utilize the proceeds from our Securitizations to fund: (i) repayments of then-outstanding indebtedness; (ii) initial deposits into Securitization reserve accounts; (iii) closing costs in connection with the mortgage loans; and (iv) general costs associated with our operations.

(dollar amounts in thousands)

The following table sets forth a summary of our mortgage loan indebtedness as of December 31, 2023 and 2022:

| | Origination Date | Maturity Date[2] | Maturity Date if Fully Extended[3] | Interest Rate[4] | Range of Spreads[5] | Outstanding Principal Balance[1] December 31, 2023 | Outstanding Principal Balance[1] December 31, 2022 |
|---|---|---|---|---|---|---|---|
| IH 2017-1[6] | April 28, 2017 | June 9, 2027 | June 9, 2027 | 4.23% | N/A | $ 990,555 | $ 992,695 |
| IH 2018-4[7][8] | November 7, 2018 | January 9, 2024 | January 9, 2026 | 6.70% | 115-145 bps | 643,030 | 661,029 |
| Total Securitizations | | | | | | 1,633,585 | 1,653,724 |
| Less: deferred financing costs, net | | | | | | (6,329) | (7,929) |
| Total | | | | | | $1,627,256 | $1,645,795 |

(1) Outstanding principal balance is net of discounts and does not include deferred financing costs, net.
(2) Represents the maturity dates for all extension options that have been exercised for the mortgage loans.
(3) Represents the maturity date if we exercise each of the remaining one year extension options available, which are subject to certain conditions being met.
(4) IH 2017-1 bears interest at a fixed rate of 4.23% per annum, equal to the market determined pass-through rate payable on the certificates including applicable servicing fees. Effective July 3, 2023, the interest rate for IH 2018-4 is based on the weighted average spread over Term SOFR adjusted for an 0.11% credit spread adjustment. As of December 31, 2023, Term SOFR was 5.35%.
(5) Range of spreads is based on outstanding principal balances as of December 31, 2023.
(6) Net of unamortized discount of $1,232 and $1,584 as of December 31, 2023 and 2022, respectively.
(7) The initial maturity term of IH 2018-4 is two years, subject to five, one year extension options at the Borrower Entity's discretion (provided that there is no continuing event of default under the mortgage loan agreement and the Borrower Entity obtains and delivers to the lender a replacement interest rate cap agreement from an approved counterparty within the required timeframe). Our IH 2018-4 mortgage loan has exercised the third extension option. The maturity date above reflects all extensions that have been exercised.
(8) On January 8, 2024, the extension of the maturity date of the IH 2018-4 mortgage loan from January 9, 2024 to January 9, 2025 was confirmed by the lender (see Note 15).

*Securitization Transactions*

The Borrower Entity for IH 2018-4 executed a loan agreement with a third-party lender. IH 2018-4 originally consisted of six floating rate components. The two year initial term is subject to five, one year extension options at the Borrower Entity's discretion. Such extensions are available provided there is no continuing event of default under the respective mortgage loan agreement and the Borrower Entity obtains and delivers a replacement interest rate cap agreement from an approved counterparty within the required timeframe to the lender. IH 2017-1 is a 10 year, fixed rate mortgage loan comprised of two components, and Component A of IH 2017-1 benefits from FNMA's guaranty of timely payment of principal and interest.

Each mortgage loan is secured by a pledge of the equity in the assets of the respective Borrower Entities, as well as first-priority mortgages on the underlying properties and a grant of security interests in all of the related personal property. As of December 31, 2023 and 2022, a total of 10,581 and 10,712 homes, respectively, with a gross book value of $2,348,044 and $2,355,083, respectively, and a net book value of $1,779,169 and

**(dollar amounts in thousands)**

$1,859,614, respectively, are pledged pursuant to the mortgage loans. Each Borrower Entity has the right, subject to certain requirements and limitations outlined in the respective loan agreements, to substitute properties. We are obligated to make monthly payments of interest for each mortgage loan.

*Transactions with Trusts*

Concurrent with the execution of each mortgage loan agreement, the respective third-party lender sold each loan it originated to individual depositor entities, which are wholly owned subsidiaries, who subsequently transferred each loan to Securitization-specific trust entities (the "Trusts"). We accounted for the transfers of the individual Securitizations as sales under ASC 860, *Transfers and Servicing*, with no resulting gain or loss as the Securitizations were both originated by the lender and immediately transferred at the same fair market value.

These transactions had no effect on our consolidated financial statements other than with respect to certificates issued by the Trusts (collectively, the "Certificates") that we retained in connection with Securitizations or purchased at a later date.

The Trusts are structured as pass-through entities that receive interest payments from the Securitizations and distribute those payments to the holders of the Certificates. The assets held by the Trusts are restricted and can only be used to fulfill the obligations of those entities. The obligations of the Trusts do not have any recourse to the general credit of any entities in these consolidated financial statements. We have evaluated our interests in certain certificates of the Trusts held by us and determined that they do not create a more than insignificant variable interest in the Trusts.

As the Trusts made Certificates available for sale to both domestic and foreign investors, sponsors of the mortgage loans are required to retain a portion of the risk that represents a material net economic interest in each loan pursuant to Regulation RR (the "Risk Retention Rules") under the Securities Exchange Act of 1934, as amended. As loan sponsors, we are thus required to retain a portion of the credit risk that represents not less than 5% of the aggregate fair value of the loan as of the closing date. Accordingly, we have retained the restricted Class B Certificates issued by IH 2017-1, which bear a stated annual interest rate of 4.23% (including applicable servicing fees), that were made available exclusively to INVH LP to comply with the Risk Retention Rules.

For IH 2018-4, we retain 5% of each class of certificates to meet the Risk Retention Rules. These retained certificates accrue interest at a floating rate of Term SOFR plus a spread ranging from 1.15% to 1.45%.

The retained certificates, net of discount, total $86,471 and $86,980 as of December 31, 2023 and 2022, respectively, and are classified as held to maturity investments and recorded in other assets, net on the consolidated balance sheets (see Note 6).

*Loan Covenants*

The general terms that apply to all of the mortgage loans require each Borrower Entity to maintain compliance with certain affirmative and negative covenants. Affirmative covenants include each Borrower Entity's, and certain of their respective affiliates', compliance with (i) licensing, permitting, and legal requirements specified in the mortgage loan agreements, (ii) organizational requirements of the jurisdictions in which they are organized, (iii) federal and state tax laws, and (iv) books and records requirements specified in the respective mortgage loan agreements. Negative covenants include each Borrower Entity's, and certain of their affiliates', compliance with limitations surrounding (i) the amount of each Borrower Entity's indebtedness and

**(dollar amounts in thousands)**

the nature of their investments, (ii) the execution of transactions with affiliates, (iii) the Manager, (iv) the nature of each Borrower Entity's business activities, and (v) the required maintenance of specified cash reserves.

*Prepayments*

For the mortgage loans, prepayments of amounts owed by us are generally not permitted under the terms of the respective mortgage loan agreements unless such prepayments are made pursuant to the voluntary election or mandatory provisions specified in such agreements. The specified mandatory provisions become effective to the extent that a property becomes characterized as a disqualified property, a property is sold, and/or upon the occurrence of a condemnation or casualty event associated with a property. To the extent either a voluntary election is made, or a mandatory prepayment condition exists, in addition to paying all interest and principal, we must also pay certain breakage costs as determined by the loan servicer and a spread maintenance premium if prepayment occurs before the month following the one or two year anniversary of the closing dates of each of the mortgage loans except for IH 2017-1. For IH 2017-1, prepayments on or before December 2026 will require a yield maintenance premium. For the years ended December 31, 2023, 2022, and 2021, we made voluntary and mandatory prepayments of $20,491, $1,412,249, and $1,766,865, respectively, under the terms of the mortgage loan agreements. For the year ended December 31, 2022, prepayments included the full repayment of the IH 2018-1, IH 2018-2, and IH 2018-3 mortgage loans. For the year ended December 31, 2021, prepayments included the full repayment of the IH 2017-2 IH mortgage loan.

Secured Term Loan

On June 7, 2019, 2019-1 IH Borrower LP, a consolidated subsidiary ("2019-1 IH Borrower" and one of our Borrower Entities), entered into a 12 year loan agreement with a life insurance company (the "Secured Term Loan"). The Secured Term Loan bears interest at a fixed rate of 3.59%, including applicable servicing fees, for the first 11 years and bears interest at a floating rate based on a spread of 147 bps, including applicable servicing fees, over a comparable or successor rate to one month LIBOR for the twelfth year as provided for in our loan agreement (subject to certain adjustments as outlined in the loan agreement). The Secured Term Loan is secured by first priority mortgages on a portfolio of single-family rental properties as well as a first priority pledge of the equity interests of 2019-1 IH Borrower. We utilized the proceeds from the Secured Term Loan to fund: (i) repayments of then-outstanding indebtedness; (ii) initial deposits into the Secured Term Loan's reserve accounts; (iii) transaction costs related to the closing of the Secured Term Loan; and (iv) general corporate purposes.

The following table sets forth a summary of our Secured Term Loan indebtedness as of December 31, 2023 and 2022:

| | Maturity Date | Interest Rate(1) | December 31, 2023 | December 31, 2022 |
|---|---|---|---|---|
| Secured Term Loan | June 9, 2031 | 3.59% | $403,129 | $403,363 |
| Deferred financing costs, net | | | (1,614) | (1,833) |
| Secured Term Loan, net | | | $401,515 | $401,530 |

(1) The Secured Term Loan bears interest at a fixed rate of 3.59% per annum including applicable servicing fees for the first 11 years and for the twelfth year bears interest at a floating rate based on a spread of 147 bps over a comparable or successor rate to one month LIBOR as provided for in our loan agreement, including applicable servicing fees, subject to certain adjustments as outlined in the loan agreement. Interest payments are made monthly.

(dollar amounts in thousands)

*Collateral*

As of December 31, 2023 and 2022, the Secured Term Loan's collateral pool contains 3,332 and 3,334 homes, respectively, with a gross book value of $828,570 and $813,543, respectively, and a net book value of $675,075 and $688,625, respectively. 2019-1 IH Borrower has the right, subject to certain requirements and limitations outlined in the loan agreement, to substitute properties representing up to 20% of the collateral pool annually, and to substitute properties representing up to 100% of the collateral pool over the life of the Secured Term Loan. In addition, four times after the first anniversary of the closing date, 2019-1 IH Borrower has the right, subject to certain requirements and limitations outlined in the loan agreement, to execute a special release of collateral representing up to 15% of the then-outstanding principal balance of the Secured Term Loan in order to bring the loan-to-value ratio back in line with the Secured Term Loan's loan-to-value ratio as of the closing date. Any such special release of collateral would not change the then-outstanding principal balance of the Secured Term Loan, but rather would reduce the number of single-family rental homes included in the collateral pool.

*Loan Covenants*

The Secured Term Loan requires 2019-1 IH Borrower to maintain compliance with certain affirmative and negative covenants. Affirmative covenants include 2019-1 IH Borrower's, and certain of its affiliates', compliance with (i) licensing, permitting and legal requirements specified in the loan agreement, (ii) organizational requirements of the jurisdictions in which they are organized, (iii) federal and state tax laws, and (iv) books and records requirements specified in the loan agreement. Negative covenants include 2019-1 IH Borrower's, and certain of its affiliates', compliance with limitations surrounding (i) the amount of 2019-1 IH Borrower's indebtedness and the nature of its investments, (ii) the execution of transactions with affiliates, (iii) the Manager, (iv) the nature of 2019-1 IH Borrower's business activities, and (v) the required maintenance of specified cash reserves.

*Prepayments*

Prepayments of the Secured Term Loan are generally not permitted unless such prepayments are made pursuant to the voluntary election or mandatory provisions specified in the loan agreement. The specified mandatory provisions become effective to the extent that a property becomes characterized as a disqualified property, a property is sold, and/or upon the occurrence of a condemnation or casualty event associated with a property. To the extent either a voluntary election is made, or a mandatory prepayment condition exists, in addition to paying all interest and principal, we must also pay certain breakage costs as determined by the loan servicer and a yield maintenance premium if prepayment occurs before June 9, 2030. During the year ended December 31, 2023, we made mandatory prepayments of $234 under the terms of the Secured Term Loan agreement. No such prepayments were made during the years ended December 31, 2022 and 2021.

Unsecured Notes

Our unsecured notes are issued in connection with either an underwritten public offering pursuant to our existing shelf registration statement that automatically became effective upon filing with the SEC in July 2021 and expires in July 2024 or in connection with a private placement transaction with certain institutional investors (collectively, the "Unsecured Notes"). We utilize proceeds from the Unsecured Notes to fund: (i) repayments of then-outstanding indebtedness, including the Securitizations; (ii) closing costs in connection with the Unsecured Notes; and (iii) general costs associated with our operations and other corporate purposes, including acquisitions. Interest on the Unsecured Notes is payable semi-annually in arrears.

(dollar amounts in thousands)

The following table sets forth a summary of our Unsecured Notes as of December 31, 2023 and 2022:

| | Interest Rate[(1)] | December 31, 2023 | December 31, 2022 |
|---|---|---|---|
| Total Unsecured Notes, net[(2)] | 2.00% - 5.50% | $ 3,329,856 | $ 2,538,066 |
| Deferred financing costs, net | | (24,389) | (19,881) |
| Total | | $ 3,305,467 | $ 2,518,185 |

(1) Represents the range of contractual rates in place as of December 31, 2023.
(2) Net of unamortized discount of $20,144 and $11,934 as of December 31, 2023 and 2022. See "Debt Maturities Schedule" for information about maturity dates for the Unsecured Notes.

*Debt Issuances*

The following activity occurred during the years ended December 31, 2023, 2022, and 2021 with respect to the Unsecured Notes.

- On May 25, 2021, in a private placement transaction, we issued (1) $150,000 aggregate principal amount of 2.46% Senior Notes, Series A due May 25, 2028 and (2) $150,000 aggregate principal amount of 3.18% Senior Notes, Series B which mature on May 25, 2036.
- On August 6, 2021, in a public offering under our existing shelf registration statement, we issued $650,000 aggregate principal amount of 2.00% Senior Notes which mature on August 15, 2031.
- On November 5, 2021, in a public offering under our existing shelf registration statement, we issued (1) $600,000 aggregate principal amount of 2.30% Senior Notes which mature on November 15, 2028 and (2) $400,000 aggregate principal amount of 2.70% Senior Notes which mature on January 15, 2034.
- On April 5, 2022, in a public offering under our existing shelf registration statement, we issued $600,000 aggregate principal amount of 4.15% Senior Notes which mature on April 15, 2032.
- On August 2, 2023, in a public offering under our existing shelf registration statement, we issued (1) $450,000 aggregate principal amount of 5.45% Senior Notes which mature on August 15, 2030 and (2) $350,000 aggregate principal amount of 5.50% Senior Notes which mature on August 15, 2033.

*Prepayments*

The Unsecured Notes are redeemable in whole at any time or in part from time to time, at our option, at a redemption price equal to (i) 100% of the principal amount to be redeemed plus accrued and unpaid interest and (ii) a make-whole premium calculated in accordance with the respective loan agreements if the redemption occurs in certain amounts or in certain periods that range from one to three months prior to the maturity date. The privately placed Unsecured Notes require any prepayment to be an amount not less than 5% of the aggregate principal amount then outstanding.

*Guarantees*

The Unsecured Notes are fully and unconditionally guaranteed, jointly and severally, by INVH and two of its wholly owned subsidiaries, the General Partner and IH Merger Sub, LLC ("IH Merger Sub").

**(dollar amounts in thousands)**

*Loan Covenants*

The Unsecured Notes issued publicly under our registration statement contain customary covenants, including, among others, limitations on the incurrence of debt; and they include the following financial covenants related to the incurrence of debt: (i) an aggregate debt test; (ii) a debt service test; (iii) a maintenance of total unencumbered assets; and (iv) a secured debt test.

The privately placed Unsecured Notes contain customary covenants, including, among others, limitations on distributions, fundamental changes, and transactions with affiliates; and they include the following financial covenants, subject to certain qualifications: (i) a maximum total leverage ratio; (ii) a maximum secured leverage ratio; (iii) a maximum unencumbered leverage ratio; (iv) a minimum fixed charge coverage ratio; and (v) a minimum unsecured interest coverage ratio.

The Unsecured Notes contain customary events of default (subject in certain cases to specified cure periods), the occurrence of which would allow the holders of notes to take various actions, including the acceleration of amounts due under the Unsecured Notes.

Term Loan Facilities and Revolving Facility

On December 8, 2020, we entered into an Amended and Restated Revolving Credit and Term Loan Agreement with a syndicate of banks, financial institutions, and institutional lenders for a new credit facility (the “Credit Facility”). The Credit Facility provides $3,500,000 of borrowing capacity and consists of a $1,000,000 revolving facility (the “Revolving Facility”) and a $2,500,000 term loan facility (the “2020 Term Loan Facility”), both of which mature on January 31, 2025, with two six month extension options available. The Revolving Facility also includes borrowing capacity for letters of credit. The Credit Facility provides us with the option to enter into additional incremental credit facilities (including an uncommitted incremental facility that provides us with the option to increase the size of the Revolving Facility and/or the 2020 Term Loan Facility such that the aggregate amount does not exceed $4,000,000 at any time), subject to certain limitations. On April 18, 2023, we amended the Credit Facility to convert the applicable interest rate from a LIBOR-based index to a Term SOFR-based index.

On June 22, 2022, we entered into a Term Loan Agreement with a syndicate of banks for new senior unsecured term loans (the “2022 Term Loan Facility”; and together with the 2020 Term Loan Facility, the “Term Loan Facilities”). The 2022 Term Loan Facility provided $725,000 of borrowing capacity, consisting of a $150,000 initial term loan (the “Initial Term Loan”) and delayed draw term loans totaling $575,000 (the “Delayed Draw Term Loans”) which were fully drawn on December 8, 2022. The Initial Term Loan and the Delayed Draw Term Loans (together, the “2022 Term Loans”) mature on June 22, 2029. The 2022 Term Loan Facility also includes an accordion feature providing the option to increase the size of the 2022 Term Loans or enter into additional incremental 2022 Term Loans, such that the aggregate amount of all 2022 Term Loans does not exceed $950,000 at any time, subject to certain limitations.

(dollar amounts in thousands)

The following table sets forth a summary of the outstanding principal amounts under the Term Loan Facilities and the Revolving Facility as of December 31, 2023 and 2022:

| | Maturity Date | Interest Rate | December 31, 2023 | December 31, 2022 |
|---|---|---|---|---|
| 2020 Term Loan Facility(1)(2) | January 31, 2025 | 6.45% | $2,500,000 | $2,500,000 |
| 2022 Term Loan Facility(3) | June 22, 2029 | 6.70% | 725,000 | 725,000 |
| Total Term Loan Facilities | | | 3,225,000 | 3,225,000 |
| Less: deferred financing costs, net | | | (13,186) | (21,433) |
| Term Loan Facilities, net | | | $3,211,814 | $3,203,567 |
| Revolving Facility(1)(2) | January 31, 2025 | 6.35% | $ — | $ — |

(1) Interest rates for the 2020 Term Loan Facility and the Revolving Facility are based on Term SOFR adjusted for a 0.10% credit spread adjustment, plus an applicable margin. As of December 31, 2023, the applicable margins were 1.00% and 0.90% for the 2020 Term Loan Facility and the Revolving Facility, respectively, and Term SOFR was 5.35%.
(2) If we exercise the two six month extension options, the maturity date will be January 31, 2026.
(3) Interest rate for the 2022 Term Loan Facility is based on Term SOFR adjusted for a 0.10% credit spread adjustment, plus the applicable margin. As of December 31, 2023, the applicable margin was 1.25%, and Term SOFR was 5.35%.

*Interest Rate and Fees*

As a result of the April 18, 2023 amendment to the Credit Facility, borrowings thereunder bear interest, at our option, at a rate equal to (a) a Term SOFR rate determined by reference to the forward-looking SOFR rate published by Reuters (or a comparable or successor rate as provided for in our loan agreement) for the interest period relevant to such borrowing plus 0.10% credit spread adjustment or (b) a base rate determined by reference to the highest of (1) the administrative agent's prime lending rate, (2) the federal funds effective rate plus 0.50%, (3) the Term SOFR rate that would be payable on such day for a Term SOFR rate loan with a one month interest period plus 1.00%, and (4) 1.00%.

Prior to the April 18, 2023 amendment to the Credit Facility, borrowings thereunder bore interest, at our option, at a rate equal to a margin over either (a) a LIBOR rate determined by reference to the Bloomberg LIBOR rate (or a comparable or successor rate as provided for in our loan agreement) for the interest period relevant to such borrowing or (b) a base rate determined by reference to the highest of (1) the administrative agent's prime lending rate, (2) the federal funds effective rate plus 0.50%, and (3) the LIBOR rate that would be payable on such day for a LIBOR rate loan with a one month interest period plus 1.00%.

Borrowings under the 2022 Term Loan Facility bear interest, at our option, at a rate equal to a margin over either (a) Term SOFR adjusted for an applicable credit spread adjustment ("Adjusted SOFR") for the interest period relevant to such borrowing or (b) a base rate determined by reference to the highest of (1) the administrative agent's prime lending rate, (2) the federal funds effective rate plus 0.50%, and (3) Adjusted SOFR for a one month interest period plus 1.00%.

(dollar amounts in thousands)

The margins for the Term Loan Facilities and the Revolving Facility as of December 31, 2023 are as follows:

| | Base Rate Loans | Adjusted SOFR Rate Loans |
|---|---|---|
| 2020 Term Loan Facility | 0.00% — 0.65% | 0.80% — 1.65% |
| 2022 Term Loan Facility | 0.15% — 1.20% | 1.15% — 2.20% |
| Revolving Facility | 0.00% — 0.45% | 0.75% — 1.45% |

The Revolving Facility and the 2022 Term Loan Facility include a sustainability component whereby pricing can improve upon our achievement of certain sustainability ratings, determined via an independent third-party evaluation.

In addition to paying interest on outstanding principal, we are required to pay certain facility and unused commitment fees. Under the Credit Facility, we are required to pay a facility fee ranging from 0.10% to 0.30%. We are also required to pay customary letter of credit fees. Under the 2022 Term Loan Facility, we were required to pay an unused commitment fee to the lenders equal to the daily unused balance of the Delayed Draw Term Loan commitments at a rate of 0.20% per annum prior to December 8, 2022 when the commitments were fully funded.

*Prepayments and Amortization*

No principal reductions are required under the Credit Facility or the 2022 Term Loan Facility. We are permitted to voluntarily repay amounts outstanding under the 2020 Term Loan Facility at any time without premium or penalty, subject to certain minimum amounts and the payment of customary “breakage” costs with respect to Term SOFR loans. We are also permitted to voluntarily repay amounts outstanding under the 2022 Term Loan Facility (a) on or prior to the first anniversary of the closing subject to a 2.0% prepayment fee, (b) on or prior to the second anniversary of the closing subject to a 1.0% prepayment fee, and (c) at any time thereafter without premium or penalty. Once repaid, no further borrowings will be permitted under the Term Loan Facilities.

*Loan Covenants*

The Credit Facility and the 2022 Term Loan Facility contain certain customary affirmative and negative covenants and events of default. Such covenants will, among other things, restrict, subject to certain exceptions, our ability and that of our subsidiaries to (i) engage in certain mergers, consolidations, or liquidations, (ii) sell, lease, or transfer all or substantially all of their respective assets, (iii) engage in certain transactions with affiliates, (iv) make changes to our fiscal year, (v) make changes in the nature of our business and our subsidiaries, and (vi) enter into certain burdensome agreements.

The Credit Facility and the 2022 Term Loan Facility also require us, on a consolidated basis with our subsidiaries, to maintain a (i) maximum total leverage ratio, (ii) maximum secured leverage ratio, (iii) maximum unencumbered leverage ratio, (iv) minimum fixed charge coverage ratio, (v) minimum unsecured interest coverage ratio, and (vi) maximum secured recourse. If at any time we do not have an Investment Grade Rating (defined below), we will also be required to maintain a maximum secured recourse leverage ratio. If an event of default occurs, the lenders under the Credit Facility and the 2022 Term Loan Facility are entitled to take various actions, including the acceleration of amounts due thereunder.

**(dollar amounts in thousands)**

*Guarantees*

After obtaining the requisite rating on our non-credit enhanced, senior unsecured long term debt as defined in the Credit Facility agreement (the "Investment Grade Rating"), our direct and indirect wholly owned subsidiaries that directly own unencumbered assets (the "Subsidiary Guarantors") were released from their previous guarantee requirements under the Credit Facility (the "Investment Grade Release") effective May 5, 2021. Prior to the Investment Grade Release, the obligations under the Credit Facility were guaranteed on a joint and several basis by each Subsidiary Guarantor, subject to certain exceptions.

On September 17, 2021, as a result of the execution of a parent guaranty agreement, the obligations under the Credit Facility became guaranteed on a joint and several basis by INVH and two of its wholly owned subsidiaries, the General Partner and IH Merger Sub. In connection with the 2022 Term Loan Facility, we entered into a similar parent guaranty agreement with INVH, the General Partner, and IH Merger Sub.

Convertible Senior Notes

In connection with the SWH merger, we assumed certain convertible senior notes including $345,000 in aggregate principal amount of 3.50% convertible senior notes due 2022 issued by SWH in January 2017 (the "2022 Convertible Notes"). Interest on the 2022 Convertible Notes was payable semiannually in arrears on January 15th and July 15th of each year, and the 2022 Convertible Notes had an effective interest rate of 5.12% which included the effect of an adjustment to the fair value of the debt in connection with the SWH merger. On January 18, 2022, we settled the $141,490 outstanding principal balance of the 2022 Convertible Notes with the issuance of 6,216,261 shares of our common stock and a cash payment of $271.

Debt Maturities Schedule

The following table summarizes the contractual maturities of our debt as of December 31, 2023:

| Year | Mortgage Loans(1)(2) | Secured Term Loan | Unsecured Notes | Term Loan Facilities(3) | Revolving Facility(3) | Total |
|---|---|---|---|---|---|---|
| 2024 | $ 643,030 | $ — | $ — | $ — | $ — | $ 643,030 |
| 2025 | — | — | — | 2,500,000 | — | 2,500,000 |
| 2026 | — | — | — | — | — | — |
| 2027 | 991,787 | — | — | — | — | 991,787 |
| 2028 | — | — | 750,000 | — | — | 750,000 |
| Thereafter | — | 403,129 | 2,600,000 | 725,000 | — | 3,728,129 |
| Total | 1,634,817 | 403,129 | 3,350,000 | 3,225,000 | — | 8,612,946 |
| Less: deferred financing costs, net | (6,329) | (1,614) | (24,389) | (13,186) | — | (45,518) |
| Less: unamortized debt discount | (1,232) | — | (20,144) | — | — | (21,376) |
| Total | $1,627,256 | $ 401,515 | $3,305,467 | $3,211,814 | $ — | $8,546,052 |

(1) The maturity dates of the obligations are reflective of all extensions that have been exercised as of December 31, 2023. If fully extended, we would have no mortgage loans maturing before 2026. Such extensions are available provided there is no continuing event of default under the respective mortgage loan agreement and the Borrower Entity obtains and delivers to the lender a replacement interest rate cap agreement from an approved counterparty within the required timeframe.

(2) On January 8, 2024, the extension of the maturity date of the IH 2018-4 mortgage loan from January 9, 2024 to January 9, 2025 was confirmed by the lender (see Note 15).

(dollar amounts in thousands)

(3) If we exercise the two six month extension options, the maturity date for the 2020 Term Loan Facility and the Revolving Facility will be January 31, 2026.

## Note 8—Derivative Instruments

From time to time, we enter into derivative instruments to manage the economic risk of changes in interest rates. We do not enter into derivative transactions for speculative or trading purposes. Designated Hedges are derivatives that meet the criteria for hedge accounting and that we have elected to designate as hedges. Non-Designated Hedges are derivatives that do not meet the criteria for hedge accounting or that we did not elect to designate as hedges.

*Designated Hedges*

We have entered into various interest rate swap agreements, which are used to hedge the variable cash flows associated with variable-rate interest payments. Each of our swap agreements is designated for hedge accounting purposes and is currently indexed to one month Term SOFR. On April 18, 2023, we completed a series of transactions related to certain of our variable rate debt and derivative agreements that were originally indexed to LIBOR to effectuate a transition to Term SOFR. While the original agreements provided for a prescribed transition to an alternate rate, this series of transactions amended or modified our Credit Facility and all of our LIBOR-indexed interest rate swap agreements such that each agreement is now indexed to Term SOFR. See Note 2 for additional information about reference rate reform and our transition from LIBOR. Changes in the fair value of these swaps are recorded in other comprehensive income and are subsequently reclassified into earnings in the period in which the hedged forecasted transactions affect earnings.

The table below summarizes our interest rate swap instruments as of December 31, 2023:

| Agreement Date | Forward Effective Date | Maturity Date | Strike Rate | Index | Notional Amount |
|---|---|---|---|---|---|
| April 18, 2023 | March 31, 2023 | January 31, 2025 | 2.80% | One month Term SOFR | $ 400,000 |
| April 18, 2023 | March 31, 2023 | November 30, 2024 | 2.83% | One month Term SOFR | 400,000 |
| April 18, 2023 | April 15, 2023 | November 30, 2024 | 2.78% | One month Term SOFR | 400,000 |
| April 18, 2023 | April 15, 2023 | February 28, 2025 | 2.79% | One month Term SOFR | 400,000 |
| April 18, 2023 | April 15, 2023 | June 9, 2025 | 2.94% | One month Term SOFR | 325,000 |
| April 18, 2023 | April 15, 2023 | June 9, 2025 | 2.95% | One month Term SOFR | 595,000 |
| April 18, 2023 | April 15, 2023 | July 9, 2025 | 2.83% | One month Term SOFR | 1,100,000 |
| April 18, 2023 | April 15, 2023 | July 31, 2025 | 3.08% | One month Term SOFR | 200,000 |
| March 22, 2023 | July 9, 2025 | May 31, 2029 | 2.99% | One month Term SOFR | 300,000 |

During the years ended December 31, 2022 and 2021, we terminated interest rate swaps or portions thereof and paid the counterparties $13,292, and $20,798, respectively, in connection with these terminations. There were no such terminations during the year ended December 31, 2023.

During the years ended December 31, 2023, 2022, and 2021, interest rate swap instruments were used to hedge the variable cash flows associated with existing variable-rate interest payments. Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest expense as interest payments are made on our variable-rate debt. During the next 12 months, we estimate that $57,501 will be reclassified to earnings as a decrease in interest expense.

*Non-Designated Hedges*

Concurrent with entering into certain of the mortgage loan agreements, we entered into or acquired and maintain interest rate cap agreements with terms and notional amounts equivalent to the terms and amounts of the mortgage loans made by the third-party lenders. To the extent that the maturity date of a mortgage loan is extended through an exercise of one or more extension options, a replacement or extension interest rate cap agreement must be executed with terms similar to those associated with the initial interest rate cap agreement and strike prices equal to the greater of the interest rate cap strike price and the interest rate at which the debt service coverage ratio (as defined) is not less than 1.2 to 1.0. The interest rate cap agreement, including all of our rights to payments owed by the counterparties and all other rights, has been pledged as additional collateral for the mortgage loan. Additionally, in certain instances, in order to minimize the cash impact of purchasing required interest rate caps, we simultaneously sell interest rate caps (which have identical terms and notional amounts) such that the purchase price and sales proceeds of the related interest rate caps are intended to offset each other. As of December 31, 2023, the remaining interest rate cap has a strike price of 8.46%.

*Fair Values of Derivative Instruments on the Consolidated Balance Sheets*

The table below presents the fair value of our derivative financial instruments as well as their classification on the consolidated balance sheets as of December 31, 2023 and 2022:

| | Asset Derivatives | | | Liability Derivatives | | |
| | | Fair Value as of | | | Fair Value as of | |
| | Balance Sheet Location | December 31, 2023 | December 31, 2022 | Balance Sheet Location | December 31, 2023 | December 31, 2022 |
|---|---|---|---|---|---|---|
| **Derivatives designated as hedging instruments:** | | | | | | |
| Interest rate swaps . . . . . . . . . . . . | Other assets | $ 75,487 | $ 119,157 | Other liabilities | $ — | $ — |
| **Derivatives not designated as hedging instruments:** | | | | | | |
| Interest rate caps . . . . . . . . . . . . . | Other assets | 1 | 36 | Other liabilities | — | — |
| Total . . . . . . . . . . . . . . . . . . | | $ 75,488 | $ 119,193 | | $ — | $ — |

*Offsetting Derivatives*

We enter into master netting arrangements, which reduce risk by permitting net settlement of transactions with the same counterparty. The tables below present a gross presentation, the effects of offsetting, and a net presentation of our derivatives as of December 31, 2023 and 2022:

| | December 31, 2023 | | | | | |
| | Gross Amounts of Recognized Assets/ Liabilities | Gross Amounts Offset in the Statement of Financial Position | Net Amounts of Assets/ Liabilities Presented in the Statement of Financial Position | Gross Amounts Not Offset in the Statement of Financial Position | | |
| | | | | Financial Instruments | Cash Collateral Received | Net Amount |
|---|---|---|---|---|---|---|
| **Offsetting assets:** | | | | | | |
| Derivatives . . . . . . . . . . . . . . . . . . . . . . . . | $ 75,488 | $ — | $ 75,488 | $ — | $ — | $ 75,488 |
| **Offsetting liabilities:** | | | | | | |
| Derivatives . . . . . . . . . . . . . . . . . . . . . . . . | $ — | $ — | $ — | $ — | $ — | $ — |

(dollar amounts in thousands)

| | December 31, 2022 | | | | | |
|---|---|---|---|---|---|---|
| | | | | Gross Amounts Not Offset in the Statement of Financial Position | | |
| | Gross Amounts of Recognized Assets/ Liabilities | Gross Amounts Offset in the Statement of Financial Position | Net Amounts of Assets/ Liabilities Presented in the Statement of Financial Position | Financial Instruments | Cash Collateral Received | Net Amount |
| **Offsetting assets:** | | | | | | |
| Derivatives | $119,193 | $ — | $119,193 | $ — | $ — | $119,193 |
| **Offsetting liabilities:** | | | | | | |
| Derivatives | $ — | $ — | $ — | $ — | $ — | $ — |

*Effect of Derivative Instruments on the Consolidated Statements of Comprehensive Income (Loss) and the Consolidated Statements of Operations*

The tables below present the effect of our derivative financial instruments in the consolidated statements of comprehensive income (loss) and the consolidated statements of operations for the years ended December 31, 2023, 2022, and 2021:

| | Amount of Gain Recognized in OCI on Derivative | | | Location of Gain (Loss) Reclassified from Accumulated OCI into Net Income | Amount of Gain (Loss) Reclassified from Accumulated OCI into Net Income | | | Total Amount of Interest Expense Presented in the Consolidated Statements of Operations | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | For the Years Ended December 31, | | | | For the Years Ended December 31, | | | For the Years Ended December 31, | | |
| | 2023 | 2022 | 2021 | | 2023 | 2022 | 2021 | 2023 | 2022 | 2021 |
| **Derivatives in cash flow hedging relationships:** | | | | | | | | | | |
| Interest rate swaps | $39,488 | $327,323 | $113,394 | Interest expense | $73,856 | $(59,103) | $(148,742) | $333,457 | $304,092 | $322,661 |

| | Location of Loss Recognized in Net Income on Derivative | Amount of Loss Recognized in Net Income on Derivative | | |
|---|---|---|---|---|
| | | For the Years Ended December 31, | | |
| | | 2023 | 2022 | 2021 |
| **Derivatives not designated as hedging instruments:** | | | | |
| Interest rate caps | Interest expense | $ 73 | $ 81 | $129 |

*Credit-Risk-Related Contingent Features*

The agreements with our derivative counterparties which govern our interest rate swap agreements contain a provision where we could be declared in default on our derivative obligations if repayment of the underlying indebtedness is accelerated by the lender due to our default on the indebtedness.

As of December 31, 2023, we were not in a net liability position with any of our derivative counterparties.

## Note 9—Stockholders' Equity

As of December 31, 2023, we have issued 611,958,239 shares of common stock. In addition, we issue OP Units from time to time which, upon vesting, are redeemable for shares of our common stock on a one-for-one basis or, in our sole discretion, cash and are reflected as non-controlling interests on our consolidated balance sheets and statements of equity. As of December 31, 2023, 1,869,483 outstanding OP Units are redeemable.

**(dollar amounts in thousands)**

During the years ended December 31, 2023, 2022, and 2021, we issued 546,857, 10,365,944, and 33,927,772 shares of common stock, respectively.

*2021 Public Offering*

During the year ended December 31, 2021, we completed an underwritten public offering of 14,375,000 shares of our common stock, including 1,875,000 shares sold pursuant to the underwriters' full exercise of the option to purchase additional shares. This offering generated net proceeds of $571,201, after giving effect to commissions and other costs totaling $3,799.

*At the Market Equity Program*

On December 20, 2021, we entered into distribution agreements with a syndicate of banks (the "Agents" and the "Forward Sellers"), pursuant to which we may sell, from time to time, up to an aggregate sales price of $1,250,000 of our common stock through the Agents and the Forward Sellers (the "2021 ATM Equity Program"). In addition to the issuance of shares of our common stock, the distribution agreements permit us to enter into separate forward sale transactions with certain forward purchasers who may borrow shares from third parties and, through affiliated Forward Sellers, offer a number of shares of our common stock equal to the number of shares of our common stock underlying the particular forward transaction. During the year ended December 31, 2022, we sold 2,438,927 shares of our common stock under our 2021 ATM Equity Program, generating net proceeds of $98,367, after giving effect to Agent commissions and other costs totaling $1,633. We did not sell any shares of common stock under the 2021 ATM Equity Program during the year ended December 31, 2023 and 2021. As of December 31, 2023, $1,150,000 remains available for future offerings under the 2021 ATM Equity Program.

On August 22, 2019, we entered into distribution agreements with a syndicate of banks, pursuant to which we sold, from time to time, up to an aggregate sales price of $800,000 of our common stock (the "2019 ATM Equity Program"). During the year ended December 31, 2021, we sold 9,008,528 shares of our common stock under our 2019 ATM Equity Program, generating net proceeds of $362,589, after giving effect to agent commissions and other costs totaling $6,225. We terminated the 2019 ATM Equity Program immediately after entering into the 2021 ATM Equity Program.

*Dividends*

To qualify as a REIT, we are required to distribute annually to our stockholders at least 90% of our REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and to pay tax at regular corporate rates to the extent that we annually distribute less than 100% of our net taxable income. We intend to pay quarterly dividends to our stockholders that in the aggregate are approximately equal to or exceed our net taxable income in the relevant year. The timing, form, and amount of distributions, if any, to our stockholders, will be at the sole discretion of our board of directors.

(dollar amounts in thousands)

The following table summarizes our dividends paid from January 1, 2022 through December 31, 2023:

| | Record Date | Amount per Share | Pay Date | Total Amount Paid |
|---|---|---|---|---|
| Q4-2023 | November 7, 2023 | $0.26 | November 22, 2023 | $160,350 |
| Q3-2023 | August 8, 2023 | 0.26 | August 25, 2023 | 160,540 |
| Q2-2023 | May 10, 2023 | 0.26 | May 26, 2023 | 159,493 |
| Q1-2023 | February 14, 2023 | 0.26 | February 28, 2023 | 158,453 |
| Q4-2022 | November 8, 2022 | 0.22 | November 23, 2022 | 135,654 |
| Q3-2022 | August 9, 2022 | 0.22 | August 26, 2022 | 135,042 |
| Q2-2022 | May 10, 2022 | 0.22 | May 27, 2022 | 134,744 |
| Q1-2022 | February 14, 2022 | 0.22 | February 28, 2022 | 134,240 |

On December 8, 2023, our board of directors declared a dividend of $0.28 per share to stockholders of record on December 27, 2023, which was paid on January 19, 2024.

## Note 10—Share-Based Compensation

Our board of directors adopted, and our stockholders approved, the Invitation Homes Inc. 2017 Omnibus Incentive Plan (the "Omnibus Incentive Plan") to provide a means through which to attract and retain key associates and to provide a means whereby our directors, officers, associates, consultants, and advisors can acquire and maintain an equity interest in us, or be paid incentive compensation, including incentive compensation measured by reference to the value of our common stock, and to align their interests with those of our stockholders. Under the Omnibus Incentive Plan, we may issue up to 16,000,000 shares of common stock.

Our share-based awards consist of RSUs, which may be time vesting, performance based vesting, or market based vesting, and Outperformance Awards (defined below). Time-vesting RSUs are participating securities for EPS purposes, and PRSUs and Outperformance Awards are not.

### Share-Based Awards

The following summarizes our share-based award activity during the years ended December 31, 2023, 2022, and 2021.

*Annual Long Term Incentive Plan ("LTIP"):*

- *Annual LTIP Awards Granted:* During the years ended December 31, 2023, 2022, and 2021, we granted 776,492 640,107, and 675,627 RSUs, respectively, pursuant to LTIP awards. Each award includes components which vest based on time-vesting conditions, market based vesting conditions, and performance based vesting conditions, each of which is subject to continued employment through the applicable vesting date.

  LTIP time-vesting RSUs vest in three equal annual installments based on an anniversary date of March 1st. LTIP PRSUs may be earned based on the achievement of certain measures over a three year performance period. The number of PRSUs earned will be determined based on performance achieved during the performance period for each measure at certain threshold, target, or maximum levels and corresponding payout ranges. In general, the LTIP PRSUs are earned after the end of the performance period on the date on which the performance results are certified by our compensation and management development committee (the "Compensation Committee").

**(dollar amounts in thousands)**

All of the LTIP Awards are subject to certain change in control and retirement eligibility provisions that may impact these vesting schedules.

- *PRSU Results:* During the years ended December 31, 2023, 2022, and 2021, certain LTIP PRSUs vested and achieved performance in excess of the target level, resulting in the issuance of an additional 188,001, 285,601, and 159,180 shares of common stock, respectively. Such awards are reflected as an increase in the number of awards granted and vested in the table below. Certain other LTIP PRSUs did not achieve performance criteria, resulting in the cancellation of 47,145 awards during the year ended December 31, 2021. Such awards are reflected as an increase in the number of awards forfeited/canceled in the table below.

*Other Award Activity*

- *Other Awards:* During the year ended December 31, 2023, we granted 50,895 time-vesting RSUs to members of our board of directors, which will fully vest on the date of INVH's 2024 annual stockholders meeting, subject to continued service on the board of directors through such date. During the years ended December 31, 2022 and 2021, INVH issued 36,912 and 43,767 time-vesting RSUs, which awards fully vested on the dates of INVH's 2023 and 2022 annual stockholders meetings, respectively.

  During the year ended December 31, 2023, we granted 56,562 employment awards in the form of time-vesting RSUs that vest in three equal annual installments based on an anniversary date of the grant date.

- *Modifications:* On February 1, 2023, the vesting conditions of certain outstanding equity awards with a pre-modification aggregate fair value of $3,741 were modified, resulting in an incremental $309 of share-based compensation expense over the remaining service period. During the year ended December 31, 2023, $1,941 of previously recognized share-based compensation expense with respect to these awards was reversed, and we began amortizing the modified fair value over the remaining service period.

*Outperformance Awards*

On May 1, 2019, the Compensation Committee approved equity based awards in the form of PRSUs and OP Units (the "2019 Outperformance Awards"). The 2019 Outperformance Awards included market based vesting conditions related to absolute and relative total shareholder returns ("TSRs") over a three year performance period that ended on March 31, 2022. In April 2022, the absolute TSR and the relative TSR were separately calculated, and the Compensation Committee certified achievement of each at maximum achievement. The number of earned 2019 Outperformance Awards was then determined based on the earned dollar value of the awards (at maximum) and the stock price at the performance certification date, resulting in 311,425 earned PRSUs and 498,224 earned OP Units. Earned awards vested 50% on the certification date in April 2022, 25% vested on March 31, 2023, and the remaining 25% will vest on March 31, 2024, subject to continued employment. The estimated fair value of 2019 Outperformance Awards that fully vested during the year ended December 31, 2023 was an aggregate $3,164. The aggregate $12,160 grant-date fair value of the 2019 Outperformance Awards that were earned was determined based on Monte-Carlo option pricing models which estimated the probability of achievement of the TSR thresholds. The grant-date fair value is amortized ratably over each vesting period.

On April 1, 2022, the Compensation Committee granted equity based awards with market based vesting conditions in the form of PRSUs and OP Units (the "2022 Outperformance Awards" and together with the 2019

(dollar amounts in thousands)

Outperformance Awards, the "Outperformance Awards"). The 2022 Outperformance Awards may be earned based on the achievement of rigorous absolute TSR and relative TSR return thresholds over a three year performance period ending March 31, 2025. The 2022 Outperformance Awards provide that upon completion of 75% of the performance period, or June 30, 2024 (the "Interim Measurement Date"), performance achieved as of the Interim Measurement Date will be calculated consistent with the award terms. To the extent performance through the Interim Measurement Date would result in a payout if the performance period had ended on that date, a minimum of 50% of such hypothetical payout amounts will be guaranteed as a minimum level payout for the full performance period, so long as certain minimum levels of relative TSR are achieved for the full performance period. The final award achievement will be equal to the greater of the payouts determined based on the Interim Measurement Date and performance through March 31, 2025. Upon completion of the performance period, the dollar value of the awards earned under the absolute and relative TSR components will be separately calculated, and the number of earned 2022 Outperformance Awards will be determined based on the earned dollar value of the awards and the stock price at the performance certification date. Earned awards will vest 50% on the certification date and 50% on March 31, 2026, subject to continued employment. As of December 31, 2023, 2022 Outperformance Awards with an approximate aggregate $17,500 grant-date fair value have been issued and remain outstanding. The grant-date fair value was determined based on Monte-Carlo option pricing models which estimate the probability of achievement of the TSR thresholds, and it is amortized ratably over each vesting period.

*Summary of Total Share-Based Awards*

The following table summarizes activity related to non-vested time-vesting RSUs and PRSUs, other than Outperformance Awards, during the years ended December 31, 2023, 2022, and 2021:

| | Time-Vesting Awards | | PRSUs | | Total Share-Based Awards[(1)] | |
|---|---|---|---|---|---|---|
| | Number | Weighted Average Grant Date Fair Value (Actual $) | Number | Weighted Average Grant Date Fair Value (Actual $) | Number | Weighted Average Grant Date Fair Value (Actual $) |
| Balance, December 31, 2020 | 560,123 | $ 24.54 | 975,811 | $ 26.36 | 1,535,934 | $ 25.70 |
| Granted | 252,249 | 30.30 | 626,325 | 27.44 | 878,574 | 28.26 |
| Vested[(2)] | (396,185) | (23.44) | (436,493) | (23.31) | (832,678) | (23.37) |
| Forfeited / canceled | (19,102) | (29.83) | (68,106) | (23.25) | (87,208) | (24.69) |
| Balance, December 31, 2021 | 397,085 | 29.05 | 1,097,537 | 28.38 | 1,494,622 | 28.56 |
| Granted | 339,517 | 37.39 | 730,078 | 31.46 | 1,069,595 | 33.34 |
| Vested[(2)] | (213,884) | (28.84) | (602,994) | (24.67) | (816,878) | (25.76) |
| Forfeited / canceled | (12,846) | (35.22) | (13,050) | (29.16) | (25,896) | (32.16) |
| Balance, December 31, 2022 | 509,872 | 34.54 | 1,211,571 | 32.08 | 1,721,443 | 32.81 |
| Granted | 350,949 | 31.67 | 721,001 | 30.51 | 1,071,950 | 30.89 |
| Vested[(2)] | (220,208) | (33.06) | (505,933) | (31.54) | (726,141) | (32.00) |
| Forfeited / canceled | (29,894) | (34.14) | (61,697) | (31.22) | (91,591) | (32.17) |
| Balance, December 31, 2023 | 610,719 | $ 33.44 | 1,364,942 | $ 31.48 | 1,975,661 | $ 32.09 |

(1) Total share-based awards excludes Outperformance Awards.

(2) All vested share-based awards are included in basic EPS for the periods after each award's vesting date. The estimated aggregate fair value of share-based awards that fully vested during the years ended December 31, 2023, 2022, and 2021 was $23,265, $21,154, and $18,214, respectively. During the years ended December 31, 2023, 2022, and 2021, 5,306, 3,084, 1,033 RSUs, respectively, were accelerated pursuant to the terms and conditions of the Omnibus Incentive Plan and related award agreements.

**(dollar amounts in thousands)**

*Grant-Date Fair Values*

The grant-date fair values of the time-vesting RSUs and PRSUs with performance condition vesting criteria are generally based on the closing price of our common stock on the grant date. However, the grant-date fair values for share-based awards with market condition vesting criteria are based on Monte-Carlo option pricing models. The following table summarizes the significant inputs utilized in these models for such awards granted or modified during the years ended December 31, 2023, 2022, and 2021:

| | For the Years Ended December 31, | | |
|---|---|---|---|
| | 2023 | 2022 | 2021 |
| Expected volatility(1) | 20.5% – 30.0% | 28.9% – 33.6% | 33.2% |
| Risk-free rate | 4.31% – 4.62% | 1.72% – 2.59% | 0.31% |
| Expected holding period (years) | 1.00 – 2.84 | 2.84 – 3.00 | 2.84 |

(1) Expected volatility was estimated based on the historical volatility of INVH's realized returns and of the applicable index.

Summary of Total Share-Based Compensation Expense

During the years ended December 31, 2023, 2022, and 2021, we recognized share-based compensation expense as follows:

| | For the Years Ended December 31, | | |
|---|---|---|---|
| | 2023 | 2022 | 2021 |
| General and administrative | $22,540 | $22,469 | $21,743 |
| Property management expense | 6,963 | 6,493 | 5,427 |
| Total | $29,503 | $28,962 | $27,170 |

As of December 31, 2023, there is $33,635 of unrecognized share-based compensation expense related to non-vested share-based awards which is expected to be recognized over a weighted average period of 1.71 years.

## Note 11—Fair Value Measurements

The carrying amounts of restricted cash, certain components of other assets, accounts payable and accrued expenses, resident security deposits, and certain components of other liabilities approximate fair value due to the short maturity of these amounts. Our interest rate swap agreements, interest rate cap agreements, and investments in equity securities with a readily determinable fair value are recorded at fair value on a recurring basis within our consolidated financial statements. The fair values of our interest rate caps and swaps, which are classified as Level 2 in the fair value hierarchy, are estimated using market values of instruments with similar attributes and maturities. See Note 8 for the details of the consolidated balance sheet classification and the fair values for the interest rate caps and swaps. The fair values of our investments in equity securities with a readily determinable fair value are classified as Level 1 in the fair value hierarchy. For additional information related to our investments in equity securities as of December 31, 2023 and 2022, refer to Note 6.

(dollar amounts in thousands)

Recurring Fair Value Measurements

The following table displays the carrying values and fair values of financial instruments as of December 31, 2023 and 2022:

| | | December 31, 2023 | | December 31, 2022 | |
|---|---|---|---|---|---|
| | | Carrying Value | Fair Value | Carrying Value | Fair Value |
| **Assets carried at historical cost on the consolidated balance sheets:** | | | | | |
| Investments in debt securities[1] | Level 2 | $ 86,471 | $ 84,591 | $ 86,980 | $ 84,992 |
| **Liabilities carried at historical cost on the consolidated balance sheets:** | | | | | |
| Unsecured Notes — public offering[2] | Level 1 | $3,029,856 | $2,725,884 | $2,238,066 | $1,798,658 |
| Mortgage loans[3] | Level 2 | 1,633,585 | 1,576,813 | 1,653,724 | 1,588,550 |
| Unsecured Notes — private placement[4] | Level 2 | 300,000 | 245,766 | 300,000 | 228,726 |
| Secured Term Loan[5] | Level 3 | 403,129 | 369,402 | 403,363 | 356,557 |
| Term Loan Facilities[6] | Level 3 | 3,225,000 | 3,230,747 | 3,225,000 | 3,233,677 |

(1) The carrying values of investments in debt securities are shown net of discount.
(2) The carrying value of the Unsecured Notes — public offering includes $20,144 and $11,934 of unamortized discount and excludes $23,211 and $18,534 of deferred financing costs as of December 31, 2023 and 2022, respectively.
(3) The carrying values of the mortgage loans include $1,232 and $1,584 of unamortized discount and exclude $6,329 and $7,929 of deferred financing costs as of December 31, 2023 and 2022, respectively.
(4) The carrying value of the Unsecured Notes — private placement excludes $1,178 and $1,347 of deferred financing costs as of December 31, 2023 and 2022, respectively.
(5) The carrying value of the Secured Term Loan excludes $1,614 and $1,833 of deferred financing costs as of December 31, 2023 and 2022, respectively.
(6) The carrying values of the Term Loan Facilities exclude $13,186 and $21,433 of deferred financing costs as of December 31, 2023 and 2022, respectively.

We value our Unsecured Notes — public offering using quoted market prices for each underlying issuance, a Level 1 price within the fair value hierarchy. The fair values of our investments in debt securities, Unsecured Notes — private placement, and mortgage loans, which are classified as Level 2 in the fair value hierarchy, are estimated based on market bid prices of comparable instruments at period end.

We review the fair value hierarchy classifications each reporting period. Changes in the observability of the valuation attributes may result in a reclassification of certain financial assets or liabilities. Such reclassifications are reported as transfers in and out of Level 3 at the beginning fair value for the reporting period in which the changes occur. Availability of secondary market activity and consistency of pricing from third-party sources impacts our ability to classify securities as Level 2 or Level 3.

**(dollar amounts in thousands)**

The following table displays the significant unobservable inputs used to develop our Level 3 fair value measurements as of December 31, 2023:

| | Quantitative Information about Level 3 Fair Value Measurement(1) | | | |
|---|---|---|---|---|
| | **Fair Value** | **Valuation Technique** | **Unobservable Input** | **Rate** |
| Secured Term Loan | $ 369,402 | Discounted Cash Flow | Effective Rate | 4.93% |
| Term Loan Facilities | 3,230,747 | Discounted Cash Flow | Effective Rate | 4.34% – 6.69% |

(1) Our Level 3 fair value instruments require interest only payments.

Nonrecurring Fair Value Measurements

Our assets measured at fair value on a nonrecurring basis are those assets for which we have recorded impairments.

*Single-Family Residential Properties*

The single-family residential properties for which we have recorded impairments, measured at fair value on a nonrecurring basis, are summarized below:

| | For the Years Ended December 31, | | |
|---|---|---|---|
| | **2023** | **2022** | **2021** |
| **Investments in single-family residential properties, net held for sale (Level 3):** | | | |
| Pre-impairment amount | $ 2,208 | $ 1,208 | $ 3,582 |
| Total impairments | (427) | (310) | (650) |
| Fair value | $ 1,781 | $ 898 | $ 2,932 |

We did not record any impairments for our investments in single-family residential properties, net held for use during the years ended December 31, 2023, 2022, and 2021. For additional information related to our single-family residential properties as of December 31, 2023 and 2022, refer to Note 3.

### Note 12—Earnings per Share

Basic and diluted EPS are calculated as follows:

| | For the Years Ended December 31, | | |
|---|---|---|---|
| **(in thousands, except share and per share data)** | **2023** | **2022** | **2021** |
| **Numerator:** | | | |
| Net income available to common stockholders — basic and diluted . . . . . . . . . . . . . . . . . . . . . | $ 518,774 | $ 382,668 | $ 261,098 |
| **Denominator:** | | | |
| Weighted average common shares outstanding — basic . . . . . . . . . . | 611,893,784 | 609,770,610 | 577,681,070 |
| Effect of dilutive securities: Incremental shares attributed to non-vested share-based awards . . . . . . . . . . . . . . . . | 1,394,924 | 1,341,786 | 1,528,453 |
| Weighted average common shares outstanding — diluted . . . . . . . . . | 613,288,708 | 611,112,396 | 579,209,523 |
| Net income per common share — basic . . . . . . . . . . . . . . . . . . . . . . | $ 0.85 | $ 0.63 | $ 0.45 |
| Net income per common share — diluted . . . . . . . . . . . . . . . . . . . . . | $ 0.85 | $ 0.63 | $ 0.45 |

Incremental shares attributed to non-vested share-based awards are excluded from the computation of diluted EPS when they are anti-dilutive. For the years ended December 31, 2023, 2022, and 2021, 3,125, 57,278, and 16,939, incremental shares attributed to non-vested share-based awards, respectively, are excluded from the denominator because they are anti-dilutive.

For the years ended December 31, 2023, 2022, and 2021, vested OP Units have been excluded from the computation of EPS because all income attributable to such vested OP Units has been recorded as non-controlling interest and thus excluded from net income available to common stockholders.

The outstanding balance of the 2022 Convertible Notes was settled in January 2022. As such, they had no effect on potential dilution for the year ended December 31, 2023. For the years ended December 31, 2022 and 2021, using the "if-converted" method, 290,079 and 11,293,203 potential shares of common stock issuable upon the conversion of the 2022 Convertible Notes, respectively, are excluded from the computation of diluted EPS as they are anti-dilutive. Additionally, no adjustment to the numerator was required for interest expense related to the 2022 Convertible Notes for the years ended December 31, 2022 and 2021. See Note 7 for further discussion about the 2022 Convertible Notes.

### Note 13—Income Tax

We account for income taxes under the asset and liability method. For our taxable REIT subsidiaries ("TRSs"), deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable

(dollar amounts in thousands)

to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using the enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. We provide a valuation allowance, from time to time, for deferred tax assets for which we do not consider realization of such assets to be more likely than not. As of December 31, 2023 and 2022, we have not recorded any deferred tax assets and liabilities or unrecognized tax benefits. We do not anticipate a significant change in unrecognized tax benefits within the next 12 months.

We have sold assets that were either subject to state and local income taxes or Section 337(d) of the Code, as amended, or were held by TRSs. These transactions resulted in $253, $150, and $551 of current income tax expense for the years ended December 31, 2023, 2022, and 2021, respectively.

## Note 14—Commitments and Contingencies

*Lease Commitments*

The following table sets forth our fixed lease payment commitments as a lessee as of December 31, 2023, for the periods below:

| Year | Operating Leases | Finance Leases |
|---|---|---|
| 2024 | $ 4,543 | $ 1,706 |
| 2025 | 3,228 | 877 |
| 2026 | 1,916 | 908 |
| 2027 | 1,341 | 638 |
| 2028 | 661 | 9 |
| Thereafter | 158 | — |
| Total lease payments | 11,847 | 4,138 |
| Less: imputed interest | (750) | (342) |
| Total lease liability | $ 11,097 | $ 3,796 |

The components of lease expense for the years ended December 31, 2023, 2022, and 2021 are as follows:

| | For the Years Ended December 31, | | |
|---|---|---|---|
| | 2023 | 2022 | 2021 |
| Operating lease cost: | | | |
| Fixed lease cost | $3,317 | $3,284 | $3,970 |
| Variable lease cost | 1,515 | 1,498 | 1,239 |
| Total operating lease cost | $4,832 | $4,782 | $5,209 |
| Finance lease cost: | | | |
| Amortization of ROU assets | $2,790 | $2,676 | $2,825 |
| Interest on lease liabilities | 375 | 234 | 279 |
| Total finance lease cost | $3,165 | $2,910 | $3,104 |

**(dollar amounts in thousands)**

*New-Build Commitments*

We have entered into binding purchase agreements with certain homebuilders for the purchase of 1,789 homes over the next four years. Estimated remaining commitments under these agreements total approximately $630,000 as of December 31, 2023.

*Insurance Policies*

Pursuant to the terms of certain of our loan agreements (see Note 7), laws and regulations of the jurisdictions in which our properties are located, and general business practices, we are required to procure insurance on our properties. As of December 31, 2023, there are no material contingent liabilities related to uninsured losses with respect to our properties.

*Legal Matters*

We are subject to various legal proceedings and claims that arise in the ordinary course of our business as well as congressional and regulatory inquiries and engagements. We accrue a liability when we believe that it is both probable that a liability has been incurred and that we can reasonably estimate the amount of the loss. We do not believe that the final outcome of these proceedings or matters will have a material adverse effect on our consolidated financial statements.

## Note 15—Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring after December 31, 2023, for potential recognition or disclosure.

*Dividend Declaration*

On December 8, 2023, our board of directors declared a dividend of $0.28 per share to stockholders of record on December 27, 2023, which was paid on January 19, 2024.

*Extensions of Existing Mortgage Loans*

On January 8, 2024, the extension of the maturity date of the IH 2018-4 mortgage loan from January 9, 2024 to January 9, 2025 was confirmed by the lender.

*Property Management*

In January 2024, we entered into an agreement with a third-party portfolio owner of single-family residential homes to provide property and asset management services for approximately 14,000 homes. Substantially all of the homes are located within our existing markets.

## INVITATION HOMES INC.
## Schedule III Real Estate and Accumulated Depreciation
## As of December 31, 2023
### (dollar amounts in thousands)

| Market | Number of Properties[1] | Number of Encumbered Properties[2] | Encumbrances[2] | Initial Cost to Company Land | Initial Cost to Company Depreciable Properties | Cost Capitalized Subsequent to Acquisition Land | Cost Capitalized Subsequent to Acquisition Depreciable Properties | Gross Amount at Close of Period Land | Gross Amount at Close of Period Depreciable Properties | Gross Amount at Close of Period Total[3] | Accumulated Depreciation | Date of Construction | Date Acquired | Depreciable Period |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Atlanta | 12,708 | 2,566 | $ 289,591 | $ 335,731 | $ 1,718,453 | $— | $ 358,899 | $ 335,731 | $ 2,077,352 | $ 2,413,083 | $ (563,862) | 1920-2023 | 2012-2023 | 7—32 years |
| Carolinas | 5,490 | 1,098 | 153,342 | 204,200 | 912,329 | — | 146,760 | 204,200 | 1,059,089 | 1,263,289 | (241,358) | 1900-2023 | 2012-2023 | 7—32 years |
| Chicago | 2,488 | — | — | 125,730 | 309,516 | — | 124,900 | 125,730 | 434,416 | 560,146 | (144,910) | 1877-2015 | 2012-2017 | 7—32 years |
| Dallas | 2,983 | 882 | 102,753 | 145,215 | 540,050 | — | 64,743 | 145,215 | 604,793 | 750,008 | (108,034) | 1952-2023 | 2017-2023 | 7—32 years |
| Denver | 2,581 | 842 | 122,585 | 232,338 | 636,652 | — | 93,954 | 232,338 | 730,606 | 962,944 | (135,473) | 1885-2021 | 2017-2022 | 7—32 years |
| Houston | 2,341 | 576 | 45,598 | 79,242 | 362,332 | — | 38,302 | 79,242 | 400,634 | 479,876 | (76,290) | 1954-2023 | 2017-2023 | 7—32 years |
| Indianapolis | 45 | — | — | 2,983 | 8,880 | — | 2 | 2,983 | 8,882 | 11,865 | (141) | 1990-2016 | 2023 | 7—32 years |
| Jacksonville | 1,994 | 274 | 43,910 | 94,649 | 261,712 | — | 69,937 | 94,649 | 331,649 | 426,298 | (107,299) | 1955-2023 | 2012-2023 | 7—32 years |
| Las Vegas | 3,418 | 862 | 127,722 | 161,569 | 702,562 | — | 85,150 | 161,569 | 787,712 | 949,281 | (162,761) | 1961-2019 | 2012-2023 | 7—32 years |
| Memphis | 21 | — | — | 752 | 4,916 | — | 3 | 752 | 4,919 | 5,671 | (75) | 1990-2014 | 2023 | 7—32 years |
| Minneapolis | 1,073 | 5 | 619 | 63,462 | 131,402 | — | 62,338 | 63,462 | 193,740 | 257,202 | (69,589) | 1886-2015 | 2013-2015 | 7—32 years |
| Nashville | 27 | — | — | 2,338 | 7,718 | — | 190 | 2,338 | 7,908 | 10,246 | (105) | 1992-2023 | 2023 | 7—32 years |
| Northern California | 4,298 | 755 | 139,584 | 353,502 | 797,661 | — | 165,887 | 353,502 | 963,548 | 1,317,050 | (264,083) | 1900-2019 | 2012-2022 | 7—32 years |
| Orlando | 6,716 | 1,165 | 156,230 | 249,409 | 1,033,740 | — | 198,101 | 249,409 | 1,231,841 | 1,481,250 | (307,487) | 1947-2023 | 2012-2023 | 7—32 years |
| Phoenix | 9,223 | 1,556 | 228,451 | 429,149 | 1,371,037 | — | 255,225 | 429,149 | 1,626,262 | 2,055,411 | (374,272) | 1929-2023 | 2012-2023 | 7—32 years |
| Seattle | 4,038 | 148 | 32,721 | 331,366 | 746,882 | — | 201,520 | 331,366 | 948,402 | 1,279,768 | (235,147) | 1890-2022 | 2012-2022 | 7—32 years |
| South Florida | 8,267 | 579 | 127,399 | 714,913 | 1,518,011 | — | 271,065 | 714,913 | 1,789,076 | 2,503,989 | (526,271) | 1937-2023 | 2012-2023 | 7—32 years |
| Southern California | 7,505 | 1,265 | 279,865 | 960,066 | 1,434,776 | — | 269,348 | 960,066 | 1,704,124 | 2,664,190 | (510,300) | 1900-2014 | 2012-2021 | 7—32 years |
| Tampa | 9,162 | 1,327 | 185,616 | 395,276 | 1,503,344 | — | 261,709 | 395,276 | 1,765,053 | 2,160,329 | (435,225) | 1923-2023 | 2012-2023 | 7—32 years |
| **Total** | 84,378 | 13,900 | $2,035,986 | $4,881,890 | $14,001,973 | $— | $2,668,033 | $4,881,890 | $16,670,006 | $21,551,896 | $(4,262,682) | | | |

(1) Number of properties represents 84,567 total properties owned less 189 properties classified as held for sale and recorded in other assets, net on the consolidated balance sheet as of December 31, 2023.

(2) Number of encumbered properties and encumbrances include the number of properties secured by first priority mortgages under the mortgage loans and the Secured Term Loan, as well as the aggregate value of outstanding debt attributable to such properties. Excluded from this is original issue discount, deferred financing costs, and 13 held for sale properties with an encumbered balance of $1,960.

(3) The gross aggregate cost of total real estate in the table above for federal income tax purposes was approximately $19.8 billion (unaudited) as of December 31, 2023.

# INVITATION HOMES INC.
## Schedule III Real Estate and Accumulated Depreciation
### (dollar amounts in thousands)

| | For the Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2023 | 2022 | 2021 |
| *Residential Real Estate* | | | |
| Balance at beginning of period | $20,700,935 | $20,008,381 | $18,801,750 |
| Additions during the period | | | |
| Acquisitions | 995,255 | 564,706 | 1,126,826 |
| Initial renovations | 29,793 | 111,243 | 83,099 |
| Other capital expenditures | 216,792 | 206,517 | 167,256 |
| Deductions during the period | | | |
| Dispositions and other | (371,045) | (176,768) | (197,225) |
| Reclassifications | | | |
| Properties held for sale, net of dispositions | (19,834) | (13,144) | 26,675 |
| Balance at close of period | $21,551,896 | $20,700,935 | $20,008,381 |
| *Accumulated Depreciation* | | | |
| Balance at beginning of period | $(3,670,561) | $(3,073,059) | $(2,513,057) |
| Depreciation expense | (663,398) | (629,301) | (585,101) |
| Dispositions and other | 67,804 | 28,475 | 27,633 |
| Reclassifications | | | |
| Properties held for sale, net of dispositions | 3,473 | 3,324 | (2,534) |
| Balance at close of period | $(4,262,682) | $(3,670,561) | $(3,073,059) |

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# Board of Directors

**Michael D. Fascitelli**
Director and Chairperson of the
Board of Directors

**Dallas B. Tanner**
Chief Executive Officer and Director

**Jana Cohen Barbe**
Director

**Richard D. Bronson**
Director and Chairperson of the
Nominating and Corporate
Governance Committee

**Jeffrey E. Kelter**
Director and Chairperson of the
Investment and Finance Committee

**Joseph D. Margolis**
Director

**John B. Rhea**
Director

**Janice L. Sears**
Director

**Frances Aldrich Sevilla-Sacasa**
Director and Chairperson of the
Audit Committee

**Keith D. Taylor**
Director and Chairperson of the
Compensation and Management
Development Committee

# Executive Management

**Dallas B. Tanner**
Chief Executive Officer
and Director

**Charles D. Young**
President and
Chief Operating Officer

**Jonathan S. Olsen**
Executive Vice President,
Chief Financial Officer and Treasurer

**Scott G. Eisen**
Executive Vice President and
Chief Investment Officer

**Allison H. Mullis**
Executive Vice President and
Chief Human Resources Officer

**Mark A. Solls**
Executive Vice President,
Chief Legal Officer and Secretary

**Virginia L. Suliman**
Executive Vice President,
Chief Information and Digital Officer

# Corporate Information

**Transfer Agent, Registrar**
Computershare Investor Services
P.O. Box 43006
Providence, RI 02940

Courier Delivery:
150 Royall St, Suite 101
Canton, MA 02021

Phone: (866) 637-9460
www.computershare.com

**Independent Registered Public
Accounting Firm**
Deloitte & Touche LLP
2200 Ross Avenue, Suite 1600
Dallas, TX 75201

**Investor Relations**
Invitation Homes Inc.
1717 Main Street, Suite 2000
Dallas, TX 75201
Phone: (844) 456-INVH (4684)
Email: ir@invitationhomes.com

**Stock Information**
New York Stock Exchange
"INVH"



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